As filed with the Securities and Exchange Commission on March 28, 2005
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                             REGISTRATION STATEMENT
                                       on
                                   SCHEDULE B
                                    under the
                             SECURITIES ACT OF 1933
                                ----------------

                      Landeskreditbank Baden-Wurttemberg -
                                   Forderbank
                              (Name of Registrant)

                         The State of Baden-Wurttemberg
                          (Guarantor and Co-Signatory)
                                ----------------

                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                                  P.O. Box 885
                             Newark, Delaware 19715
                 (Name and address of Authorized Representative)
                                ----------------

                                   Copies to:
                              Stephan Hutter, Esq.
                             Shearman & Sterling LLP
                               Gervinusstrasse 17
                             60322 Frankfurt am Main
                                     Germany
                                +49 69 9711-1000
                                ----------------

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective. The securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.



                                            CALCULATION OF REGISTRATION FEE
================================================================================================================================
                                                                           Proposed
                                                                            Maximum
                                                                           Offering        Proposed Maximum      Amount of
         Title of each Class of                         Amount to          Price per          Aggregate        Registration
      Securities to be Registered                   be Registered (1)       Unit (2)       Offering Price (3)        Fee
--------------------------------------------------------------------------------------------------------------------------------
Debt Securities.................................    $5,000,000,000                         $5,000,000,000        $588,500
--------------------------------------------------------------------------------------------------------------------------------
Guarantee of the State of Baden-Wurttemberg......         --                                      --
================================================================================================================================

(1) In United States dollars or its equivalent in one or more other currencies, currency units or composite currencies, as determined by reference to an index or, if the Debt Securities are to be offered at a discount, the approximate proceeds to the Registrant.

(2) The proposed maximum offering price per unit will be determined from time to time by the Registrant in connection with, and at the time of, the issuance by such Registrant of securities registered herewith.

(3) Estimated for the sole purpose of computing the registration fee pursuant to Rule 457(o).


                                ----------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   Subject to completion, dated March 28, 2005

PROSPECTUS



                                     L-BANK
                        Staatsbank fur Baden-Wurttemberg


                 Landeskreditbank Baden-Wurttemberg - Forderbank
                        a corporation under public law of
                         The State of Baden-Wurttemberg

                                 Debt Securities

         Landeskreditbank Baden-Wurttemberg - Forderbank, an institution organized under public law of the State of Baden-Wurttemberg ("L-Bank"), may from time to time offer up to $5,000,000,000 (or its equivalent in other currencies or composite currencies or in amounts determined by reference to an index) aggregate principal amount of its debt securities consisting of bonds, notes and/or other evidences of indebtedness ("Debt Securities"). The Debt Securities will be unconditional obligations of L-Bank.

         Under our governing law, the Debt Securities will benefit from an explicit guaranty by the State of Baden-Wurttemberg.

         For each offer and sale of Debt Securities under this prospectus, we will provide a prospectus supplement with the specific terms of each issue.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.









                     The date of this prospectus is __, 2005

                                TABLE OF CONTENTS

About This Prospectus..........................................................1
Forward-Looking Information....................................................2
Terms Used In This Prospectus..................................................2
Prospectus Summary.............................................................3
Application Of Proceeds........................................................5
L-Bank.........................................................................5
         General...............................................................5
         Business.............................................................11
         Debt Record..........................................................24
         Capitalization.......................................................24
         Management Information...............................................25
         Recent Developments..................................................31
         Management...........................................................33
         Employees............................................................36
         Regulation and Supervision Of L-Bank
           In The Federal Republic Of Germany.................................37
The State Of Baden-Wurttemberg................................................50
         General..............................................................50
         Economy..............................................................51
         Foreign Trade And Foreign Exchange...................................55
         Public Finance.......................................................57
         Public Debt..........................................................60
         Debt Record..........................................................62
         Budget Of The State Of Baden-Wurttemberg.............................64
Description Of The Debt Securities............................................65
Currency Conversion Rates.....................................................70
Taxation......................................................................72
         United States Federal Income Taxation................................72
         Federal Republic Of Germany Taxation.................................82
Summary Of Certain Differences Between Generally Accepted
           German And United States Accounting Principles.....................86
Plan Of Distribution..........................................................92
Limitations On Actions Against The State Of Baden-Wurttemberg.................93
Enforcement Of Civil Liabilities Against L-Bank...............................93
Legal Opinions................................................................93
Authorized Representative In The United States................................93
Official Statements And Documents.............................................93
Independent Accountants.......................................................94
Glossary......................................................................95
Financial Statements Of L-Bank...............................................F-1


                             ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the Debt Securities described in this prospectus in one or more offerings up to a total U.S. dollar amount registered with the SEC (or the equivalent in other currencies). This prospectus provides you with a general description of the Debt Securities we may offer. Each time we sell Debt Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

         You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of the Debt Securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates set forth on the respective cover pages of such documents.

                           FORWARD-LOOKING INFORMATION

         This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about our and Baden-Wurttemberg's beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections and therefore you should not place undue reliance on them. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither we nor Baden-Wurttemberg undertake any obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

                          TERMS USED IN THIS PROSPECTUS

         In this prospectus, references to "Euro" or "EUR" are to the single European currency adopted by certain participating Member States of the European Union, including the Federal Republic of Germany, as of January 1, 1999. References to "Deutsche Mark" or "DM" are to the former national currency unit of the Federal Republic of Germany, which ceased to be legal tender in the Federal Republic of Germany as of January 1, 2002. References to "U.S. dollars," "U.S.$" or "$" are to United States dollars. See "Currency Conversion Rates" for information regarding the rates of conversion of Euros into U.S. dollars for subsequent periods.

         Except as otherwise required by the context, references in this prospectus to "L-Bank," "we," "us" or "our" are to Landeskreditbank Baden-Wurttemberg - Forderbank, and references to "Baden-Wurttemberg" are to the State of Baden-Wurttemberg, a federal state of the Federal Republic of Germany.

                                 ---------------

                               PROSPECTUS SUMMARY

         The following summary should only be read in connection with, and is qualified by, the more detailed information and financial data presented elsewhere in this prospectus.

                                     L-Bank

         L-Bank is the state development bank of Baden-Wurttemberg, one of the states of the Federal Republic of Germany. We were established by statute effective December 1, 1998, as a result of the separation of the state development business from the commercial banking business of the former Landeskreditbank Baden-Wurttemberg, whereby all assets and liabilities of the state development business were transferred to us. We are wholly-owned by Baden-Wurttemberg.

         We provide funding in support of the numerous development activities of Baden-Wurttemberg, acting as the state's own development bank. Pursuant to our governing law, we carry out our business not as a competitor to, but as a supportive partner of, private, cooperative and public-sector banks operating in the open market.

As Baden-Wurttemberg's state development bank our main responsibilities and activities are:

         o the financing, primarily on a subsidized basis, of housing construction, trade, industry, agriculture and forestry, environmental protection, urban renewal and development projects, as well as improvements to the state infrastructure in the form of loans, grants, guaranties or equity capital, with special focus on providing support for small and medium-sized enterprises in Baden-Wurttemberg; and

         o administering the application of funds for a large number of state, federal and European Union financial aid programs, especially for family benefits.

         The government of Baden-Wurttemberg, the German federal government and other public authorities -- including institutions of the European Union -- all fund our activities by way of loans and grants. In addition we employ own funds.

         At December 31, 2003, we had total assets of EUR 46.2 billion. Our net profit for the year ended December 31, 2003 amounted to EUR 103.4 million. The following table shows our total assets as of December 31 of, and net profit for, each of the years indicated (in millions of EUR):

                                                2003        2002         2001
                                               ------      ------       ------
Total assets..........................         46,225      43,585       43,391
Net profit............................          103.4        86.6        105.7

         Under our governing law, the State of Baden-Wurttemberg guaranties all of our obligations in respect of money borrowed by us, debt obligations issued by us, including the Debt Securities described herein, forward or future contracts, rights under option agreements, other credits extended to us, as well as credit extended to third parties that we expressly guaranty. Under this explicit guaranty, if we fail to make any payment of principal or interest or any other amount required to be paid with respect to the Debt Securities described herein when that payment is due and payable, Baden-Wurttemberg will be liable for that payment as and when it becomes due and payable.

         In addition, our governing law provides for certain guaranty and maintenance obligations of Baden-Wurttemberg, which are described under "L-Bank--General--Responsibility of Baden-Wurttemberg--Guaranty Obligation" and "--Maintenance Obligation."

                         The State of Baden-Wurttemberg

         Baden-Wurttemberg is the third largest, by area, of Germany's 16 states (Lander). Baden-Wurttemberg is situated in southwestern Germany. It comprises an area of 13,803 square miles, approximately 10% of Germany's total area. At the beginning of 2003, Baden-Wurttemberg had 10.7 million inhabitants, or 12.9% of Germany's total population of 82.5 million. Baden-Wurttemberg has an elected parliament that legislates in areas not delegated to the German federal government.

         Baden-Wurttemberg is one of the most heavily industrialized states in Germany and has one of the strongest economies of all the German states, contributing 14.8% of Germany's gross domestic product in 2003. In terms of GDP and employment, approximately one-half of Baden-Wurttemberg's economy is based on the activities of small and medium-sized commercial enterprises, many of which are involved in manufacturing and focused on technology, and the other half consists of large industry.

         Several well-known companies are located in Baden-Wurttemberg, such as DaimlerChrysler, Porsche, Bosch, IBM Germany, Asea Brown Boveri Germany and Hewlett-Packard Germany. This strong concentration of manufacturing activity exposes the economy of Baden-Wurttemberg to a degree of cyclical pressure. In addition to manufacturing enterprises, many universities and research institutions also support the Baden-Wurttemberg economy.

         Baden-Wurttemberg has its own budget separate from that of Germany. Tax revenues in Germany are apportioned among the federal, state and municipal governments. Financially stronger states, such as Baden-Wurttemberg contribute revenues to financially weaker states.

         For a discussion of the economic, political and financial situation in Baden-Wurttemberg, see "The State of Baden-Wurttemberg."

                            APPLICATION OF PROCEEDS

         As may be more specifically described in the relevant prospectus supplement, we will use the net proceeds from the sale of the Debt Securities for our financing and securities activities.

                                     L-BANK

                                     GENERAL

Introduction

         L-Bank is the state development bank of Baden-Wurttemberg, one of the states of the Federal Republic of Germany. We were established by statute effective December 1, 1998, as a result of the separation of the state development business from the commercial banking business of the former Landeskreditbank Baden-Wurttemberg, whereby all assets and liabilities of the state development business were transferred to us.

         We provide funding in support of the numerous development activities of Baden-Wurttemberg, acting as the state's own development bank. Pursuant to our governing law, we carry out our business not as a competitor to, but as a supportive partner of, private, cooperative and public-sector banks operating in the open market.

         We were established as an independent public law institution (Anstalt des offentlichen Rechts) for an indefinite term under the Act concerning Landeskreditbank Baden-Wurttemberg - Forderbank (Gesetz uber die Landeskreditbank Baden-Wurttemberg - Forderbank, the "L-Bank Act"), as enacted and amended by the State of Baden Wurttemberg. Our powers and internal organization are further defined by our statutes (Satzung der Landeskreditbank Baden-Wurttemberg - Forderbank, the "L-Bank Statutes"). We are a member of the Federal Association of German Public Sector Banks (Bundesverband Offentlicher Banken Deutschlands e.V.), Berlin.

         Our headquarters are located at Schlossplatz 10, 76131 Karlsruhe, Federal Republic of Germany, and our telephone number is +49 (0) 721-1500. We also maintain a branch office in Stuttgart.

         As Baden-Wurttemberg's state development bank our main responsibilities and activities are:

         o the financing, primarily on a subsidized basis, of housing construction, trade, industry, agriculture and forestry, environmental protection, urban renewal and development projects, as well as improvements to the state infrastructure in the form of loans, grants, guaranties or equity capital, with a special focus on providing support for small and medium-sized enterprises
               (SMEs) in Baden-Wurttemberg; and

         o administering the application of funds for a large number of state, federal and European Union financial aid programs, especially for family benefits.

         We also invest in securities in furtherance of our responsibilities as a development bank.

         The government of Baden-Wurttemberg, the German federal government and other public authorities -- including institutions of the European Union -- all fund our activities by way of loans and grants. In addition, we employ own funds. The ongoing difficulties of the federal government and the government of Baden-Wurttemberg to balance their budgets could result in a reduction of the support of development programs, which could negatively affect the volume of our business in the years to come.

         In certain areas of financing, for example as part of our lending in support of housing and agriculture, we extend loans on a fiduciary basis by granting loans in our own name but on behalf and at the sole risk of certain German or supranational governmental or quasi-governmental entities on terms specified by such entities ("fiduciary loans"). The funds used for such fiduciary loans are supplied entirely by the relevant financing entity. We also administer loans granted in the name of other entities on behalf and at the sole direction of such entities, using funds supplied entirely by such entities ("administrative loans"). See "--Business--Loan Portfolio Risks." We earn a fee for our fiduciary and administrative responsibilities in those transactions.

         Under certain public assistance programs, we extend grants to third parties on behalf of Baden-Wurttemberg, the Federal Republic of Germany and/or the European Union. In this context, we do not commit our own funds but administer funds of such governmental authorities or their subdivisions. We earn an administration fee for processing applications centrally and settling the relevant payments.

         Our activities are not subject to corporate income tax or trade tax in Germany.

         Under German law we prepare financial statements on an unconsolidated basis only; we are currently not required to prepare consolidated financial statements. The majority interests declared in the financial statements are of minor significance overall. For this reason, we did not prepare consolidated financial statements for the period (ss. 296 sub-section 2 German Commercial Code (Handelsgesetzbuch)). Throughout this description we therefore discuss our unconsolidated financial statements, which were prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch), the German Banking Act (Kreditwesengesetz - KWG), the Bank Accounting Directive Law of 1990 (Bankenbilanzrichtlinie-Gesetz) and the Regulation on the Accounting Principles applied to Credit Institutions and Financial Services Institutions (Verordnung uber die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute).

         At December 31, 2003, we had total assets of EUR 46.2 billion. Our business is concentrated predominantly in lending at fixed interest rates. At the same date, we had outstanding credits of EUR 44.6 billion, of which 26.3% (EUR 11.7 billion) were loans to credit institutions, 55.1% (EUR 24.6 billion) were loans to customers, and 18.0% (EUR 8.3 billion) were holdings of debt or equity securities, excluding equity investments (as defined below) and repurchases of our own notes. All amounts with respect to loans made and securities held by us are based on the book values included in our balance sheet on the relevant date.

         The following table sets out our assets and outstanding credits, together with certain other selected financial data, for each of the years indicated:

          Assets, Outstanding Credits and Other Selected Financial Data
                              (in millions of EUR)


                                                                   2003                2002               2001
                                                                ----------         ----------          ----------
                                                                               (in millions of EUR)
Total assets(1).........................................          46,225             43,585              43,391
Total outstanding credits(2)............................          44,659             41,910              40,420
Loans to credit institutions(3).........................          11,761             10,562               9,774
Loans to customers(4)...................................          24,584             23,258              23,287
Securities held(5)......................................           8,314              8,089               7,359
Total fiduciary assets(6)...............................             512                667                 816
Total guaranties(7).....................................           1,229              1,069                 432
Total commitments made(8)...............................           9,008              7,104               7,380

Net profit(9)...........................................             103                 87                 106


----------------
(1)  Total assets at December 31 of the year indicated.
(2) Total outstanding credits consist of outstanding loans (other than fiduciary loans and administrative loans) and holdings of debt or equity securities (excluding equity investments and repurchased own notes) at December 31 of the year indicated.
(3) Loans to credit institutions include mortgage loans, loans to public authorities and entities organized under public law and other obligations of credit institutions.
(4) Loans to customers (i.e., non-credit institutions) include mortgage loans, loans to public authorities and entities organized under public law and other obligations of customers.
(5) Aggregate book value of all debt or equity securities (excluding equity investments and repurchased own notes), held by us at December 31 of the year indicated. An "equity investment" (Beteiligung) is an investment in another company (whether affiliated or non-affiliated) that we intend to hold on a long-term basis in order to establish a permanent relationship that contributes to our own business. See "--Business--Securities Activities" and "--Glossary--Equity investments in non-affiliated companies; equity investments in affiliated companies."
(6) Fiduciary assets consist of loans that are made by us in our name but on behalf of other entities with funds entirely supplied by, and for a purpose and on terms specified by, such other entities. See "--Business--Loan Portfolio Risks" and "--Glossary--Fiduciary assets; fiduciary liabilities." Amounts are as of December 31 of the year indicated.
(7) Total guaranties are contingent liabilities in respect of guaranties and indemnity agreements as of December 31 of the year indicated.
(8) Total commitments represent the volume of funds committed by us for loans (including fiduciary loans and administrative loans in an amount of EUR
     121.6 million in 2003, EUR 120.0 million in 2002 and EUR 116.7 million in
     2001), grants and guaranties and for the purchase of investment securities during the year indicated, including amounts to be disbursed in future years and not including amounts disbursed during the year indicated pursuant to commitments made in prior years.
(9) Net profit is the difference between total income and total expenses before allocations to retained earnings reserves for the year indicated. See also our balance sheets and statements of income included elsewhere in this prospectus.


Responsibility of Baden-Wurttemberg

         Ownership. We are wholly owned by Baden-Wurttemberg.

         Explicit and Unconditional Guaranty of Baden-Wurttemberg. The L-Bank Act (Section 5(3)) provides expressly that the State of Baden-Wurttemberg guaranties all of our obligations in respect of money borrowed by us, debt obligations issued by us, forward or future contracts, rights under option agreements, other credits extended to us, as well as credit extended to third parties that we expressly guaranty. Under this explicit guaranty, if we fail to make any payment of principal or interest or any other amount required to be paid with respect to the Debt Securities described herein when that payment is due and payable, Baden-Wurttemberg will be liable for that payment as and when it becomes due and payable.

         Baden-Wurttemberg's obligation under this explicit guaranty ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by us may enforce this obligation directly against Baden-Wurttemberg without first having to take legal action against us. The explicit guaranty of Baden-Wurttemberg is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to us with respect to the obligations covered. The explicit guaranty constitutes a charge on public funds that, as a legally established obligation, would be payable without the need of any appropriation or other action to be taken by the parliament of Baden-Wurttemberg.

         In case of a change of Baden-Wurttemberg's ownership in us, our liquidation or an amendment to the L-Bank Act, our payment obligations incurred prior to such event, including the obligations in respect of the Debt Securities described herein, the explicit guaranty of Baden-Wurttemberg would continue to support our payment obligations incurred prior to such an event.

         Guaranty Obligation. The guaranty obligation (Gewahrtragerhaftung) is based on an express statutory provision included in the L-Bank Act (Section 5(2)). In accordance with this provision, Baden-Wurttemberg is without restriction directly liable to our creditors for all of our liabilities if they have not been satisfied out of our assets. The guaranty obligation is unlimited in amount and covers any and all of our obligations arising out of the conduct of our business.

         The guaranty obligation applies to the Debt Securities described herein in addition to the explicit guaranty of Baden-Wurttemberg. However, the explicit guaranty confers a stronger right to the holders of our notes insofar as under the explicit guaranty the noteholder does not have to demonstrate to Baden-Wurttemberg that our obligations have not been satisfied by us out of our assets.

         As with the explicit guaranty, the guaranty obligation constitutes a charge on public funds that, as legally established obligation, would be payable without the need of any appropriation or other action to be taken by the parliament of Baden-Wurttemberg.

         In the event of a change of Baden-Wurttemberg's ownership in us, our liquidation or an amendment to the L-Bank Act, our payment obligations incurred prior to such event, including the obligations in respect of the Debt Securities described herein, the guaranty obligation would continue to support our payment obligations incurred prior to such an event.

         Maintenance Obligation. The principle of maintenance obligation (Anstaltslast) is independent of and supplements the principle of guaranty obligation. The maintenance obligation is codified in the L-Bank Act (Section 5(1)). It means, in general terms, that the public body that has established and owns a public law institution (Anstalt des offentlichen Rechts), in particular a public law credit institution such as L-Bank, is required under law to maintain the economic viability of such institution, to keep it in a position to perform its functions and to enable it, through the allocation of liquid funds or by other appropriate means, to perform its obligations when due. The maintenance obligation constitutes (i) an obligation to ensure our solvency, because it includes an obligation of Baden-Wurttemberg to compensate any shortfall by which our liabilities exceed our assets and (ii) an obligation to ensure our liquidity, because it includes an obligation of Baden-Wurttemberg to provide liquidity to us as necessary to meet our obligations as they come due. Furthermore Baden-Wurttemberg would be required on its own authority to take steps to enable us to perform our obligations when due. The maintenance obligation is an obligation of Baden-Wurttemberg only to us, and not to any third party. While the maintenance obligation does not constitute a formal guaranty of our obligations by Baden-Wurttemberg, the effect of the maintenance obligation is that our obligations, including our obligations to the holders of the Debt Securities described herein, are fully backed by the credit of Baden-Wurttemberg.

         As with the explicit guaranty and the guaranty obligation, the maintenance obligation constitutes a charge on public funds that, as legally established obligation, would be payable without the need of any appropriation or other action to be taken by the parliament of Baden-Wurttemberg.

         Understanding with the European Commission. Following a complaint lodged with the European Commission by the European Banking Federation alleging that the maintenance obligation and the guaranty obligation constitute state aid within the meaning of Art. 87 of the Treaty establishing the European Community (referred to as "EC Treaty"), an understanding (referred to as "Understanding I") between the EU Commission and the Federal Republic of Germany concerning the future successive abolition of those obligations regarding public banks was reached on July 17, 2001. In a further understanding (referred to as "Understanding II") with the Federal Republic of Germany on March 1, 2002, the European Commission clarified that the state support mechanisms may continue for development banks engaged in noncompetitive public functions such as for instance, state financing measures concerning housing, small and medium-sized enterprises, environmental protection, technology, innovation, infrastructure and risk capital. Therefore, the maintenance and guaranty obligation and the explicit guaranty of Baden-Wurttemberg continue to exist for us.

         After December 31, 2007, new activities of a development bank falling outside the allowed areas permitted by Understanding II will be treated as state aid under the EC Treaty and must be either discontinued or transferred to independent subsidiaries without state support. As a consequence, the advantages resulting from state guaranties for such new activities will be treated as impermissible state aid within the meaning of Art. 87 EC Treaty. In addition, Understanding II clarifies that a violation of the state aid rules by single development activities will have no effect on the continued existence of the state guaranties as such.

         As a development bank engaged in aforementioned noncompetitive public functions, we will remain a beneficiary of the maintenance obligation, the guaranty obligation as well as the explicit guaranty of Baden-Wurttemberg. On March 10, 2004, the parliament of Baden-Wurttemberg slightly amended the L-Bank Act and the L-Bank Statutes to reflect more precisely the activities permitted to us by Understanding II; the amendments will become effective as of December 31, 2007. In our view, Understanding II does not, apart from minor adjustments, require us to give up any activities.

         Insolvency of L-Bank. Pursuant to Section 12 of the Insolvency Law (Insolvenzordnung) and Section 45 of the Baden-Wurttemberg Law Implementing the Judiciary Law (Gesetz zur Ausfuhrung des Gerichtsverfassungsgesetzes), public law institutions are not capable of being subject to insolvency proceedings. Therefore, as a public law institution, we can currently only be dissolved in accordance with the L-Bank Statutes and with the L-Bank Act.

         Supervision of L-Bank. Pursuant to the L-Bank Act and the L-Bank Statutes, we are subject to supervision by the Ministry of Finance of Baden-Wurttemberg in consultation with the ministry of Baden-Wurttemberg having jurisdiction for the particular matter concerned. We are also subject to the supervision of the Federal Supervisory Authority for Financial Services (Bundesanstalt fur Finanzdienstleistungsaufsicht) in conjunction with the Federal Central Bank (Deutsche Bundesbank). For more information about our supervision, see the discussion under the heading "--Regulation and Supervision of L-Bank in the Federal Republic of Germany."

         In addition, the State Accounting Office (Landesrechnungshof) of Baden-Wurttemberg, which is responsible to the parliament of Baden-Wurttemberg (Landtag), has an unrestricted right to audit us at any time, in particular with regard to our compliance with the Baden-Wurttemberg Budgeting Principles Act (Landeshaushaltsordnung), the law setting forth the principles and guidelines relating to, among other things, the administration of public funds.

         Our supervisory board (Verwaltungsrat) establishes guidelines for, and oversees, the conduct of our business. Pursuant to the L-Bank Act, our supervisory board is composed of eight representatives of the government of Baden-Wurttemberg and seven other members, all of whom are appointed by the government of Baden-Wurttemberg and vested with voting rights. In addition, the supervisory board includes three advisory members without voting rights. The government of Baden-Wurttemberg appoints one of the representatives of Baden-Wurttemberg in our supervisory board as chairman of the supervisory board. See "--Management."

                                    BUSINESS

         Our principal business is providing loans and other types of financings relating to:

         o    the construction, purchasing and renovation of housing;

         o trade and industry, business start-ups and small and medium sized enterprises (SMEs);

         o    infrastructural development; and

         o    social welfare.

         We also act as agent for Baden-Wurttemberg, for the Federal Republic of Germany and for the European Union in administering a wide range of public financial assistance programs and offer certain other banking-related services. In support of our primary activities as a state development bank and for risk management purposes, we also regularly invest in securities.

Housing

         Our principal financing activity consists of the extension of loans and guaranties related to the construction, renovation and purchase of single and multi-family houses and apartment buildings. We also issue grants with respect to such housing. At December 31, 2003, housing loans totaling EUR 21,836 million accounted for 56.4% of our total outstanding loans. Of the outstanding housing loans, a majority was granted to individuals.

         The following table sets out our loans and commitments in connection with housing-related financing for each of the years indicated:

                            Housing-Related Financing
                              Loans and Commitments


                                                                    2003                2002               2001
                                                                 ----------          ----------         ----------
                                                                        (in millions of EUR, except for %)
Loans outstanding(1)....................................           21,836              21,941             22,279
% of total loans outstanding............................             56.4                61.0               64.7
Commitments made(2).....................................            1,139                 973              1,062
% of total commitments made.............................             12.6                13.7               14.4


----------------
(1) Loans outstanding at December 31 of the year indicated. Loans outstanding do not include fiduciary loans, and administrative loans.
(2) Commitments represent the volume of funds committed by us for loans (including fiduciary loans and administrative loans), grants and guaranties during the year indicated, including amounts to be disbursed in future years and not including amounts disbursed during the year indicated pursuant to commitments made in prior years.


         We administer the State Housing Program of Baden-Wurttemberg, which encompasses several different housing assistance programs, including Baden-Wurttemberg state programs and joint programs of Baden-Wurttemberg and the Federal Republic of Germany. Those programs are intended to address the housing needs of targeted groups of people, such as large families, the elderly, the severely handicapped and single-parent families. Housing assistance programs included in the State Housing Program provide grants and loans at below-market interest rates for the construction, expansion and renovation of residential buildings, including apartment buildings, single and multi-family houses, company housing and special care housing. Such programs provide financing either to the builder or, in the case of housing sold to a member of a targeted group, the purchaser. Some programs promote rental housing while other programs support home-ownership and the purchase of existing housing by members of targeted groups.

         Our housing-related activities are funded partly from public funds and partly from our own funds. In 2003, Baden-Wurttemberg contributed EUR 223.7 million to the State Housing Program, a decrease of 12.4 % from the amount it contributed in 2002. In 2003, we committed an amount of EUR 19.5 million, compared to EUR 19.5 million in 2002, to assist in the building, modernization or purchase of 4,344 housing units, compared to 4,538 in 2002.

Trade and Industry-Related Financings; Financing of Business Start-ups and Small and Medium Sized Companies

         In respect of trade and industry related financing, we administer several public assistance programs sponsored by Baden-Wurttemberg alone or jointly with the Federal Republic of Germany. Those programs primarily support small and medium-sized businesses located in Baden-Wurttemberg. They provide business start-up assistance and financing for investments in technology, environmental protection measures, forestry and agriculture. We provide liquidity assistance to companies, offering low-interest financing for growth and consolidation, mergers and acquisitions, debt restructurings and short- and medium-term investments, and also issue guaranties required, for example, in connection with foreign trade activities.

         We provide financing both to financial institutions, which then lend the proceeds to eligible borrowers, and to borrowers directly. Our financings take the form of loans, equity capital investments, guaranties and other instruments.

         In most cases, we extend loans to financial institutions, typically commercial, cooperative or savings banks, which in turn lend the funds to borrowers. In such financing transactions, the intermediary bank bears the credit risk with respect to the ultimate borrower, while we bear the credit risk with respect to the intermediary bank. In effect, we thereby pass on the responsibility and administrative cost of granting and servicing loans to the intermediary bank. Where we take the credit risk of companies, we do so by taking sub-participations in loans extended by intermediary banks to their customers or, where required by the relevant public assistance program, by extending loans to customers directly.

         In order to reduce the credit risk of intermediary banks and thereby enhance their capabilities to extend more loans, especially to small and medium-sized companies, we also extend guaranties of collection in favor of intermediary banks, offer protection with respect to individual creditors or portfolios of creditors by way of credit default swaps and sometimes invest in asset-backed securities sponsored by other banks or in credit linked notes.

         Using these financing techniques, we do not, except for direct equity investments described below, establish a direct customer relationship with the ultimate creditor. We thereby fulfill our role as a state development bank, not competing with commercial or public banks.

         The following table shows our loans and commitments in this area of business for each of the years indicated:

                      Trade and Industry-Related Financing
                              Loans and Commitments


                                                                    2003                2002               2001
                                                                 ----------          ----------         ----------
                                                                        (in millions of EUR, except for %)
Loans outstanding(1)....................................           3,775.7(3)         3,765.73            3,457.29
% of total loans outstanding............................               8.58               9.16                8.51
Commitments made(2).....................................           1,131.45           1,267.83            1,383.99
% of total commitments made.............................              12.56              17.85               18.75


----------------
(1) Loans outstanding at December 31 of the year indicated. We do not make fiduciary loans or administrative loans in this area of financing.
(2) Commitments represent the volume of funds committed by us for loans, grants and guaranties during the year indicated, including amounts to be disbursed in future years and not including amounts disbursed during the year indicated pursuant to commitments made in prior years.
(3) Of the total amount of loans outstanding approximately 93% represents loans to credit institutions and 7% represents loans to customers, either directly or by way of sub-participating in loans made by other credit institutions.


         In 2003, the majority of our total commitments with respect to start-up and SME financings were commitments to financial institutions (L-Bank taking the credit risk of those financial institutions).

         Generally, loans that we extend in this area of financing have an original term of between three and 12 years; in exceptional cases the original term may be up to 20 years.

         We also provide equity capital to start-up businesses as well as to established small and medium-sized companies. We make those investments through a business unit operating under the brand name L-EA (L-EigenkapitalAgentur). However, all investments are included on our balance sheet. Specialized external management teams working on the basis of consultancy contracts advise us in the preparation of our investment decisions. Investment decisions (acquisitions and sales of equity) in this area of business are being taken by our board of management following the completion of a thorough due-diligence process. We try to ascertain the reputational, operational and legal risks of each investment, and especially we examine the business plans, business strategies and, if already available the financial statements of the target companies. If advisable we consult external legal or business advisors before we take a final decision. Investment decisions exceeding the amount of two million Euro are to be taken by our supervisory board.

         The focus of our investments is directed at venture capital, in particular at information and communications technology and biotechnology, and towards equity investments financing the expansion or ownership restructuring of established small and medium-sized companies. As a general rule, we only invest in minority holdings and as a co-investor -- on equal terms -- with other private investors. We generally do not invest in stock exchange listed companies.

         The maximum capital we envisage to invest through L-EA over the years amounts to approximately EUR 253 million (including amounts already invested). We do not intend to become a permanent investor in those companies; instead, we intend to exit our investments on terms we deem favorable to us by way of private or public sales. So far, we have also invested in private equity and venture capital funds as well as in companies directly. In exceptional cases we also grant mezzanine financing to companies in which we are invested.

         In addition to our own investments, we hold minority interests in two specialized private equity-companies, which undertake similar investments:
Mittelstandische Beteiligungsgesellschaft

Baden-Wurttemberg mbH, in which we hold 26.8%, and BWK GmbH
Unternehmensbeteiligungs-gesellschaft, in which we hold 10%, both located in Stuttgart.

         Furthermore, under our equity joint venture guaranty program, we assume the default risk of equity investments by venture capital companies and private investors in small and medium-sized businesses by way of guaranties. Those guaranties cover amounts of up to 50% of the respective individual investments.

         The following table sets out the amounts invested in each year indicated:

                           Total Equity Investments(1)


                                                                   2003                2002               2001
                                                                 ----------          ----------         ----------
                                                                              (in thousands of EUR)
Direct investments in companies.........................           6,508              6,073               7,114
Investments in private equity funds ....................           3,732              4,725               1,854
Mezzanine financings ...................................           5,700(2)               0                  64
Commitments(3)..........................................          12,600              9,319               9,583


----------------
(1) Holdings in companies for strategic purposes as of December 31 of the year indicated, not including Mittelstandische Beteiligungsgesellschaft Baden-Wurttemberg mbH and BWK GmbH Unternehmensbeteiligungsgesellschaft.
(2) In 2003, as a matter of policy, we increased our engagement in mezzanine financings to complement our direct equity investment in order to further strengthen the capital structure of our companies we are invested in.
(3)  Commitments to further payments for equity or parts in equity funds.


Infrastructure

         In order to enhance Baden-Wurttemberg's economic and technical infrastructure, we administer several public assistance programs and provide financing for different investments in this respect. We administer programs sponsored by Baden-Wurttemberg, the Federal Republic of Germany and the European Union. Through those programs we provide assistance and financing primarily for investments in technology, tourism and economic infrastructure predominantly on a local community level, as well as for investments to enhance the development of rural areas and transport infrastructure.

         We provide the relevant financing in the form of loans, grants as well as guaranties. Through a network of subsidiaries, we maintain real estate investments focused on business parks, technology parks and industrial parks in Baden-Wurttemberg.

         In most cases, we extend loans to financial institutions, typically commercial, cooperative or savings banks, which on-lend the funds to the ultimate borrower at the interest rate and for the purpose specified by us. The intermediary bank bears the credit risk of the borrower, while we bear the credit risk of the intermediary bank. In some cases we lend directly to borrowers. In addition we increasingly extend funds to local authorities and other political subdivisions of the Federal Republic of Germany or Baden-Wurttemberg.

         The following table shows our loans and commitments in connection with infrastructure-related financing for each of the years indicated:

                       Infrastructure-Related Financing(1)
                              Loans and Commitments


                                                                    2003                2002              2001
                                                                 ----------          ----------        ----------
                                                                        (in millions of EUR, except for %)
Loans outstanding(2)....................................           4,043.14           2,156.01            2,172.38
% of total loans outstanding............................               9.18               5.25                5.34
Commitments made(3).....................................           3,571.99           1,399.62            1,373.54
% of total commitments made.............................              39.65               19.7               18.61


----------------
(1)  Not including real estate investments.
(2) Loans outstanding at December 31 of the year indicated. Loans outstanding do not include fiduciary loans and administrative loans.
(3) Commitments represent the volume of funds committed by us for loans (including fiduciary loans and administrative loans) during the year indicated, including amounts to be disbursed in future years.


Social Welfare

         In support of our owner, the State of Baden-Wurttemberg, we administer a wide range of financial assistance programs, such as for the support of facilities for handicapped or addicted people or for the construction of hospitals, distributing funds provided by German state and federal governments and the European Union. As of December 31, 2003, we administered 29 such programs, an increase of 20 programs compared to the number of programs we administered at December 31, 2002. In the course of 2003, we acted as a conduit for disbursing financial aid totaling EUR 734 million.

         We earn a fee for the administration of the funds, which is intended to at least cover the costs we incur in connection with such administration.

         In order to manage and process financial aid packages efficiently, we have developed a number of software solutions. In 2003, we completed further development work on our proprietary software, which handles data capture, processing and evaluation for state subsidy programs, and which meets the high standards for reporting and monitoring laid down by the European Union.

         Additionally, we are the central authority for distributing federal and state family benefits in Baden-Wurttemberg. We also provide advice to young families in all matters relating to family benefits and statutory parental leave.

         In 2003, we approved 137,168 applications for federal family benefits, an increase of 0.5% from 2002, and 31,649 applications for state benefits, an increase of 0.8% from 2002. The volume of approved federal and state benefits amounted to EUR 368.5 million and EUR 80.2 million, respectively, representing increases of 0.7% and 13.6%, respectively, compared to 2002. The increases reflect new higher income thresholds and an increase in the number of families eligible for such benefits.

Securities Activities

         To diversify the overall risk profile of our credit-portfolio and in order to stabilize our liquidity position and to manage interest rate risks, we regularly purchase debt securities of financial institutions and other issuers, including public authorities and supranational organizations, in the market. We conduct these activities in support of, and to manage the risks arising from, our primary activities as a state development bank.

         At December 31, 2003, 99.8% of the securities in our portfolio were interest-bearing securities and 0.2% consisted of equity securities, such as shares and other non-interest-bearing securities. Equity securities representing an 'equity investment' (Beteiligung), that is an investment in another company (whether affiliated or not affiliated with us) that we intend to hold on a long-term basis in order to establish a permanent relationship that contributes to our own business, are not included in our securities portfolio. See "--Glossary--Equity investments in non-affiliated companies; equity investments in affiliated companies."

         The following table shows the aggregate book value of securities held by us at December 31 of each of the years indicated:

                              Securities Portfolio


                                                                    2003                2002              2001
                                                                 ----------          ----------        ----------
                                                                        (in millions of EUR, except for %)
Total securities held(1)................................           8,314.2            8,089.3             7,359.2
   of which:
   Interest-bearing securities(2).......................           8,300.7            8,069.4             7,321.3
      % of total securities(2)..........................              99.8               99.8                99.5
   Equity securities(3).................................              13.5               20.0                37.9
      % of total securities(3)..........................               0.2                0.2                 0.5


----------------
(1) Aggregate book value of debt and equity securities, excluding equity investments and repurchased own notes (Balance Sheet assets items 4a, 4b and 5), held by us at December 31 of the year indicated. An 'equity investment' (Beteiligung) is an investment in another company (whether affiliated or non-affiliated) that we intend to hold on a long-term basis in order to establish a permanent relationship that contributes to our own business. See "--Glossary--Equity investments in non-affiliated companies; equity investments in affiliated companies."
(2) Consists of notes or bonds and other interest-bearing securities (excluding repurchased own notes).
(3) Equity securities in 2002 and 2001 include profit participation rights (Genussscheine).

Loan Portfolio Risks

         We maintain a policy of conservative evaluation of our loan portfolio. We establish what we believe to be adequate reserves to take account of all identifiable risks in our loan portfolio.

         At year-end 2003, 56.4% of our total outstanding loans (other than fiduciary loans and administrative loans) and guaranties were backed by credit support, (compared to 55.6% at year-end 2002): 37.9% of total loans (compared to 40.9% at year-end 2002) were secured by mortgages and other collateral and 18.5% (compared to 14.7% at year-end 2002) were loans to, or guarantied by, the Federal Republic of Germany or Baden-Wurttemberg, political subdivisions thereof or other governmental authorities, or were insured.

         According to our internal guidelines determined by the board of management direct lendings generally have to be secured, unless the debtor is, or is guaranteed by, a Member State of the European Union, a municipality or by another public law entity of a Member State of the European Union, or if the debtor is a company engaged in the utility sector and the majority of its equity is owned by any of the public law entities mentioned before. Furthermore, credit support may not be required, if the debtor has a high degree of credit-worthiness and other credit institution would normally extend loans to this company on an unsecured basis. We have established an internal rating framework and each debtor is classified according to a predefined rating methodology suitable for the category of debtors to which the debtor belongs. As a general rule, credit support is not necessary, if the debtor is classified in one of the two highest internal rating categories.

         At December 31, 2003, most of our loans and guaranties not backed by credit support were made to banks and other credit institutions.

         As part of our lending in support of housing and agriculture, we make fiduciary loans, which are loans in our name on behalf of other entities, and administrative loans, which are loans in the name of other entities on behalf of the other entities, in each case using funds supplied by other entities. We do not bear any credit risk in connection with fiduciary loans and administrative loans. See "General--Introduction" and "--Glossary--Fiduciary assets; fiduciary liabilities."

         In accordance with the L-Bank Statutes, if loans and guaranties extended by us are secured, they are generally secured on a junior basis. Housing-related loans are usually secured by junior mortgages or, on a temporary basis until the perfection of a mortgage, by bank guaranties or guaranties by local authorities or entities established under public law. Bridge loans to persons with an unmatured building-society savings contract (nicht zuteilungsreifer Bausparvertrag) are additionally secured by an assignment of such contract. Because of the risk inherent in junior mortgages, the municipality in which the housing construction is located is, subject to its prior approval, obligated by law to cover one-third of any losses incurred by us, provided that the relevant loan is granted under the State Housing Program and is used for the construction of houses or apartments. A Baden-Wurttemberg state administrative regulation, however, limits our claims under the guaranty to an amount based on a ratio of 75% of the overall reasonable cost.

         In certain areas of financing, such as trade-, industry- and agriculture-related lending, we very frequently extend loans through intermediary banks that on-lend the funds to their own borrowers -- the end customers. In addition to assuming the credit risk, we generally require intermediary banks to secure such loans. To a very limited extent we may guaranty collection of loans made by intermediary banks. Trade and industry-related loans are in most cases secured by mortgages or security interests in equipment, accounts receivable and other collateral.

         In various areas of our business we make loans, including fiduciary loans, to entities and, to a limited extent, to individuals -- German and foreign -- that are incorporated or located outside of Germany, purchase debt securities of foreign issuers and make equity investments in foreign entities. To the extent these transactions are not denominated in Euros, we generally hedge any currency risks by means of currency swaps. See "Business--Funding and Investment Policy."

         The following table sets forth our cross-border loans, securities holdings, guaranties and derivatives at December 31, 2003:

                                  Cross-Border
             Loans, Securities Holdings, Guaranties and Derivatives


                                                             Other Member                                    Other
                                                European       States of                     Other       countries and
                                                Monetary     the European                industrialized  supra-national
                                  Total          Union(1)       Union(2)        USA       countries(3)   organizations
                                ---------       ---------    ------------     --------   --------------  --------------
                                                             As of December 31, 2003
                                                            (in thousands of EUR(4))
Loans(5)................          421,942         286,637         21,084       59,915          25,365          28,941
Securities(6)...........        3,935,642       2,717,191      1,031,314      114,878          55,284          16,975
Equity investments......            6,956               0              0        5,980               0             976
Guaranties(7)...........          536,580         457,427          1,914            0               0          77,239
Derivatives(8)..........        1,728,292         353,608        857,357      434,566          82,761               0
                                ---------       ---------    ------------     --------   --------------  --------------

Total...................        6,629,412       3,814,863      1,911,669      615,339         163,410         124,131
                                =========       =========    ============     ========   ==============  ==============



----------------
(1) The countries participating in the European Monetary Union are Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.
(2) As of December 31, 2003, the Member States of the European Union that did not participate in the European Monetary Union were Denmark, Sweden and the United Kingdom.
(3)  Includes Switzerland, Canada, Norway, Australia, Iceland, Japan and Turkey.
(4) Any amounts denominated in foreign currencies are expressed in Euros based on the rate of exchange on December 31, 2003.
(5) This item includes loans to credit institutions, companies, individuals and public authorities, but does not include fiduciary loans. We generally do not make cross-border administrative loans.
(6) This item includes debt securities (excluding repurchased own notes) and equity securities.
(7) This item includes contingent liabilities in respect of guaranties, check guaranties and indemnity agreements.
(8) This item consists primarily of interest rate and currency swaps for hedging purposes, including credit derivatives.

         Approximately 57% (EUR 3,815 million) of the amount of our cross-border loans, securities holdings, guaranties and derivatives involve individuals or entities located in countries participating in the European Monetary Union. Approximately 86% (EUR 5,727 million) involve individuals or entities located within the European Union.

Loan and Securities Loss Reserves

         Our public mandate requires us to consider loan and other investments that, due to their risk profile, commercial banks would refuse to contemplate for commercial reasons. This is reflected in our contributions to risk provisions. We make extensive specific and general loan loss reserves in our loan and securities portfolio. We believe that our policy in this respect is prudent and that our reserves are sufficient to provide for all identifiable and potential risks in our loan and securities portfolio.

         We establish specific reserves to provide for any identifiable risks relating to specific loans or securities, specific reserves to provide for identifiable risks relating to groups of borrowers or types of loans and a general reserve intended to provide for potential risks not presently identifiable but that are inherent in the loan and securities portfolio. In accordance with German law and generally accepted accounting principles in Germany, the foregoing reserves are created by reducing the loan and securities balances reserved against and are not separately reflected as a reserve in the balance sheet. On the liabilities side of our balance sheet, we are permitted according to section 340g German Commercial

Code, as a credit institution, to establish reserves against general banking risks in a special item called "Fund for general bank risks". Allocations to, or withdrawals from, this item must be reflected in our income statement. See "--Summary of Certain Differences Between Generally Accepted German and United States Accounting Principles."

         Loans and payments made under guaranties are written off when our management determines that there is no chance of recovery.

         The following table sets forth the aggregate amount of interest and principal payments in arrears on claims with an original maturity of four years or more, the aggregate amount of loans and guaranty payments (and housing-related loans and guaranty payments) written off by us and the aggregate amount of recoveries on loans and guaranty payments previously written off for each of the years indicated:

                    Credit Arrears, Write-Offs and Recoveries


                                                                     2003                2002              2001
                                                                 ----------          ----------        ----------
                                                                               (in millions of EUR)
Arrears(1)..............................................              68.0               57.6                42.3
Write-offs(2):
   Total................................................             116.8               95.6               162.7
   Housing-related......................................             106.0               88.8               153.7
Recoveries(3)...........................................               2.2                3.0                 3.4


----------------
(1) Aggregate amount of principal and interest payments in arrears on claims at December 31 of the year indicated.
(2) Aggregate amount of loans and guaranty payments written off during the year indicated.
(3) Aggregate amount received during the year indicated in connection with loans and guaranty payments written off in previous years.

         The weaker German economy and the high number of commercial bankruptcies in recent years, in particular in 2001 and 2003, have led to an increase in loan and securities loss reserves.

         In connection with our establishment on December 1, 1998, all assets of the state development agency business of the former Landeskreditbank Baden-Wurttemberg were transferred to us. Part of those assets was a large portfolio of housing-related loans in eastern Germany, primarily in the federal state of Saxony, which are secured by junior mortgages. The table above therefore includes loan loss reserves with respect to commercial properties and building projects in eastern Germany, established in accordance with generally accepted German accounting principles. Except for the extension of loans in connection with the restructuring of existing loans, we have not extended new loans relating to real estate located in eastern Germany since our establishment and are merely servicing those loans currently in our portfolio.

Reserves for Interest Subsidies

         We also maintain reserves to support interest rate subsidies, which is the difference between the prevailing market interest rate and the interest rate we charge our customers under the public economic and social assistance programs that we administer. These reserves are calculated on the basis of an amount representing the difference between a fictitious yield over the entire term of the subsidized loan, which is based on the market interest rate at the time that the loan is being made, and the actual aggregate interest payments to be made by the customer over the term of the loan. The reserves for interest subsidies are funded by Baden-Wurttemberg and the German federal government, other public authorities and by us. See "--Glossary--Deferred items" and "--Contingency reserves."

Sources of Funds

         Our principal sources of funds are the capital and money markets, subscribed capital, capital surplus, retained earnings and public funds. At December 31, 2003, our total assets, excluding fiduciary assets of EUR 511.9 million, amounted to EUR 45.7 billion. Of those total assets, 89.9% were financed through long-term and short-term borrowings in the capital and money markets, and 0.9% were financed through our retained earnings. The balance was financed from other liabilities, including reserves.

         We raise funds in the capital markets by issuing a variety of bonds, notes and medium and long term loans evidenced by promissory notes placed with investors (Schuldscheindarlehen). In 2003, we raised EUR 6,422 million (a 22.1% decrease from EUR 8,248 million in 2002) through 40 issuances (27 in 2002) of bonds and notes in the German and international capital markets. In 2001, we established a EUR 20 billion debt issuance program, under which we have issued EUR 8.6 billion by December 31, 2003.

         The following table shows our borrowings made in the capital markets, categorized by type of instrument, during each of the years indicated:

                          Capital Market Borrowings(1)


                                                          2003                   2002                   2001
                                                  -------------------   ---------------------   --------------------
                                                  millions               millions               millions
                                                    of EUR        %        of EUR        %        of EUR        %
                                                  --------     ------   ----------    -------   ---------     ------
Types of borrowings

Domestic bonds and notes.......................      1,492       23.2       1,045       12.7       3,880       56.7
International bonds and notes..................      3,481       54.2       5,051       61.2       1,203       17.6
                                                     -----       ----       -----       ----       -----       ----

Total bonds and notes..........................      4,973       77.4       6,096       73.9       5,083       74.3

Schuldscheindarlehen and other borrowings(2)...      1,449       22.6       2,152       26.1       1,760       25.7
                                         --          -----       ----       -----       ----       -----       ----

Total capital market borrowings................      6,422      100.0       8,248      100.0       6,843      100.0
                                                     =====      =====       =====      =====       =====      =====


----------------

(1) For information on the maturities of our outstanding capital markets borrowings, see "Financial Statements of L-Bank--Supplementary Information on Debt of L-Bank."
(2) Schuldscheindarlehen are a financing method of the German capital market, where the lending entity, generally a bank, insurance company or public pension fund, receives a promissory note evidencing its loan to the borrower and stating the terms of such loan. Original maturities of Schuldscheindarlehen range from one to 30 years.

         As part of our liquidity management, we also raise funds in the money markets, including short-term deposits from other banks. To fund our loans, we also use the overdraft facility of the European Central Bank (drawdowns from this facility are secured by eligible securities) and securities repurchase agreements. See the notes to our financial statements included in this prospectus.

         We also borrow from credit institutions, insurance companies and other lenders under loan agreements. To fund loans under various public assistance programs, we borrow funds appropriated in the Baden-Wurttemberg and German federal budgets. Baden-Wurttemberg and Germany also contribute all the funds for grants. We use funds supplied by the Baden-Wurttemberg and German federal governments and other German, foreign or supranational entities to make fiduciary loans and administrative loans. Grants and administrative loans do not appear on our balance sheet.

         The following table shows our borrowings outstanding at December 31 of each of the years indicated:

                            Outstanding Borrowings(1)


                                                                        2003                2002               2001
                                                                     ----------          ----------         ----------
                                                                               (in millions of EUR)
Bonds and notes issued(2)...............................              16,415.7            14,582.2           12,517.0
Liabilities to credit institutions(3)...................              18,900.4            19,729.2           21,629.4

Liabilities to customers(3).............................               5,160.3             3,996.1            4,150.0
Subordinated liabilities................................                 598.8               444.8              442.2
                                                                      --------            --------           --------

Total...................................................              41,075.2            38,752.3           38,738.6
                                                                      ========            ========           ========


----------------

(1) See our financial statements, together with the related notes, included in this prospectus and "--Glossary."
(2) The equivalent balance sheet item is "certificated liabilities"; see "--Glossary--Certificated liabilities." This item includes bearer mortgage-backed bonds (Hypothekenpfandbriefe).
(3)  Includes registered mortgage-backed bonds (Hypothekennamenspfandbriefe).

         For more information concerning our borrowings at the end of 2003, including the range of interest rates paid by us and a repayment schedule, see "Financial Statements of L-Bank--Supplementary Information on Debt of L-Bank."

Funding and Investment Policy

         Through our funding and investment policy we seek to achieve the most favorable terms possible with respect to funds raised in the capital and money markets. We also seek to minimize interest rate, exchange rate and currency risks by using various hedging instruments.

         The terms of most of our fixed-interest loans prohibit prepayments by the borrower prior to ten years after the loan is made. Variable-rate loans, however, may generally be prepaid at any time upon three months' notice. 94% of our loans outstanding as of December 31, 2003 were at fixed interest rates. It is our policy to exercise our right to preclude prepayments or to charge a breakage fee to compensate us for any loss that we would incur by reinvesting the loan proceeds at the prevailing market rate.

         As of December 31, 2003, we were party to interest rate and currency derivatives transactions with a total notional value of EUR 92.5 billion. We use interest rate and currency swaps for the purpose of hedging our investments in debt securities and our own issuance of debt and, in the past, to a limited extent, for trading purposes. We principally enter into swap transactions only with counterparties with a rating at least comparable to A3 or A- by a reputable rating agency.

         We use derivative transactions for hedging purposes only, either in form of micro hedges (hedging single transactions) or macro hedges. We implement separate portfolio hedges to a very limited extent only. We employ micro hedges to hedge all our assets or liabilities containing an interest rate structure. Currency positions will be hedged once marketable sizes have been attained in the respective currency. According to German GAAP, such derivative transactions are not to be included in the balance sheet, but have to be disclosed separately, see "Financial Statements of L-Bank--Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank for the financial year ended December 31, 2003."

         The total income and expenses of micro and macro hedges are reflected in the positions "Interest Income" and "Interest Expenses" in our income statement, without differentiating between micro and macro hedges.

         Separate portfolio hedges are of minimal importance in the context of our activities. The net effect of hedging in the context of portfolio hedges is reflected in the position "Net Income from Financial Operations" in our income statement. Losses reflecting negative market values of those portfolio hedges are being accounted for in the balance sheet under the item "Contingency Reserves" together with all other reserves built by us.

Risk Control

         The measurement, monitoring and control of risks are all integral functions of our global bank control system. Our board of management formulates our risk policy and establishes the appropriate procedural framework for its implementation. Our risk management system was designed to ensure that we can estimate our risk exposure at any time and implement alternative risk management options as required. The system consists of five subprocesses: risk identification, risk evaluation, risk management, risk monitoring and risk communication.

         Risks are identified -- that is, analyzed, structured and allocated -- by our risk controlling team in cooperation with the individual divisions in which the risks arise. Our risk categories, which correspond to those set forth in the German accounting standards, include counterparty default risk, market risk, liquidity risk and operational risk. The data resulting from our risk identification process are used as the basis for the quantitative and qualitative evaluation of risks. For market risks and counterparty default risks, we calculate the value at risk. For other risks, we use estimates as the basis for evaluation. The results of the evaluation process are continually documented, monitored by our risk controlling team and reported in near real-time. At the same time, our operating units evaluate the market risk for management purposes.

         Risk management is the responsibility of our operating units, our board of management and our lending committee, in each case acting within approved limits and up to certain assigned competence levels.

Counterparty default risk

         Counterparty default risks embody the greatest proportion of specific risks to which we as a whole are exposed. They comprise credit risk, settlement risk, country risk and investment portfolio risk. We evaluate counterparty default risks using rating methods tailored to the peculiarities of each market segment. In the case of commercial transactions and loans connected with liquid investments and management of our own books of account, counterparty default risks are limited by applying counterparty and country limits, which are proposed by our lending analysis division and approved by our board of management. Individual country limits are allocated and supervised according to a set of guidelines established each year by our board of management.

Market risk

         Our market risks consist primarily of interest rate risks and, to a lesser extent, of currency risks. In addition, certain of our subsidiaries, such as property development companies, are also exposed to price risks in the form of real estate risks. These companies may incur potential losses as a result of adverse developments affecting building costs or property prices and rents. To control these risks, our board of management specifies value-at-risk and stop-loss limits. Each day the risk controlling team uses the historical simulation method to calculate the value at risk represented by interest rate and currency risks. Back testing is used to check the reliability of the calculation method applied. To estimate potential losses in the event of extreme market fluctuations, we also carry out stress tests and simulate extreme and worst-case scenarios.

         To further limit our interest rate risk, our board of management regularly defines a budgeted risk structure, which represents the target interest rate risk profile. The permissible variance of the actual risk structure to the budgeted risk structure is defined by setting a limit per range of maturities. To quantify real-estate risks, we use worst-case projections to calculate the potential reduced return on invested capital at the time of sale. The shortfall in earnings is estimated by reference to historical and projected trends in real-estate prices. Our risk controlling team monitors interest rate and currency risks. The value-at-risk and stop-loss figures calculated each day are compared with the specified limits. The team also monitors adherence to the budgeted risk structure and authorized limits. A daily risk and performance report is submitted to our board member responsible for controlling risks and the board member responsible for the trading divisions.

Liquidity risk

         Our liquidity management, which is the responsibility of our treasury division, is based on a computer-generated liquidity projection, which takes into account all foreseeable, scheduled payment flows over the next twelve calendar months. The reporting system assesses, monitors and reports on the liquidity risk. Our liquidity factor is calculated monthly, in line with the reporting requirements of Principle II (governing liquidity) of the German Banking Act (see "--Regulation and Supervision of L-Bank in the Federal Republic of Germany--Liquidity Requirements").

Operational risk

         Operational risk covers the potential for losses as a result of risks associated with operational systems or processes. It includes operating risks arising as a result of human or technical error, as well as legal risks arising from contractual agreements or the underlying legislative framework. In accordance with our system for analyzing and evaluating operational risks, all product-related processes in the individual divisions are analyzed once a year and evaluated with the help of experts. Any risks identified are assigned to one of five risk categories. These are measured according to the financial impact that potential exposure may have on our net worth and the frequency with which such risks may arise over a twelve-month period. The value at risk is calculated by analyzing the loss rate separately from the extent of the losses.

                                   DEBT RECORD

         We have always paid promptly when due the full amount of principal of and interest on our indebtedness.

                                 CAPITALIZATION

         The following table shows our capitalization at December 31, 2003:

                     Capitalization at December 31, 2003(1)
                              (in millions of EUR)

Liabilities
     Liabilities to credit institutions(2)......................................................               18,900
     Liabilities to customers(3)................................................................                5,160
     Certificated liabilities(4)................................................................               16,416
     Subordinated liabilities(5)................................................................                  599
     Profit participation rights................................................................                    0

Equity
     Subscribed capital(6)......................................................................                  250
     Capital surplus............................................................................                  951
     Retained earnings reserves(7)..............................................................                  426
                                                                                                             ---------
         Total capitalization...................................................................               42,702
                                                                                                             =========


----------------
(1)  See our balance sheet included elsewhere in this prospectus.
(2) Includes EUR 11,700.0 million of liabilities with a remaining maturity of, or that are subject to redemption or repayment in, less than five years. Liabilities to credit institutions include registered mortgage-backed bonds (Hypothekennamenspfandbriefe).
(3) Includes EUR 1,654.0 million of debt with a remaining maturity of, or that are subject to redemption or repayment in, less than five years. Liabilities to customers (i.e. non-credit institutions) include registered mortgage-backed bonds (Hypothekennamenspfandbriefe).
(4) Includes EUR 14,273.5 million of bonds and notes with a remaining maturity of, or that are subject to redemption or repayment in, less than five years. This item includes bearer mortgage-backed bonds (Hypothekenpfandbriefe).
(5) Includes EUR 22.8 million of liabilities with a remaining maturity of, or that are subject to redemption or repayment in, less than five years. See "Financial Statements of L-Bank--Financial Statements of L-Bank as of and for the year ended December 31, 2003--Notes to the Financial Statements."
(6) Our original subscribed capital was DM 450 million (equivalent of EUR 230.1 million). As of January 1, 1999, the subscribed capital was increased to EUR 250 million.
(7)  For capitalization purposes, we are not subject to any legal reserves.

         Between January 1, 2004, and January 31, 2005, we publicly issued bonds, notes and miscellaneous liabilities (including privately placed bonds and notes, Schuldscheindarlehen and other borrowings) with an aggregate value of EUR 7,383 million. In addition, between January 1, 2004, and January 31, 2005, we issued subordinated debt in an aggregate amount of EUR 313 million and profit participation rights in an aggregate amount of 520 million in the capital markets to strengthen our capital basis. These items are not reflected in the capitalization table above. Apart from these items, there have been no material changes in our capitalization since December 31, 2003.

                             MANAGEMENT INFORMATION

Introduction

         The following Management information is based on our audited unconsolidated annual financial statements as of and for the fiscal years ended December 31, 2003, 2002 and 2001.

         Our financial statements as of and for the fiscal years ended December 31, 2003, 2002 and 2001 were prepared using German GAAP, as contained in the German Commercial Code (Handelsgesetzbuch), in particular in the Supplemental Regulations for Banks (Sections 340 et seq. of the German Commercial Code), and in the German Accounting Principles applied to Credit Institutions and Financial Services Institutions (Verordnung uber die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute).

         For details regarding the principles governing the preparation of our financial statements, see the notes to our financial statements included in this prospectus and "--Regulation and Supervision of L-Bank in the Federal Republic of Germany--Financial Statements and Audits." For a description of certain terms used in our balance sheet and statement of income, see "Glossary."

         German GAAP differs in certain respects from the generally accepted accounting principles of other countries, such as the United States. For a discussion of certain differences between German GAAP and U.S. GAAP, see "--Summary of Certain Differences between Generally Accepted German and United States Accounting Principles."

Balance Sheet

         Our total assets increased by EUR 2.6 billion, or 6.1%, in 2003 to EUR
46.2 billion at December 31, 2003, as compared to EUR 43.6 billion at December 31, 2002. In addition to public sector lending, loans to small and medium sized businesses have been the major contributor to this growth. Loans to credit institutions (assets item 2, "receivables from credit institutions") increased by 11.3% in 2003 to EUR 11.8 billion and represented 25.4% of total assets at December 31, 2003 (compared to 24.2% at December 31, 2002). The increase was primarily caused by a growing number of purchases of registered securities issued by public-law credit institutions in the context of our treasury management and for reasons of risk diversification. Loans to customers other than credit institutions (assets item 3, "receivables from customers") increased by 5.7% in 2003 to EUR 24.6 billion and represented 53.2% of total assets at December 31, 2003 (compared to 53.4 % at December 31, 2002). Borrowings from credit institutions (liabilities item 1, "liabilities to credit institutions") decreased by 4.2% over the previous year and amounted to an aggregate of EUR
18.9 billion at December 31, 2003. Borrowings from customers (liabilities item 2, "liabilities to customers") increased by 29.1% and amounted to an aggregate of EUR 5.2 billion at December 31, 2003. This increase (liabilities item 2, "liabilities to customers") was due primarily to the demand of insurance companies for structured debt certificate borrowings (strukturierte Schuldscheine). Bonds and notes issued (liabilities item 3, "certificated liabilities") amounted to EUR 16.4 billion at December 31, 2003.

         The following table shows the development in certain balance sheet items at December 31 of the year indicated:


                                      Development of the L-Bank Balance Sheet

                                                                           2003              2002             2001
                                                                        ----------        ----------      ----------
                                                                                (in millions of EUR)
                            ASSETS
Cash reserve..............................................                  257.5             246.0           335.7
Total receivables(1)......................................               36,344.8          33,820.4        33,061.4
  Receivables from credit institutions....................               11,760.7          10,562.2         9,774.2
  Receivables from customers (i.e. non-credit                            24,584.1          23.258.2        23,287.1
  institutions)...........................................
Fiduciary assets..........................................                  511.9             666.6           816.3
Securities(2).............................................                8,511.4           8,296.8         8,722.7
Other Assets(3)...........................................                  599.1             555.1           455.4
                                                                        ----------        ----------      ----------

Total Assets..............................................               46,224.7          43,584.9        43,391.4
                                                                        ==========        ==========      ==========

                    EQUITY AND LIABILITIES
Liabilities(4)............................................               24,060.7          23,725.3        25,779.4
  Liabilities to credit institutions......................               18,900.4          19,729.2        21,629.4
  Liabilities to customers................................                5,160.3           3,996.1         4,150.0
Certified liabilities.....................................               16,415.7          14,582.2        12,517.0
Subordinated liabilities..................................                  598.8             444.8           442.2

Fund for general bank risks...............................                  129.0             108.9           108.9
Contingency reserves......................................                  749.8             817.5           867.0
Deferred items............................................                  977.5           1,087.6         1,308.4
Other liabilities(5)......................................                1,663.9           1,260.5           896.8
Own resources (including subscribed capital, capital surplus,
retained earnings reserved and distributed profit)........                1,629.3           1,558.2         1,471.6
                                                                        ----------        ----------      ----------

Total liabilities.........................................               46,224.7          43,584.9        43,391.4
                                                                        ==========        ==========      ==========


----------------
(1) Total receivables include loans and other obligations with an original maturity or non-prepayment period of less than five years as well as those with an original maturity or non-prepayment period of five years or longer.
(2) Aggregate book value of all debt and equity securities (including repurchased own notes) except equity investments, held by us at December 31 of the year indicated. An 'equity investment' (Beteiligung) is an investment in another company (whether affiliated or non-affiliated) that we intend to hold on a long-term basis in order to establish permanent relationship that contributes to our own business. See "--Business--Securities Activities" and "--Glossary--Equity investments in non-affiliated companies; equity investments in affiliated companies."
(3) Includes equity investments in affiliated and non-affiliated companies, tangible assets, deferred charges and prepaid expenses and other assets (assets item 11).
(4) Liabilities include liabilities with an original maturity or non-prepayment period of less than five years as well as those with an original maturity or non-prepayment period of five years or longer.
(5)  Includes fiduciary liabilities.


         Our "credit volume" consists of loans to credit institutions and loans to customers other than credit institutions. As of December 31, 2003, our credit volume amounted to EUR 36.3 billion, an increase of 7.5% compared to year-end 2002. At December 31, 2003, loans to credit institutions accounted for approximately 32.4% of our credit volume, compared to 31.2% at December 31, 2002. The outstanding amount for loans to credit institutions increased by 11.3% to EUR 11.8 billion in 2003, compared to EUR 10.6 billion in 2002. Loans to customers other than credit institutions accounted for approximately 67.6% of the credit volume at December 31, 2003, compared to 68.8% at December 31, 2002. The outstanding amount of loans to such customers increased by 5.7% to EUR 24.6 billion in

2003, compared to EUR 23.3 billion at December 31, 2002. The outstanding amount of securities holdings (i.e. assets items 4a, 4b and 5) increased by 2.8% to EUR
8.3 billion (EUR 8.1 billion at December 31, 2002).

         We are not required to classify our loans according to their maturity. Our assets can, however, be characterized as long term. At December 31, 2003, 38.7%, or EUR 4.5 billion, of the loans to credit institutions and 81.3%, or EUR
20.0 billion, of the loans to customers other than credit institutions were long-term loans (i.e., loans with an original maturity and non-prepayment period of five years or longer). The notes to our financial statements required by the German Commercial Code present our loans according to their original maturity. See "Financial Statements of L-Bank--Financial Statements of L-Bank as of and for the year ended December 31, 2003--Notes to the Financial Statements."

         At December 31, 2003 our commitments for loans and guaranties totaled EUR 9.0 billion, an increase of EUR 1.9 billion or 26.8% from EUR 7.1 billion of commitments at December 31, 2002. This was mainly due to the significant increase in infrastructure related financing.

         Commitments for infrastructure increased by 155% to EUR 3.6 billion at December 31, 2003, compared to a 1.9% increase to EUR 1.4 billion at December 31, 2002. This significant increase in 2003 is due to the fact that the area of infrastructure financing was explicitly mentioned as a permitted business activity of state development banks in the context of Understanding II (for a discussion of Understanding II, see "--General--Responsibility of Baden-Wurttemberg--Understanding with the European Commission"). We therefore placed a specific emphasis on the development of this business area in 2003. We do not anticipate similar growth rates in future years, but intend to develop this business area in line with all other business areas of our bank with moderate growth rates.

         Housing loan commitments increased by 17.1% to EUR 1.1 billion at December 31, 2003, compared to a 8.5% decrease to EUR 0.9 billion in 2002. The increase in 2003 is to be seen in the context of publicly announced plans by the federal government to cut subsidies for families to buy or build their first homes. This caused many families to invest in first homes in 2003. In trade and industry-related financing, there was a 10.8% decrease to EUR 1.1 billion in commitments at December 31, 2003, compared to a 8.4% decrease to EUR 1.3 billion at December 31, 2002. The decrease in 2002 and 2003 is to be seen in the context of the general economic slowdown experienced in those years.

         At December 31, 2003, the outstanding amount of bonds and notes (certificated liabilities) had increased by 12.6% to EUR 16.4 billion from EUR
14.6 billion at December 31, 2002, which in turn was a 16.5% increase over EUR
12.5 billion in 2001. Both increases are caused by the establishment of our Debt Issuance Program in 2001 which, because of its flexibility, facilitates the issuance of structured bonds and notes on the international capital markets. See "--Business--Sources of Funds."

         Our equity ratio (the percentage of equity to total assets) decreased to 3.5% at December 31, 2003, compared to 3.6% at December 31, 2002 and to 3.4% at December 31, 2001.

Statement of Income

         In a difficult economic environment for credit institutions, we realized comparatively stable earnings. Our operating profit increased by EUR
22.1 million to EUR 317.5 million for the year ended December 31, 2003.

         The following table shows our earnings position for the years 2003, 2002 and 2001:


                                                  Earnings Position

                                                            Change(1)                        Change(1)
                                                           -----------                      -----------
                                               2003         2003/2002          2002          2002/2001        2001
                                            ----------     -----------       ---------      -----------     ----------
                                             (in EURO millions)    (in %)   (in EURO millions)   (in %)     (in EUR
                                                                                                            millions)
Interest and similar income(2)..........      2,380.8     (115.5)   (4.6)    2,496.3   100.6     100.2      2,395.74
Interest expenses.......................     (1,972.1)     131.7    (6.2)   (2,103.8)   98.3       4.9     (2,005.5)
                                            ----------    -------           ---------  ------              ----------
  Net interest income...................        408.8       16.3     4.1       392.5     2.3       0.6        390.2
Net fee and other income(3).............         59.7        4.8     8.8        54.9     3.3       6.3         51.6
                                            ----------    -------           ---------  ------              ----------
  Gross profit..........................        468.5       21.1     4.7       447.4     5.6       1.3        441.8
General administrative expenses(4)......       (120.9)       7.6    (5.9)     (128.5)   (7.9)      6.5       (120.6)
Other operating expenses................        (30.1)      (6.7)   28.5       (23.4)  (14.9)    174.5         (8.5)
                                            ----------    -------           ---------  ------              ----------
  Operating profit......................        317.5       22.1     7.5       295.5   (17.2)     (5.5)       312.6
Non-operating expenses(5)...............       (214.1)      (5.2)    2.5      (208.9)   (1.9)      0.9       (207.0)
                                            ==========    =======           =========  ======              ==========
  Net profit............................        103.4       16.9    19.5        86.6   (19.1)    (18.1)       105.7

Allocation to retained earnings reserves        103.0       17.5    20.5        85.5   (18.6)    (17.8)       104.1
Carried forward from previous year......          2.0      (31.3)  (94.1)       33.2     1.6       5.1         31.6
  Distributable profit..................          2.4      (31.9)  (93.0)       34.3     1.1       3.2         33.2



----------------
(1)  Percentage changes are calculated on the basis of unrounded figures.
(2) Similar income consists of current income from stocks, shares and other non-interest bearing securities and equity investments in non-affiliated companies and affiliated companies.
(3) Other income consists of net income from financial transactions and other operating income.
(4) Includes depreciation and accumulated amortization on tangible and intangible assets.
(5) Consists of write-offs, reserves in respect of loans and securities, allocations to reserves for interest subsidies and income tax.


         Net Interest Income. In addition to interest income from lending and money market transactions and from interest-bearing securities and debt register receivables (Schuldbuchforderungen), our net interest income also includes current income from stocks, shares and other non-interest-bearing securities and equity investments in non-affiliated and affiliated companies.

         In an environment of generally declining interest rates, our interest and similar income decreased by EUR 115.5 million, or 4.6%, to EUR 2,380.8 million in 2003, as compared with EUR 2,496.3 million in 2002. At the same time, the decrease in interest income was more than offset by a EUR 131.7 million, or 6.3%, decrease in interest paid from EUR 2,103.8 million in 2002 to EUR 1,972.1 million in 2003. In total, net interest income of EUR 408.8 million at year end 2003 therefore increased by EUR 16.3 million, or 4.1%, from EUR 392.5 million in 2002.

         In 2002, net interest income increased by EUR 2.3 million, or 0.6%, from EUR 390.2 million in 2001 to EUR 392.5 million in 2002.

         In the context of our macro hedging of the banking book, certain interest rate positions remain temporarily unhedged. Such positions will be hedged depending on the prevailing interest rate environment. The hedging in such circumstances may generate additional interest income. The increase in net interest income discussed above in the context of the financial year 2003 was due in part to such effects.

         To control the risks of unhedged positions, our board of management specifies tight value-at-risk and stop-loss limits. Each day the risk controlling team uses the historical simulation method to calculate the value at risk represented by interest rate and currency risks. Back testing is used to check the reliability of the calculation method applied. To estimate potential losses in the event of extreme market fluctuations, we also carry out stress tests and simulate extreme and worst-case scenarios.

         To further limit our interest rate risk, our board of management regularly defines a budgeted risk structure, which represents the target interest rate risk profile. The permissible variance of the actual risk structure to the budgeted risk structure is defined by setting a limit per range of maturities. The value-at-risk and stop-loss figures calculated each day are compared with the specified limits. We also monitor adherence to the budgeted risk structure and authorized limits. A daily risk and performance report is submitted to our board member responsible for controlling risks and the board member responsible for the hedge activities. For a general discussion on our measurement, monitoring and control of risks, see "--Business--Risk Control."

         Net Fee and Other Income. Net fee and other income consist of net commission income, net income from financial transactions and other operating income. Net fee and other income increased by EUR 4.8 million, or 8.8%, from EUR
54.9 million in 2002 to EUR 59.7 million in 2003, where a EUR 5.4 million, or 46.5%, increase in net commission income, was the main contributing factor, primarily due to an increase in commission expenses, guaranties and receipts from the processing of grants and subsidies.

         Net fee and other income increased by EUR 3.3 million, or 6.3%, from EUR 51.6 million in 2001 to EUR 54.9 million in 2002.

         General administrative expenses. The following table sets forth the principal components of our general administrative expenses for the years ended December 31, 2003, 2002 and 2001:


                                           General Administrative Expenses

                                                              Change(1)                   Change(1)
                                                    2003      2003/2002         2002      2002/2001          2001
                                                ------------ ------------   ------------ ------------    ------------
                                                (in millions       (in %)    (in millions       (in %)   (in millions
                                                of EUR)                      of EUR)                      of  EUR)
Wages and salaries.......................           58.3      2.0    3.5         56.3      4.4    8.5          51.9
Social security, pension and other benefit
and welfare expenses.....................           15.7     (7.1) (31.0)        22.8      6.6   40.7          16.2
                                                   -----     -----              -----     ----                -----
  Total expenditure on personnel.........           74.0     (5.1)  (6.4)        79.1     11.0   16.2          68.1
Other general administrative expenses....           35.8     (2.5)  (6.6)       (38.3)     5.1   15.2          33.3
Depreciation and amortization on intangible
and tangible assets......................           11.1      0.0    0.0         11.1     (8.2) (42.6)         19.3
                                                   =====     ====   ====        =====     ===== ======         ====
  Total general administrative expenses..          120.9     (7.6)  (5.9)       128.5      7.9    6.5         120.6


----------------
(1) Percentage changes are calculated on the basis of unrounded figures.


         Total personnel expenses (wages and salaries, fringe benefits and expenses for retirement pensions and benefits) decreased by EUR 5.1 million, or 6.4%, to EUR 74.0 million in 2003, while they increased by EUR 11.0 million, or 16.2%, from EUR 68.1 million in 2001 to EUR 79.1 million in 2002. The increase in 2002 was caused by a pay rise due to a collective bargaining agreement, see "--Employees" and by higher salaries for parts of the staff which achieved a higher job classification. Another reason was that, due to a change in law, we had to make provisions for future employer's assistance payments for sickness and illness costs for the first time. At the same time, the number of our employees decreased by 1.1% from 1,147 at December 31, 2002 to 1,134 at December 31, 2003.

         Total general administrative expenses, which in addition to personnel expenses also include other general administrative expenses and depreciation and amortization on intangible and tangible assets, decreased by EUR 7.6 million, or 5.9%, to EUR 120.9 million in 2003, following a EUR 7.9 million, or 6.5%, increase from EUR 120.6 million in 2001 to EUR 128.5 million in 2002.

         Other Operating Expenses. Other operating expenses increased by 28.5%, or EUR 6.7 million, to EUR 30.1 million in 2003, after having increased by EUR
14.9 million, or 174.5%, to EUR 23.4 million in 2002 from EUR 8.5 million in 2001. The increase in other operating expenses in 2003 compared to 2002 was caused by exceptional maintenance costs for buildings. The main contributing factor to the increase in other operating expenses in 2002 as compared to 2001 was a contribution in the amount of EUR 15.3 million, which we first made in 2002, pursuant to an agreement with Baden-Wurttemberg for infrastructure developments in Baden-Wurttemberg. We are scheduled to continue to make such contributions in the amount of EUR 15.3 million annually until 2006.

         Operating Profit. For the reasons described above, our operating profit (before non-operating expenses) increased by EUR 22.1 million, or 7.5%, to EUR
317.5 million in 2003 compared with EUR 295.5 million in 2002. The operating profit for 2002 represented a EUR 17.2 million, or 5.5%, decrease over the 2001 operating profit of EUR 312.6 million.

         Non-operating expenses. The following table sets forth the principal components of our non-operating expenses for the years ended December 31, 2003, 2002 and 2001:


                                               Non-Operating Expenses

                                                              Change(1)                         Change(1)
                                               2003           2003/2002          2002           2002/2001          2001
                                           ------------    ----------------  ------------    ---------------   ------------
                                                (in millions        (in %)        (in millions        (in %)   (in millions
                                                   of EUR)                           of EUR)                      of EUR)
Depreciation and amortization on
receivables and certain securities,
together with allowances for possible
loan losses(2)......................          (138.3)      (5.7)      4.3       (132.7)      39.3     (22.8)      (171.9)
Income (loss) from write-ups
(write-downs on equity investments in
non-affiliated and affiliated
companies and securities treated as
fixed assets........................            (6.6)      (2.0)     42.6         (4.6)     (57.8)   (108.7)         53.1
Cost arising from assignments.......            (0.0)       0.0     (20.0)        (0.0)      13.0     (99.6)       (13.0)
Taxes...............................            (0.3)       0.4     (58.0)        (0.8)       0.1     (11.4)        (0.8)
                                              =======      ====                 =======      =====                ======
Allocation to reserves for interest
rate reductions(3)..................           (68.8)       2.0       2.8        (70.8)       3.6      (4.8)       (74.3)
Total non-operating expenses........          (214.1)      (5.2)      2.5       (208.9)      (1.9)      0.9       (207.0)


----------------
(1)  Percentage changes are calculated on the basis of unrounded figures.
(2) Includes a transfer of EUR 20.1 million to the fund for general bank risks for the year ended December 31, 2003. See "--Business--Loan and Securities Loss Reserves" and "--Glossary."
(3)  See "--Business--Reserves for Interest Subsidies."


         The net effect of non-operating expenses increased by EUR 5.2 million, or 2.5%, to EUR 214.1 million in 2003, after having increased by EUR 1.9 million, or 0.9%, from EUR 207.0 million in 2001 to EUR 208.9 million in 2002. Non-operating expenses in 2001 were influenced by a book profit of EUR 57 million resulting from a sale of our investment in Sachsische Aufbaubank GmbH.

         Net profit. Our net profit (after non-operating expenses) increased to EUR 103.4 million for the year ended December 31, 2003, compared to EUR 86.6 million for the year ended December 31, 2002, after having decreased by EUR 19.2 million, or 18.1%, from EUR 105.7 million for the year ended December 31, 2001. The decrease in 2002 was mainly due to the fact that we sold a participation in 2001 in Sachsische Aufbaubank GmbH, the increase in 2003 was caused by a higher net interest income.

                               RECENT DEVELOPMENTS

Development of our Business

         As of January 31, 2005 and 2004, respectively, we had committed funds as follows:


                                                        January 31, 2005                    January 31, 2004
                                                  -----------------------------     -----------------------------
                                                                        (in millions of EUR)
Housing.............................                          623.3                            1,145.8
Trade and Industry..................                        2,029.2                            1,260.7
Infrastructure......................                        3,077.2                            3,751.1
Family support......................                          430.5                              483.1
Securities..........................                        1,912.8                            1,615.3



         The decrease in infrastructure financing as of January 31, 2005 compared to January 31, 2004 is mainly due to the fact that this business area has seen a particular increase in 2003; see "--Management Information--Balance Sheet." We intend to develop this business area with a more moderate growth rate in the future.

         The decrease in housing related financing is partly due to the fact that public assistance programs in this area for 2004 were approved by the public administration of Baden-Wurttemberg only by the end of March 2004, thereby limiting the volume of new business in this area in 2004. At the same time, the funds committed by Baden-Wurttemberg for interest subsidies in housing related financing were reduced. Additionally, due to a general slowdown in economic activity, the demand for such loans has generally decreased in 2004.

         In the context of our legal and statutory missions we are currently preparing the entering into an agreement financing the acquisition of shares by our counterparty in a publicly listed Baden-Wurttemberg company. The exact structure of the transaction has not been determined yet; as a consequence of the planned transaction, however, we will bear over the term of the agreement (approximately seven years) the risk of price fluctuations of the target company's shares, which have a current value of approximately EUR 475 million.

Change of Ownership Structure in our Equity Investments

         Until December 31, 2004 we held 10.915% of BW-Holding GmbH (the "Holding"), which is the largest shareholder of Baden-Wurttembergische Bank AG ("BW-Bank"). The other shareholders in the Holding were Landesbank Baden-Wurttemberg ("LBBW") and a foundation wholly owned by Baden-Wurttemberg (Landesstiftung Baden-Wurttemberg GmbH, the "Foundation"). On December 15, 2004, we agreed with Baden-Wurttemberg and the Foundation to buy the Foundation's 28.45% interest in the Holding, contributing such interest, together with our existing interest in the Holding, to LBBW against a 4.923% participation in LBBW. This transaction became effective as of January 1, 2005. As a result, each of Baden-Wurttemberg and the Savings Bank Association of Baden-Wurttemberg hold 35.611% in LBBW, while the City of Stuttgart holds 18.932% and each of the Savings Bank and Clearing Association of Rheinland-Pfalz and us now hold 4.923%. The Act establishing LBBW (the "LBBW Act") will likely be amended to reflect the new ownership structure. For strategic reasons we agreed to these transactions in order to strengthen our position in LBBW, which is now the fourth largest bank in Germany in terms of total assets. For us, a direct investment in LBBW is preferable to an equity interest in a subsidiary of LBBW. We also saw an advantage in not being the smallest shareholder.

         Since January 1, 2005 we thereby have been one of the guarantors (Gewahrtrager) of LBBW, which means that we are jointly and severally liable to creditors of LBBW, together with the other guarantors - the other owners of LBBW - for obligations of LBBW. However, according to Section 4(4) of the LBBW Act and Section 2(4) of LBBW's statutes, in relation to the other guarantors of LBBW our liability is limited to that portion of the obligations incurred by LBBW on or after January 1, 2005 that corresponds to our ownership interest in LBBW. To the extent we are required to make payments to LBBW's creditors under our guaranty obligation in excess of our liability in relation to the other guarantors, we will have an indemnity claim against the other guarantors.

         In addition, we are required, together with the other guarantors, to maintain the economic viability of LBBW, to keep it in a position to perform its functions and to enable it, through the allocation of liquid funds or by other appropriate means, to perform its obligations when due. However, similar to the guaranty obligation mentioned above, in relation to the other guarantors of LBBW our liability is limited to an amount equal to that portion that corresponds to our ownership interest in LBBW. To the extent we are required to make payments to LBBW under our maintenance obligation in excess of our liability in relation to the other guarantors, we will have an indemnity claim against the other guarantors.

         For a general description of these support mechanisms see "--General--Responsibility of Baden-Wurttemberg--Guaranty Obligation" and "--Maintenance Obligation."

         On July 18, 2005 the maintenance obligation in respect of LBBW will cease to exist pursuant to Understanding I and the guaranty obligation will only have effect for then existing obligations of LBBW that mature until December 31, 2015. See "--General--Responsibility of Baden-Wurttemberg--Understanding with the European Commission."

Budget of Baden-Wurttemberg for 2005/2006

         Pursuant to the new budget for the years 2005 and 2006, which the parliament of Baden-Wurttemberg adopted on February 23, 2005, we are expected to distribute EUR 100 million to Baden-Wurttemberg in each of 2005 and 2006 out of our annual net profit.

         It is also currently under discussion in connection with the Baden-Wurttemberg budget for 2005 and 2006 that we might purchase from Baden-Wurttemberg certain claims of Baden-Wurttemberg for future interest payments from third parties, in particular from LBBW, in the amount of up to EUR 707 million in net present value. Any purchase of such claims would be made at prevailing market conditions.

                                   MANAGEMENT

Board of Management

         Our business is managed by our board of management (Vorstand), which consists of at least three members: the chairman, the vice chairman and at least one other member. Members of the board of management are full-time employees of L-Bank and are employed for terms not longer than five years. Their contracts may be renewed for consecutive terms. The chairman and the vice chairman of our board of management are nominated by our supervisory board and appointed on the basis of a resolution of the government of Baden-Wurttemberg. The supervisory board appoints the remaining members of the board of management.

         The chairman of the board of management serves as our chief executive officer. The members of our board of management and the dates of their first appointments are:

                                                                  Date of first
Name                                                              appointment
----                                                              -----------
Christian Brand, Chairman                                              1998
Jurgen Hagele, Vice Chairman                                           1998
Dr.  Manfred Schmitz                                                   2000

Supervisory Board

         Our supervisory board (Verwaltungsrat) establishes guidelines for the conduct of our business and supervises the overall conduct of our affairs.

         Pursuant to the L-Bank Act, our supervisory board consists of 15 members, of which eight are representatives of the government of Baden-Wurttemberg and the remaining seven are non-governmental members. The current Chairman of our supervisory board is the Baden-Wurttemberg Minister of Economic Affairs and the Vice Chairmen are the Minister of Finance, the Minister of the Interior and the Minister for Food and Rural Planning, respectively. Alternates are designated for each member. The members and alternates of the supervisory board are appointed by the government of Baden-Wurttemberg for five-year terms of office and may serve consecutive terms.

         We are not subject to the Co-Determination Law (Mitbestimmungsgesetz), which requires that the supervisory board of a company includes representatives of the employees. Our supervisory board does, however, include representatives of our staff as consultative members.

         The members of our supervisory board and their respective deputy members are:


Full members:                            Deputy members:

Ernst Pfister*, Chairman                 Dr. Horst Mehrlander*                  Prof. Dr. Willi Weiblen*
   Baden-Wurttemberg Minister of            State Secretary at the                 Assistant Undersecretary and Head
   Economic Affairs                         Baden-Wurttemberg Ministry of          of the Department of Economic and
                                            Economic Affairs                       Structural Policy at the
                                                                                   Baden-Wurttemberg Ministry of
                                                                                   Economic Affairs



Gerhard Stratthaus*, Vice Chairman       Prof. Dr. Wolfgang Reinhart*           Walter Leibold*
   Baden-Wurttemberg Minister of            State Secretary at the                 Assistant Undersecretary and Head
   Finance                                  Baden-Wurttemberg Ministry of          of the Department of Financial
                                            Finance                                Policy and Investments at the
                                                                                   Baden-Wurttemberg Ministry of
                                                                                   Finance

Heribert Rech*, Vice Chairman            Max Munding                            Prof.  Konrad Freiherr von Rotberg*
   Baden-Wurttemberg Minister of the        Undersecretary at the                  Assistant Undersecretary and Head
   Interior                                 Baden-Wurttemberg Ministry of the      of the Department of
                                            Interior                               Constitutional, Municipal,
                                                                                   Savings Bank and Legal Affairs at
                                                                                   the Baden-Wurttemberg Ministry of
                                                                                   the Interior

Willi Stachele*, Vice Chairman           Rainer Arnold*                         --
   Baden-Wurttemberg Minister for Food      Undersecretary at the
   and Rural Planning                       Baden-Wurttemberg Ministry for
                                            Food and Rural Planning

Stefan Mappus*                           Dieter Hillebrand*                     Klaus Roscheisen*
   Baden-Wurttemberg Minister of the        State Secretary at the                 Assistant Undersecretary and Head
   Environment, Transport and               Baden-Wurttemberg Ministry of the      of the Administration Department
   Communications                           Environment, Transport and             at the Baden-Wurttemberg Ministry
                                            Communications                         of the Environment, Transport and
                                                                                   Communications

Tanja Gonner*                            Bernhard Bauer*                        Christian Luft*
   Baden-Wurttemberg Minister of            Undersecretary at the                  Assistant Secretary and Head of
   Social Affairs                           Baden-Wurttemberg Ministry of          the Central Office at the
                                            Social Affairs                         Baden-Wurttemberg Ministry of
                                                                                   Social Affairs

Rudolf Bohmler*                          Hermann Strampfer*                     Reiner Moser*
   State Secretary at the                   Assistant Undersecretary and Head      Assistant Secretary and Head of
   Baden-Wurttemberg Ministry of State      of Dept.  I at the                     the Budget and Fiscal Policy, Tax
                                            Baden-Wurttemberg Ministry of          Appraisal, Real Estate and
                                            State                                  Investments Section of the
                                                                                   Ministry of State

Dr. Rainer Hagele*                       Dr. Rudolf Kuhner*                     Norbert Schmitt*
   Undersecretary at the                    Assistant Undersecretary and           Assistant Secretary and Head of
   Baden-Wurttemberg Ministry of            Head of Dept. III at the               the State Investment and Banking
   Finance                                  Baden-Wurttemberg Ministry of          Section at the
                                            State                                  Baden-Wurttemberg Ministry of
                                                                                   Finance

Klaus Hackert                            Joachim Wohlfeil                       --
   President of the Baden-Wurttemberg       President of the Karlsruhe
   Association of Craftsmen                 Chamber of Craftsmen



Wirtsch.-Ing. Bernd Bechtold             Dr.-Ing. Hansjorg Rieger               --
   President of the Chamber of              Managing Partner of RUD-
   Commerce and Industry,                   Kettenfabrik Rieger & Dietz,
   Karlsruhe, Managing director of          Aalen
   b.i.g. Bechtold
   Ingenieurgesellschaft mbH,
   Karlsruhe

Heinz Kalberer                           Gerhard Rosswog                        --
   Lord Mayor of Vaihingen                  Chairman of the Board of
                                            Badischer Genossenschaftsverband
                                            Raiffeisen-Schulze-Delitzsch
                                            e.V., Karlsruhe

Gisela Graber                            Frank Zach                             --
   Deputy Chairman of the Regional          Head of the Trade and Industry
   Chapter VER.DI e.V., Stuttgart           Department of the
                                            Baden-Wurttemberg Chapter of
                                            Deutscher Gewerkschaftsbund

Otwin Brucker                            Dr. Jurgen Schutz                      --
   President of the Baden-Wurttemberg       Vice President of the
   Association of Municipalities            Baden-Wurttemberg Association of
                                            District Councils

Gerhard Burkhardt                        Andreas Schmitz                        --
   Chairman of the Board of Management      Spokesman of the General Partners
   of the Verband                           of HSBC Trinkaus & Burkhardt
   Baden-Wurttembergischer                  KGaA, Dusseldorf
   Wohnungsunternehmen e.V., Stuttgart

Marco Freiherr von Maltzan               Wilhelm Freiherr von Haller            --
   Chairman of the Board of Management      Member of the Board of Management
   of BERU AG, Ludwigsburg                  of Deutsche Bank AG, Stuttgart


* Representatives of the government of Baden-Wurttemberg.

Advisory members:
   Rudiger Ruhnow......................Chairman of the Central Staff Council at
                                          L-Bank, Karlsruhe

   Reiner Enzmann......................Chairman of the Staff Council of L-Bank,
                                          Karlsruhe

   Gabriele Propp......................Chairman of the Staff Council of L-Bank,
                                          Stuttgart

         An advisory board (Beirat) consisting of 54 members advises the board of management and the supervisory board on general matters relating to us and furthers the exchange of experience among us, private business and public administration. Members of our advisory board are appointed by our board of management in consultation with the Baden-Wurttemberg Ministry of Finance for a term of five years.

Remuneration

         For the year ended December 31, 2003, the aggregate amount of the direct remuneration paid by us to members of our board of management was EUR
1.585 million, to members of our supervisory board EUR 0.16 million and to members of the Advisory Board and its committees (including travel expenses) EUR
0.214 million. In 2003, the aggregate amount of remuneration paid to retired members of our board of management and their surviving dependents was EUR 1.048 million. Provisions amounting to EUR 11.271 million were set-aside in 2003 to cover pension liabilities in respect of retired members of our board of management. See also the notes to our financial statements included in this prospectus.

                                    EMPLOYEES

         During 2003, the average number of employees employed by us was 1,134 persons (including trainees and part-time employees and excluding staff gaining work experience, cleaning and temporary staff). See also the notes to our financial statements included in this prospectus.

         Our employee-related expenses, including salaries and wages, pension contributions and other employee benefits, amounted to EUR 74.0 million in 2003. We provide various employee benefits, including a non-contributory pension (supplemental to the statutory pension). Most of our employees are covered by collective bargaining agreements negotiated with the union VER.DI.

                      REGULATION AND SUPERVISION OF L-BANK
                       IN THE FEDERAL REPUBLIC OF GERMANY

Introduction to the German Banking System

         The German banking system comprises a variety of public sector and private sector banks of two general types: universal banks and specialized banks. We are a specialized state development bank (Forderbank) that is subject to the same regulation, in particular the German Banking Act (Kreditwesengesetz
- KWG), as all other German banks.

The German Banking Act and Regulation by the Federal Supervisory Authority for Financial Services

         On May 1, 2002, the three former separate supervisory authorities for the financial sector, -- the Federal Banking Supervisory Office (Bundesaufsichtsamt fur das Kreditwesen), the Federal Securities Supervisory Office (Bundesaufsichtsamt fur den Wertpapierhandel) and the Federal Insurance Supervisory Office (Bundesaufsichtsamt fur das Versicherungswesen) -- were combined into a single comprehensive financial services supervisory authority, the Federal Supervisory Authority for Financial Services (Bundesanstalt fur Finanzdienstleistungsaufsicht, the "BaFin"). The BaFin supervises banks, insurance companies and financial services institutions.

         All banks in Germany, including us, are subject to comprehensive governmental supervision and regulation on a consolidated basis by the BaFin in accordance with the German Banking Act. The BaFin is authorized to issue regulations and guidelines implementing the provisions of the German Banking Act and other laws affecting German banks. Its main purpose is to protect the soundness of the German banking system. The German Banking Act and the regulations issued thereunder have been amended over time in order to keep them in line with internationally accepted principles. In doing so, Germany has implemented the recommendations on banking supervision issued by the Basle Committee on Banking Supervision (the "Basle Committee") at the Bank for International Settlements and transformed the relevant European Council Directives into German law.

         In April 2003, the Basle Committee on Banking Supervision issued its third Consultative Paper for a New Basle Capital Accord ("Basle II") that will replace the current Basle Capital Standards. On June 25, 2004, the Basle Committee on Banking Supervision approved, and one day later the central bank governors and the heads of bank supervisory authorities in the Group of Ten
(G10) countries endorsed, the publication of the International Convergence of Capital Measurement and Capital Standards: a Revised Framework. The goal of the Basle Committee is that implementation by the member states shall take place by year-end 2006. Basle II focuses on three key elements, or pillars: (i) minimum capital requirements, which enhance the measurement framework of Basle I, the first pillar; (ii) supervisory review of bank's capital adequacy, the second pillar; and (iii) market discipline through effective public disclosure to provide for sound banking practices, the third pillar.

         In addition to this capital regulation, Basle II has the goal to increase substantially the risk sensitivity of the minimum capital requirements by closely aligning banks' capital requirements with prevailing modern risk management practices.

         Under the German Banking Act, all German banking and financial services institutions are required to have a license from the BaFin to carry on business. The BaFin supervises the operations of all banks, including us, to ensure that they conduct their business in accordance with the provisions of the German Banking Act and other applicable German laws and regulations. Particular emphasis is placed on compliance with capital adequacy and liquidity requirements, lending limits and prudential standards governing lending imposed by the German Banking Act and the regulations promulgated thereunder.

Cooperation by the BaFin and the Bundesbank

         The BaFin carries out its banking supervisory role in cooperation with the Federal Central Bank (Deutsche Bundesbank, the "Bundesbank"), as required under the German Banking Act. The BaFin has the sole authority to issue administrative orders (Verwaltungsakte) and general regulations (Verordnungen) binding on German banks. The BaFin must obtain the Bundesbank's consent before it issues any general regulations in areas that require the Bundesbank's consent under the German Banking Act, such as the regulations concerning capital adequacy and liquidity requirements.

         The Bundesbank is responsible for the ongoing monitoring of German banks. This comprises in particular the analysis of submitted reports and examinations for the purpose of determining capital adequacy and risk management. The Bundesbank performs its monitoring functions primarily through its nine regional offices (Hauptverwaltungen) which are responsible for different states and the banks that have their corporate seat therein. We report to, and are monitored by, the Hauptverwaltung for the State of Baden-Wurttemberg, which is based in Stuttgart.

Capital Adequacy Requirements

         The German Banking Act and the regulations promulgated thereunder contain certain capital adequacy requirements.

Solvency Ratio

         Under the German risk-based capital adequacy rules as set forth in the so-called Principle I of the "Principles on the Own Funds and Liquidity of Institutions" (Grundsatze uber die Eigenmittel und die Liquiditat der Institute), each bank's ratio (the "Solvency Ratio") of Liable Capital (defined below) to risk-weighted assets and certain off-balance sheet items (described below) must equal at least 8% at the end of each business day.

         Solvency Ratio   =                     Liable Capital
                              --------------------------------------------------
                                Risk-weighted assets and off-balance sheet items


         The above formula does not relate to a bank's market risk position and to Tier III Capital, both of which are discussed below.

Liable Capital

         As described below, at least half of Liable Capital must be Core Capital. Pursuant to the German Banking Act and calculated on the basis of the accounting rules of the German Commercial Code, for a bank such as us, "Liable Capital" (the numerator of the Solvency Ratio) consists principally of:

         (1)  paid-in subscribed capital;

         (2)  capital reserves;

         (3) earnings reserves which are disclosed in the bank's annual balance sheet;

         (4) net profits which are shown in audited interim financial statements and which will not be used for distribution or the payment of taxes;

         (5) the fund for general bank risks (pursuant to Section 340g of the German Commercial Code, a bank may create a reserve fund from its after-tax retained earnings if advisable in its reasonable commercial judgment in light of the special risks inherent in the banking business);

         (6) capital paid in by silent partners which meets certain conditions set forth in the German Banking Act, including subordination to all creditors and participation in the bank's losses;

         (7) reserves for general banking risks (pursuant to Section 340f of the German Commercial Code, a bank may record on its balance sheet certain receivables and securities, which are neither investment securities nor part of the trading portfolio, at a lower value than that permitted for industrial and other non-banking corporations if the use of a lower value is advisable in its reasonable commercial judgment to safeguard against the special risks inherent in the banking business), provided that such reserves may not exceed 4% of the book value of such receivables and securities;

         (8) capital paid in consideration of profit participation rights (Genussrechte) which meets certain conditions set forth in the German Banking Act, including subordination to all creditors and participation in the bank's losses;

         (9) long-term subordinated debt (with a term of at least five years) meeting certain conditions set forth in the German Banking Act, including subordination to all non-subordinated creditors;

         (10) certain revaluation reserves (banks may allocate amounts equaling a certain percentage of the difference between the book value and the actual value of certain assets to revaluation reserves; these revaluation reserves may, in an amount up to 1.4% of the risk-weighted assets and certain off-balance sheet items, be counted as Liable Capital, if the Core Capital of the bank amounts to at least 4.4% of such risk-weighted assets and off-balance sheet items); and

         (11) reserves pursuant to Section 6b of the German Income Tax Act (Einkommensteuergesetz).

         The German Banking Act also requires that balance sheet losses and certain intangible assets (including goodwill), certain investments in banks or financial services institutions and certain other items be deducted in computing Liable Capital.

         Core Capital is the portion of Liable Capital set forth in items (1) through (6) above, less balance sheet losses, certain intangible assets (including goodwill) and certain other items. Supplementary Capital is the portion of Liable Capital referred to in items (7) through (11), less certain deductions. In our case, Core Capital consists of (i) paid-in subscribed capital, (ii) retained earnings reserves (including capital surplus) and (iii) the fund for general bank risks pursuant to Section 340g of the German Commercial Code.

         In our case Supplementary Capital consists of (i) long-term subordinated debt, (ii) profit participation capital and (iii) reserves for general bank risks pursuant to Section 340f of the German Commercial Code. The German Banking Act provides that the aggregate amount of Supplementary

Capital must not exceed the Core Capital. In addition, the sum of long-term subordinated debt must not exceed 50% of the Core Capital. Core Capital reflects the same concept as Tier I Capital and Supplementary Capital reflects a similar concept as Tier II Capital (as such terms are used in the United States capital adequacy rules).

Risk Weighted Assets and Off-Balance Sheet Items

         To compute risk-weighted assets (the first part of the denominator of the Solvency Ratio), the assets of a bank are assigned to six broad categories (0%, 10%, 20%, 50%, 70% and 100%) of relative credit risk depending on the debtor or on the type of instrument or collateral securing the asset. The valuation basis of each asset, being its book value subject to certain accounting adjustments, is multiplied by the percentage weight applicable to its risk category to arrive at the risk-weighted value.

         The valuation basis for computing risk-weighted off-balance sheet items (the second part of the denominator of the Solvency Ratio) depends on the type of the off-balance sheet item. The valuation basis (1) for swap transactions and any credit support obligation assumed in connection therewith is the principal amount or -- in absence of such principal amount -- the current market value of the underlying asset, and (2) for forward or futures contracts and rights under option agreements and any credit support obligation assumed in connection therewith, the current market value of the right of the bank to obtain delivery or of the obligation of the counterparty to accept delivery of the underlying asset assuming actual performance of the contract. For all other off-balance sheet items, the valuation basis is their book value subject to certain accounting adjustments.

         To compute risk-weighted off-balance sheet items (the second part of the denominator of the Solvency Ratio), different rules apply depending on the type of off-balance sheet items. The valuation basis of off-balance sheet items, other than swap transactions, forward or futures contracts and rights under option agreements, is adjusted according to their risk classification depending on the type of instrument (20, 50 and 100 percent). Swap transactions, forward or futures contracts, and rights under option agreements, along with any credit support obligation assumed in connection therewith, are taken into account according to the mark-to-market method. Under that method, the asset is taken into account with the amount required to cover (replacement value) if the counterparty defaults plus an additional amount for future increase of risk.

         After such adjustment of the valuation basis, the off-balance sheet items are risk-weighted in the same manner as on-balance sheet items and for that purpose are assigned to the credit risk categories depending on the type of the counterparty or the debtor and multiplied by the applicable percentage weights.

Own Funds

         The Solvency Ratio deals with the credit risks of a bank. The German Banking Act also requires market risk positions of banks to be covered by adequate capital. In that regard, two concepts are used by the German Banking
Act: (1) Own Funds (Eigenmittel) and (2) the distinction between trading transactions which are allocated to a bank's trading book (Handelsbuch) (the "Trading Book") and non-trading transactions which are allocated to a bank's investment book (Anlagebuch) (the "Investment Book").

         Own Funds consist of Liable Capital plus Tier III Capital. Tier III Capital consists of:

         (1) short-term subordinated debt (with a term of at least two years but less than five years) that meets certain conditions set forth in the German Banking Act, including subordination to all non-subordinated creditors, and

         (2) the net profits which would be realized if, at the end of a given day:

                 (i) all positions in the Trading Book were settled,

                (ii) all foreseeable expenses and distributions on capital were deducted, and

               (iii) all probable losses that would be incurred in the
                     Investment Book if the bank were liquidated were deducted.

         The sum of Tier III Capital plus the portion of Supplementary Capital that is not required to cover risk positions in the Investment Book (in order to meet the Solvency Ratio requirement) and therefore is eligible to support market risks must not exceed 250% of the portion of Core Capital that is not required to cover risk positions in the Investment Book (in order to meet the Solvency Ratio requirement) and therefore is eligible to support market risks.

Trading Book and Investment Book

         The Trading Book of a bank is comprised of the following:

         (1) securities, money market instruments, derivatives and marketable obligations and participations (all "instruments") that are held by the bank for its own account for resale or trading;

         (2) instruments held and transactions entered into for the purpose of hedging the market risk of the Trading Book and transactions to refinance such hedging;

         (3) transactions subject to the designation of the counterparty (Aufgabegeschafte);

         (4) receivables for fees, interest and dividends related to positions in the Trading Book; and

         (5) repurchase agreements, loans or similar transactions related to positions in the Trading Book.

         Banks must establish guidelines for the inclusion of transactions in their Trading Book, which must be submitted to the BaFin and the Bundesbank. The Investment Book of a bank consists of all transactions that are not contained in the Trading Book as set forth above.

Covering Market Risk Positions

         Market risk positions are foreign exchange positions, commodity positions and positions allocated to the Trading Book. The sum of the amounts of market risk positions and, under certain circumstances, separately computed option positions, may not exceed, at the close of each business day, the difference between the bank's Own Funds and an amount equal to 8% of the risk-weighted assets and off-balance sheet items. Additionally, an overall ratio of the bank's eligible capital (numerator) to the sum of (1) risk-weighted assets and off-balance sheet items plus (2) market risk positions and certain option positions, both multiplied by 12.5 (denominator), must be computed and must also be equal to at least 8%. The eligible capital is composed of the Liable Capital not used to cover other risks under Principle I and that portion of the Tier III Capital that is used to cover market risk positions and options. (The bank must also report to the BaFin for information purposes the ratio of Tier III Capital that remains unused but constitutes part of Own Funds to the above-mentioned denominator of the overall ratio). As a result, the amount of market risk positions must be covered by Liable Capital or Tier III Capital, whereas under the Solvency Ratio requirement, risk weighted assets and off-balance sheet items must be covered by Liable Capital. Therefore, (1) Tier III capital may only be used to cover market risk positions but not counterparty risk related to assets or off-balance sheet items, and (2) Liable Capital not used to cover counterparty risk related to assets and off-balance sheet items may be used to cover market risk positions. Principle I does not permit Own Funds that have already been used to cover a risk to cover other risks under Principle I.

         The risk-weighted values of such market risk positions and certain option positions must be computed in accordance with rules set forth in Principle I or, in the case of market risk positions, in accordance with the bank's internal risk computation models which have been approved by the BaFin.

         During the period covered by this prospectus we have always met the risk-weighted capital adequacy rules of the German Banking Act.

Liquidity Requirements

         The German Banking Act and the regulations issued by the BaFin and its predecessors also contain liquidity requirements. According to Principle II, banks must compute a liquidity factor at the end of every calendar month. The liquidity factor is the quotient of liquid assets to payment obligations during four time bands: (1) one day to one month; (2) more than one month to three months; (3) more than three months to six months; and (4) more than six months to twelve months. The liquidity factor for the one-month time band must not be less than 1. The excess of liquid assets over payment obligations in one of the other time bands may be counted as liquid assets for the succeeding time band. The ratios between the respective liquid assets over the payment obligations in the other three time bands are calculated for monitoring purposes only. The liquidity factor and the monitoring ratios must be submitted at the end of each calendar month to the Bundesbank, which passes the reports on to the BaFin.

         At December 31, 2003 and at the end of every calendar month during the period covered by this prospectus, we met the liquidity requirements of the German Banking Act.

Limitation on Large Credits

         Own Funds and the distinction between Trading Book and Investment Book are also relevant for the limitations on large credits. The term "credit" is defined to include all items on the asset side of the balance sheet, derivative transactions and related guaranties and equivalent off-balance sheet positions. The term includes equity investments. Large credits are credits to a single borrower or a connected group of borrowers that equal or exceed 10% of the Liable Capital or Own Funds depending on whether the credit is allocated to the Investment Book or to the combined Investment Book and Trading Book. There is no separate Trading Book lending limit. The term "borrower" includes certain affiliates of the borrower. The limitations on large credits are applied on a risk-weighted basis in a manner similar to the application of the risk-weighted capital adequacy rules discussed above.

         The German Banking Act as it applies to us establishes the following lending limits:

         (1) A bank's aggregate disbursed large Investment Book credits may not exceed eight times the bank's Liable Capital. A large Investment Book credit of a bank is defined as the sum total of credits extended to any one borrower or connected group of borrowers that are allocated to the Investment Book and that, in the aggregate, are equal to or exceed 10% of the bank's Liable Capital.

         (2) A bank's aggregate disbursed large combined Investment Book/Trading Book credits may not exceed eight times the bank's Own Funds. A large combined Investment Book/Trading Book credit of a bank is defined as the sum total of all credits extended to any one borrower or connected group of borrowers (allocated to the Investment Book or to the Trading Book) that, in the aggregate, are equal to or exceed 10% of the bank's Own Funds.

         (3) The aggregate amount of credits extended by a bank to one borrower or connected group of borrowers that are allocated to the Investment Book, i.e., a borrower's Investment Book credit position, may not exceed 25% of the bank's Liable Capital (20% in the case of a credit to the bank's unconsolidated parent, subsidiary or sister company).

         (4) The aggregate amount of credits extended by a bank to one borrower or connected group of borrowers that are allocated to the Investment Book or the Trading Book, i.e., the borrower's aggregate credit position, may not exceed 25% of the bank's Own Funds (20% in the case of a credit to the bank's unconsolidated parent, subsidiary or sister company).

         (5) In case total aggregate credits extended to one borrower or connected group of borrowers that are allocated to the Trading Book or the Investment Book, i.e., the borrower's aggregate credit position (see (4) above), exceed (even with approval of the BaFin) the 25% (or 20% in the case of a credit to the bank's unconsolidated parent, subsidiary or sister company) of the bank's Own Funds ceiling, credits extended to such borrower or connected group of borrowers that are allocated to the Trading Book shall not, in the aggregate, exceed five times the bank's Own Funds that are not required to cover risk positions in the Investment Book.

         (6) There is an additional over-all lending limit to the effect that the aggregate portions of the borrower's aggregate credit position (credits that are allocated to the Trading Book or the Investment Book) (see (4) above) that exceed 25% (or 20% in the case of a credit to the bank's unconsolidated parent, subsidiary or sister company) of the bank's Own Funds ceiling for more than ten days shall, in the aggregate, not exceed six times the bank's Own Funds that are not required to cover risk positions in the Investment Book.

         A bank must report its large credits to the Bundesbank, which forwards the reports with its comments to the BaFin. With the approval of the BaFin, a bank may exceed the eight times Liable Capital or Own Funds and the 25% (or 20%) of Liable Capital or Own Funds ceilings referred to in paragraphs (1) to (4) above, if the amount exceeding these ceilings is covered by Liable Capital and Own Funds, respectively. The amounts of Liable Capital used to cover such excess amount must be disregarded when computing the adequacy of Liable Capital under the capital adequacy rules discussed above. If the 25% (or 20%) ceiling and the eight times Liable Capital ceiling or Own Funds ceiling are exceeded, the larger of both excess amounts must be covered by Liable Capital (in the cases of paragraphs (1) and (3) above) and (in the cases of paragraphs (2), (4), (5) and
(6) above), Own Funds, respectively. A bank must notify the BaFin and the Bundesbank without delay if it exceeds these ceilings. If a bank exceeds the five times Own Funds ceiling referred to in paragraph (5) above or the six times Own Funds ceiling referred to in paragraph (6) above, it must report this fact to the BaFin and the Bundesbank and must cover such excess amounts with Own Funds.

Limitations on Qualified Participations

         The total nominal value (as opposed to the book value or price paid) of a deposit-taking bank's Qualified Participations (as defined below) in an enterprise (other than a bank, financial services institution, financial enterprise, insurance company or bank service enterprise) may not exceed 15% of the Liable Capital of such bank, and the aggregate nominal value of all such Qualified Participations may not exceed 60% of such bank's Liable Capital. With the approval of the BaFin, a bank may exceed the 15% and 60% limitation on investments if it covers the Qualified Participations in excess of these limits by Liable Capital. If both limitations are exceeded, the larger of both excess amounts must be covered by Liable Capital. "Qualified Participation" is defined in the German Banking Act as a (1) direct or indirect investment in at least 10% of the capital or the voting rights of the target enterprise or (2) the ability to exercise a significant influence over the management of the target enterprise. An investment is indirect not only when it is made by one or more subsidiaries but also when it is made by an enterprise with a "similar relationship". All of the shares of an enterprise which the bank owns indirectly through one or more subsidiaries are fully attributed to the bank.

Policies on Trading Activities

         Pursuant to a 1995 release of the predecessor of the BaFin, German banks must observe minimum requirements with respect to transactions relating to money market activities, securities, foreign exchange, precious metals and derivatives. The release stresses the responsibility of senior management for the proper organization and monitoring of trading and sales activities, requires that banks adopt written policies regarding such activities, imposes specific requirements with respect to activities in new products and deals with the qualifications and remuneration of trading and sales staff, record retention, risk controlling and management and the internal organization of trading, sales, settlement and accounting.

Reporting Requirements

         In order to enable the BaFin and the Bundesbank to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of the German banks, the BaFin and the Bundesbank require the periodic filing of information.

         Each bank must file with the BaFin or the Bundesbank, or both, among other things, the following information:

         (1) immediate notice of certain organizational changes, the extension or increase of large credits, the acquisition or disposal of 10% or more of the equity of another company or certain changes in the amount of such equity investment, and the commencement or termination of certain non-banking activities;

         (2) monthly balance sheet and statistical information and annual audited unconsolidated and consolidated financial statements;

         (3) the acquisition or disposal of a Substantial Participation, or an increase or decrease of a Substantial Participation which results in the investment reaching or passing the threshold of 20%, 33% or 50% of such voting rights or capital, as well as the fact that the bank became or ceased to be a subsidiary of another enterprise, if the bank has knowledge of such facts; and on an annual basis, the names and addresses of holders of Substantial Participations in the bank and its foreign subsidiary banks, and the amount of such investment if the bank has knowledge of such facts (the definition of "Substantial Participation" is substantially identical to the definition of Qualified Participation, as set forth above);

         (4) monthly compliance statements with regard to the capital adequacy rules and the requirements on liquidity and statements on certain foreign lending; and

         (5) quarterly statements listing the borrowers to whom the reporting bank has outstanding loans of EUR 1.5 million or more and certain information about the amount and the type of the loan, including syndicated loans exceeding this amount even if the reporting bank's share does not reach EUR 1.5 million.

         If several banks report to the Bundesbank loans of EUR 1.5 million or more to the same borrower, the Bundesbank must inform the reporting banks of the total reported indebtedness and of the type of such indebtedness of such borrower and of the number of reporting lending banks.

Enforcement Powers

         In order to secure compliance with the German Banking Act and the regulations issued thereunder, the BaFin and the Bundesbank may require information and documents from a bank and the BaFin may examine a bank without having to give any particular reason. The BaFin may attend meetings of the bank's supervisory board, its managing board and shareholders (and require such meetings to be convened). In practical terms, because the BaFin has access to our books and records in Germany, it is able to monitor our worldwide activities.

         To ensure that German banks, including us, fully comply with all applicable legislation and reporting requirements, the BaFin requires that they maintain an effective and independent internal auditing department of adequate size and quality. A bank must also establish a written plan of organization, which sets forth the responsibilities of its employees and operating procedures. The internal auditing department must examine compliance with this plan and these responsibilities and procedures.

         If the BaFin discovers irregularities, it has a wide range of enforcement powers. The BaFin can challenge the qualifications of the bank's management. If the Own Funds of a bank are not adequate, or if the liquidity requirements are not met and if the bank has failed to remedy the deficiency within a period set by the BaFin, the BaFin may prohibit or restrict the distribution of profits or the extension of credit.

         If a bank is in danger of defaulting on its obligations to creditors, the BaFin may take emergency measures to avert default. In this connection, it may, inter alia: (1) issue instructions relating to the management of the bank,
(2) prohibit or restrict the acceptance of deposits and the extension of credit,
(3) prohibit or restrict the management of the bank from carrying on their functions and (4) appoint supervisors. If these measures are inadequate, the BaFin may revoke the bank's license and, if appropriate, order that the bank be closed. To avoid the insolvency of a bank, the BaFin has the authority to prohibit payments and disposals of assets, to suspend customer services, and to prohibit the acceptance of payments other than the payment of debt owed to the bank. In addition, violations of the German Banking Act may result in criminal and administrative penalties.

Powers of the European Central Bank Affecting L-Bank's Conduct of Business

         The European System of Central Banks ("ESCB") consists of the European Central Bank ("ECB") and the national central banks of the 25 Member States of the European Union (the "National

Central Banks"). The ECB and the National Central Banks of the 12 Member States of the European Union that have transferred their monetary sovereignty to the ECB and have introduced the Euro as their currency are referred to as the "Eurosystem". The primary objective of the ESCB is to maintain price stability, to define and implement the monetary policy of the European Community, to conduct foreign exchange operations, hold and manage the official foreign reserves of the Member States and promote the smooth operation of payment systems. The ESCB is governed by the decision-making bodies of the ECB.

         The National Central Banks of the Member States of the European Union that are part of the Eurosystem retain the functions that are not transferred to the Eurosystem. Thus, the Bundesbank continues to act as discount window for banks for eligible securities whereby the discount rate is computed on the basis of the so-called base rate. The base rate is adjusted on January 1 and July 1 of each year by the number of percentage points by which the ECB's interest rate for its most recent main refinancing operations has been raised or lowered since the last change in the base rate.

         The ECB requires credit institutions, including us, established in the 12 Member States of the European Union that are members of the Eurosystem, to hold minimum reserves on accounts maintained with their respective National Central Banks, which, in our case, are held by the Bundesbank. By issuance of the regulation on minimum reserves, the ECB, as of January 1, 1999, set a 0% reserve ratio on the following liability categories: "deposits with agreed maturity over two years," "deposits redeemable with notice period over two years," "repurchase agreements (repos)" and "debt securities issued with an agreed maturity over two years." For all other deposits, debt securities issued and money market instruments, the ECB set a 2% reserve ratio. The ECB may at any time change the reserve ratios. Liabilities to other institutions subject to the Eurosystem's minimum reserve system and liabilities to the ECB and the National Central Banks are not included in the basis for minimum reserves. Furthermore the ECB imposes statistical reporting obligations on credit institutions resident in Member States of the Eurosystem to enable the ECB to fulfill the ESCB's tasks.

Securities Trading--Regulation by the BaFin

         The Securities Trading Act (Wertpapierhandelsgesetz) of 1995, as amended (the "Securities Trading Act"), prohibits insider trading with respect to securities admitted to trading or included in the over-the-counter market at a German exchange or the exchange in another Member State of the European Union or the European Economic Area. The Securities Trading Act also requires that the issuer of securities admitted to trading on a German stock exchange publish promptly any new fact relating to the issuer which is not publicly known if such fact could have a material influence on the market price of such securities due to its effects on the financial condition or the overall business performance of the issuer.

         The BaFin supervises securities trading and deals with irregularities in the securities market. To enable the BaFin to carry out its securities trading supervisory functions, the German banks and the other institutions that are members of a German stock exchange are subject to comprehensive reporting requirements with respect to all transactions in securities and derivatives that are listed or traded on an exchange or other organized market in Germany or another Member State of the European Union or a Member State of the European Economic Area. The reporting obligation applies to transactions for a bank's own account as well as for the account of its customers.

         The Securities Trading Act also introduced so-called "Rules of Conduct" for securities services enterprises, i.e., credit institutions and financial services institutions engaged in the purchase and sale of securities or derivatives for others or the intermediation of transactions in securities or derivatives. In practice, the Rules of Conduct therefore apply principally to all German banks. The BaFin has broad powers to investigate securities services enterprises with a view to monitoring compliance with the Rules of Conduct. The Securities Trading Act provides for an annual examination by the BaFin of a bank's compliance with its obligations under the Securities Trading Act; in addition, independent accountants are required to prepare a report annually on a bank's compliance with the reporting requirements under the Securities Trading Act.

Supervision by the State of Baden-Wurttemberg

         Pursuant to the L-Bank Act and the L-Bank Statutes, we are subject to supervision by the Ministry of Finance of Baden-Wurttemberg in consultation with the ministry of Baden-Wurttemberg having jurisdiction over the particular matter concerned. The ministries are entitled to request information, undertake audits, send representatives to meetings of our supervisory board, request that such meetings be called and rescind unlawful resolutions and other actions of our supervisory board or board of management. Furthermore, those ministries may order us to perform legally required actions and, if we do not comply with such demand or order, the ministries may themselves take such action. These supervisory powers do not include the right to exercise influence over business decisions by our board of management or supervisory board.

         In addition, we are subject to auditing by the State Audit Office (Landesrechnungshof) of Baden-Wurttemberg.

Financial Statements and Audits

         Our financial statements are prepared in accordance with the German Commercial Code, the German Banking Act (Kreditwesengesetz - KWG), general corporate law, the Bank Accounting Directive Law of 1990 (Bankenbilanzrichtlinie-Gesetz), and the Regulation on the Accounting Principles applied to Credit Institutions and Financial Services Institutions (Verordnung uber die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute) issued by the Federal Minister of Justice (in conjunction with the Federal Minister of Finance and the Federal Central Bank). The accounting principles set forth in the above statutes and regulations are referred to herein as "German GAAP."

         Under German law, we must be audited annually by German independent accountants (Wirtschaftsprufer) who are appointed annually by our supervisory board. The BaFin must be informed of and may reject such appointment. The independent accountants are required to prepare annually a long form audit report (Prufungsbericht) on the financial statements prepared by our management, and submit it to our supervisory board, our Guarantor, the BaFin and the Federal Central Bank. This comprehensive audit report is in contrast to the much shorter audit reports typically prepared for other German companies. The contents of the report are prescribed in a regulation issued by the BaFin. In particular, the auditor must review that the bank is in compliance with: (1) the regulatory reporting requirements; (2) the large credit limitations; (3) the limitations on extension of credit to related companies; (4) the requirements of the capital adequacy and liquidity principles (described above) and (5) the regulations concerning the prudent granting of credit. The audit report must also discuss in detail certain large or important loans and review compliance with certain provisions of the German Banking Act, match assets and liabilities bearing interest at fixed rates according to maturity and assets and liabilities bearing interest at floating rates according to interest periods, and explain the effect of a change in interest rates on the unmatched portion of such assets and liabilities, respectively. The auditor's opinion opines as to compliance with German GAAP and all applicable legal requirements.

         The audit reports of PwC for the years ended December 31, 2003, 2002 and 2001, dated March 29, 2004, April 8, 2003 and April 9, 2002, respectively, each refer to a management report that has not been included to this prospectus. The examinations of and the audit reports upon such management reports are required under German auditing standards. Those examinations were not made in accordance with Statement on Standards for Attestation Engagements No. 10, "Management's Discussion and Analysis." PwC does not provide an opinion on this information or on the financial statements included in this prospectus in accordance with U.S. GAAP or U.S. attestation standards.

         In addition, each year an independent accountant designated by the BaFin must conduct an examination of any bank that acts as depositary of customers' securities under the German Depositary Act (Depotgesetz). The examination is made in accordance with the Depositary Act and concludes with an opinion as to the proper execution of trading orders by such bank for its customers and as to the safekeeping of securities for such customers.

Deposit Protection and Investor Compensation

         In Germany, private sector commercial banks, credit institutions organized under public law and credit cooperative institutions each have their own system of deposit protection and investor compensation. According to the German Act on Deposit Protection and Investor Compensation of 1998, as amended ("Deposit Protection Act", Einlagensicherungs- und Anlegerentschadigungsgesetz), the association of the German credit institutions organized under public law (Bundesverband Offentlicher Banken Deutschlands e.V., "VOB") established a company under the name Entschadigungseinrichtung des VOB GmbH ("Entschadigungseinrichtung GmbH") to provide deposit protection and investor compensation for customers of German credit institutions organized under public law. We are a member of the Entschadigungseinrichtung GmbH.

         A creditor of L-Bank has a direct claim against Entschadigungseinrichtung GmbH if (i) the BaFin determines that we are unable to repay deposits (as defined in the Deposit Protection Act) or to satisfy obligations resulting from the securities businesses for reasons that are directly connected to our financial situation, and that no prospects exist for the repayment of the deposits or the satisfaction of the obligations and (ii) the creditor is eligible for compensation. A direct claim against Entschadigungseinrichtung GmbH is limited to 90% of the customer's deposits and our obligations to the customer resulting from the securities businesses respectively, and may not exceed in any case EUR 20,000.

         The Entschadigungseinrichtung GmbH is funded through annual contributions by its members in the amount of 0.008% of their liabilities to non-bank customers as shown in their most recent balance sheet. In such determination, certain liabilities may be excluded. Member institutions may be required to make additional contributions in case the funds of the Entschadigungseinrichtung GmbH fall below an amount that equals twice the amount of the aggregate contributions of all member institution for the previous year.

         Furthermore, we are a member of the Freiwilliger
Einlagensicherungsfonds des VOB, a voluntary deposit protection fund, established by the VOB, that supplements the statutory protection of the Deposit Protection Act. This deposit protection fund covers deposits and obligations to customers. The compensation by this fund is not limited, but customers do not have a claim against this fund.

         The Debt Securities described herein are not covered by the funds referred to above.

                      [MAP OF GERMANY AND BADEN-WURTTEMBERG]

                         THE STATE OF BADEN-WURTTEMBERG

                                     GENERAL

Location, Area and Population

         The Federal Republic of Germany was founded on May 24, 1949 when its constitution, codified in the Grundgesetz (the "German Constitution"), took effect. Baden-Wurttemberg is one of Germany's 16 states (Lander), together with Bavaria (Bayern), Berlin, Brandenburg, Bremen, Hamburg, Hesse (Hessen), Lower Saxony (Niedersachsen), Mecklenburg-Western Pomerania (Mecklenburg-Vorpommern), North-Rhine Westphalia (Nordrhein-Westfalen), Rhineland-Palatinate (Rheinland-Pfalz), Saarland, Saxony (Sachsen), Saxony-Anhalt (Sachsen-Anhalt), Schleswig-Holstein and Thuringia (Thuringen).

                         The State of Baden-Wurttemberg

         Baden-Wurttemberg is located in southwestern Germany. It is bordered on the east by Bavaria, on the north by Hesse, on the west by the Alsace region of France and Rhineland-Palatinate, and on the south by Switzerland. The largest cities are Stuttgart, Mannheim, Karlsruhe, Freiburg and Heidelberg.

         Baden-Wurttemberg encompasses an area of 13,803 square miles, or approximately 10% of Germany's total area of 137,829 square miles. Baden-Wurttemberg is the third-largest state of Germany by area, after Bavaria and Lower Saxony.

         At the beginning of 2003, Baden-Wurttemberg had 10.7 million inhabitants, or 12.9% of Germany's total population of 82.5 million. Baden-Wurttemberg is the third largest state of Germany by population, after the states of North Rhine-Westphalia and Bavaria.

Politics and Foreign Relations

         Many governmental powers have been allocated by the Constitution to the federal government. The states have for instance legislative jurisdiction regarding such areas as the educational system, cultural affairs and police powers. The state enforces and administers not only state laws but also, subject to supervision by federal authorities, most of the federal laws in Germany. The administration of the courts on the lower level is the responsibility of the states whereas the administration of the highest court is the responsibility of the federal government. There is no separation between the state and the federal judicial system as in the United States. Baden-Wurttemberg, like the other states of Germany, has an elected parliament and an administration headed by a Prime Minister (Ministerprasident) who is elected by the state parliament.

         On March 25, 2001, elections for representatives to the parliament of Baden-Wurttemberg were held. The parliament of Baden-Wurttemberg currently consists of the following numbers of representatives of four political parties: the Christian Democratic Union (CDU), 63 representatives; the Social Democratic Party (SPD), 45 representatives; Alliance 90/the Greens, 10 representatives; and the Free Democratic Party (FDP/DVP), 10 representatives; the CDU and FDP have formed a government in coalition. The next elections will be held in the spring of 2006.

         Because foreign relations are reserved to the German federal government under Article 32 of the German Constitution, Baden-Wurttemberg may not maintain foreign relations with other countries without the consent of the German federal government.

                                     ECONOMY

General

Germany

         The economy of Baden-Wurttemberg, as a state of Germany, must be considered in the context of the German economy as a whole. Germany's economic system has developed since 1945 into what has come to be called the soziale Marktwirtschaft, generally understood to mean a socially-conscious market economy, combining the free initiative of the individual with social principles. The German Constitution guaranties freedom of private enterprise and private property. The state mainly has an administrative function in the market economy, setting the general framework of conditions within which market processes take place. In Germany, there is almost no state intervention in price and wage competition.

         The German economy is one of the largest in the world. Compared with its international rank as an industrialized nation, Germany is relatively poor in raw material resources. It depends largely on imports for its raw material needs. This foreign dependence is particularly significant in minerals such as copper, bauxite, manganese, titanium, rock phosphate, tungsten and tin. Germany currently imports nearly two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas, as well as all of the enriched uranium needed for nuclear energy.

         Exports and imports of goods and services contributing to the GDP (at current prices) since 1999 have developed as follows:

  Contribution of Exports and Imports of Goods and Services to GDP* in Germany


                                                       2003         2002         2001         2000         1999
                                                      ------       ------       ------       ------       ------
                                                                            (in %)
Exports/GDP..........................................  37.3         36.6         35.2         33.5         30.4
Imports/GDP..........................................  32.7         31.4         31.9         31.9         29.6



----------------
*  Date of computation of GDP:  August 2004.

Source: Own calculations, based on: Federal Central Bank, Monthly Report,
        November 2003 and November 2004, Table IX. 1.


Baden-Wurttemberg

         Baden-Wurttemberg is one of the most highly industrialized states in Germany and has one of the strongest economies of all the German states. In terms of GDP and employment, approximately one-half of Baden-Wurttemberg's economy is based on the activities of small and medium-sized commercial enterprises, many of which are involved in manufacturing and focused on technology, and the other half consists of large industry. Several well-known companies are located in Baden-Wurttemberg, such as DaimlerChrysler AG, Porsche AG, Robert Bosch GmbH, IBM Germany, Asea Brown Boveri Germany and Hewlett-Packard Germany. This strong concentration of manufacturing activity exposes the economy of Baden-Wurttemberg to a degree of cyclical pressure. In addition to manufacturing enterprises, many universities and research institutions also support the Baden-Wurttemberg economy.

         The real growth rates of Baden-Wurttemberg's and Germany's GDP (at 1995 prices) since 1999 have developed as follows:

                               Real Growth Rates*


                                                       2003         2002         2001         2000         1999
                                                      ------       ------       ------       ------       ------



                                                                                (in %)
Baden-Wurttemberg.................................... (0.2)         0.2           2.6          3.3           2.3
Germany.............................................. (0.1)         0.2           0.8          2.9           2.0


----------------
*  Date of computation:  August 2003/February 2004.

Source: State Statistical Office Baden-Wurttemberg and Federal Statistical Office, data on economy and prices, available at www.statistik.baden-wuerttemberg.de/VolkswPreise/ArbeitskreisVGR/ tab02.asp.

Gross Domestic Product

         The following table shows the GDP of Baden-Wurttemberg in comparison to the GDP of Germany for each of the years indicated:

                               Development of GDP*


                                                              2003         2002         2001         2000         1999
                                                             ------       ------       ------       ------       ------
                                                                             (in billions of EUR)
At current prices for the year indicated:
Baden-Wurttemberg's GDP................................       314.3        312.4        306.2        293.9        285.9
Germany's GDP..........................................     2,129.2      2,110.4      2,073.7      2,030.0      1,978.6
At constant 1995 prices:
Baden-Wurttemberg's GDP................................       291.2        291.8        291.1        283.7        274.8
Germany's GDP..........................................     1,987.7      1,989.7      1,986.2      1,969.5      1,914.8


----------------
*  Date of computation:  August 2003/February 2004.

Source: State Statistical Office Baden-Wurttemberg and Federal Statistical Office, data on economy and prices, available at www.statistik.baden-wuerttemberg.de/VolkswPreise/ArbeitskreisVGR/ tab01.asp and .../tab02.asp.

         The following table shows the per capita GDP of Baden-Wurttemberg in comparison to the per capita GDP of Germany for each of the years indicated:

                Per Capita GDP in Baden-Wurttemberg and Germany*



                                                             2003        2002       2001       2000      1999
                                                            ------      ------     ------     ------    ------
                                                                          (in thousands of EUR)
At current prices for the year indicated:
    Baden-Wurttemberg................................         29.4        29.4      29.0        28.0      27.4
    Germany..........................................         25.8        25.6      25.2        24.7      24.1



----------------
*  Date of computation:  August 2003/February 2004.

Source: State Statistical Office Baden-Wurttemberg and Federal Statistical Office, data on economy and prices, available at www.statistik.baden-wuerttemberg.de/VolkswPreise/ArbeitskreisVGR/ tab01.asp.

Industrial Structure

General Position of Industry

         The largest share of the gross value added to the GDP of Baden-Wurttemberg is attributable to services and other activities and to manufacturing. Commerce and transportation, like agriculture and forestry, are of less significance.

         The following table shows the gross value added in current prices to the GDP of Baden-Wurttemberg during each of the years indicated:

                     Gross Value Added in Baden-Wurttemberg*


                                                                 2003      2002     2001      2000      1999
                                                                ------    ------   ------    ------    ------
                                                                                    (in %)
Attributable to:
   Manufacturing...........................................        37.3      37.7     38.4      38.8      38.2
   Agriculture and forestry................................         0.8       0.8      0.9       1.0       1.0
   Commerce and transportation.............................        15.8      15.8     15.8      15.2      14.7
   Services and other activities...........................        46.1      45.7     44.9      45.0      46.1


----------------
*  Date of computation:  August 2003/February 2004.

Source: State Statistical Office Baden-Wurttemberg and own calculations, data on economy and prices, available at www.statistik.baden-wuerttemberg. de/VolkswPreise/Landesdaten/LRt2101.asp.

Branches of Industry

         The branches of industry with the greatest significance in Baden-Wurttemberg are the machinery, electrical engineering and automotive industries. Of somewhat less importance are the chemical industry and the textile and garment industries. Together with the metalworking industries, these six branches employ about three quarters of the persons employed in industrial enterprises in Baden-Wurttemberg.

         From a geographic perspective, Baden-Wurttemberg's industrial structure is evenly spread throughout its territory. In addition to the industrial center in the central Neckar area around Stuttgart, there are a number of other industrial centers, including Mannheim, Karlsruhe, Ulm, Heilbronn and Villingen-Schwennigen. The primarily rural, less densely-populated areas of Baden-Wurttemberg are also for the most part well supplied with industrial enterprises. The small and medium-sized (SME) component of the economy of Baden-Wurttemberg is particularly pronounced.

Tourism

         Baden-Wurttemberg has numerous bathing resorts and is one of the most significant states for spas in Germany. The city of Heidelberg, home of the oldest university in Germany, and other well known tourist destinations, such as the Black Forest and Lake Constance, attract many German and foreign tourists. Baden-Wurttemberg is one of the states with the largest amount of tourist traffic in Germany.

Prices and Wages

         Prices in Germany generally have been stable. In 2003, prices increased by 1.1%, and in 2002 by 1.4%. Since January 1, 1999, the European Central Bank
(ECB) has assumed the task of conducting the single monetary policy for the Euro-zone, having a free hand to maintain price and currency stability in the Euro-zone. Before 1999, monetary policy in Germany was conducted by the Deutsche Bundesbank, which served as a model for the ECB in respect of its independence from political influence.

         The following table shows the development of prices in Germany during each of the years indicated:

                     Cost-of-living Index for all Households
                  (changes from previous year in %, 1995 = 100)


                                                               2003       2002       2001       2000       1999
                                                              ------     ------     ------     ------     ------
Total.........................................................   1.1        1.4        2.0        1.4        0.6



  Food........................................................  (0.1)       1.0        5.1       (0.6)      (1.1)
  Other consumer goods without energy.........................   0.3        0.8        0.3       (0.3)       0.1
  Energy*.....................................................   4.0        0.3        5.7       14.0        4.0
  Services without rents......................................   1.4        2.4        2.4        1.0        0.3
  Rents.......................................................   1.2        1.4        1.2        1.2        1.1


----------------

*  Electricity, gas and fuel.

Source: Federal Central Bank, Monthly Report October 2003 und October 2004, Table IX. 7.

         The following table shows information concerning wages and salaries in industry and commerce (including construction) in Baden-Wurttemberg for each of the years indicated:

                   Wages and Salaries in Industry and Commerce


                                                                2003       2002        2001        2000       1999
                                                               ------     ------      ------      ------     ------
                                                                            (monthly averages in EUR)
Industry:
Gross weekly earnings
     Blue collar, male..................................          628        614         606         595        581
     Blue collar, female................................          461        449         441         436        423
Industry and Commerce:
Gross monthly earnings
     White collar, male.................................        3,889      3,775       3,688       3,593      3,562
     White collar, female...............................        2,677      2,587       2,516       2,441      2,387


----------------

Source: State Statistical Office Baden-Wurttemberg, data on employment, available at www.statistik.baden-wuerttemberg.de/ArbeitsmErwerb/
          Landesdaten/LRt1901.asp and .../LRt1902.asp.

Employment and Labor

         Unemployment rates reached high levels during the 1980s and 1990s, exceeding 9% from 1994 on, compared to unemployment rates in the 1970s of between 0.9% and 4.7%. These high unemployment rates were due to a variety of reasons, including competition from inexpensive foreign products, computerization of factories and offices, the reunification of Germany and the effects of a world economic recession. The unemployment rate in Baden-Wurttemberg remains consistently lower than that of Germany as a whole. In October 2004 the unemployment rate in Baden-Wurttemberg was 6.1% (in thousands:
333), compared with the unemployment rate for Germany of 10.1% (in thousands:
4,207) in the same month. Since January 1, 2004, labor market statistics no longer classify unemployed persons who take part in suitability statement measures and training measures as unemployed. Using the same criteria, the unemployment rates for the previous years would, therefore, have been lower by approximately 0.2%.

Source:  Federal Labor Office, data on employment, available at
          www.pub.arbeitsamt.de/hst/services/statistik/detail/d.html,
          Arbeitslose - nach ........Landern - Arbeitslosenquoten.

         The following table shows the amount and rate of unemployment for each of the years indicated:

                                  Unemployment


                                                                2003       2002        2001        2000        1999
                                                               ------     ------      ------      ------     ------
                                                                              (annual average)
Baden-Wurttemberg  Unemployment (in thousands).........           337        295         264         281         325
Unemployment rate (in %)...............................           6.1        5.4         4.9         5.4         6.5
Germany  ..............................................
Germany Unemployment rate (in %).......................          10.5        9.8         9.4         9.6        10.5


----------------
Source: Federal Labor Office, data on employment, Jahresberichte, Arbeitsmarkt 2001, pp. 165 and 166 and Arbeitsmarkt 2003, pp. 131 and 134, available at www.pub.arbeitsamt.de/hst/services/statistik/000100/html/ jahr/index.shtml.

         Trade unions are few but large in Germany and in Baden-Wurttemberg. The largest labor organization is the German Trade Union Federation (Deutscher Gewerkschaftsbund), which, as of August 2004, was the umbrella organization for eight individual trade unions. Trade unions enroll workers from an entire industry, regardless of the kind of work a person does (the "one union, one industry" principle). Generally, the employers of a given industry deal with only one negotiating partner on the labor side. In comparison to other countries, there are relatively few labor strikes in Germany because of certain statutory provisions that regulate labor disputes. For example, any strike must be approved by an affirmative vote of three quarters of a trade union's members.

         Unions and employers, without government intervention, enter into collective bargaining agreements called Tarifvertrage. The Tarifvertrage apply in practice to all workers in the industry concerned, whether they are unionized or not, if the employing firm is a member of the relevant association of employers, as most are. The terms of Tarifvertrage are binding on both sides. Deviations are permissible only if they benefit employees. Such deviations regarding salaries and wages are fairly frequent.

Social Legislation and Services

         Baden-Wurttemberg and its inhabitants participate in Germany's comprehensive system of social legislation and services. This system includes public health insurance, retirement and disability pensions, workmen's compensation, unemployment insurance, child welfare programs, care of the physically and mentally handicapped, allowances to orphans and single persons with dependents, and general public assistance to persons in need.

         The costs of the social insurance system are borne by the insured and their employers through social contributions (Sozialbeitrage), by direct contributions from federal, state and municipal governments, and by others. The most important part of the social insurance system--retirement pensions, health insurance, insurance for nursing care, and unemployment insurance--is funded primarily by equal contributions from employers and employees.

                       FOREIGN TRADE AND FOREIGN EXCHANGE

Foreign Trade

         The economy of Baden-Wurttemberg has a substantial connection to foreign trade. Preliminary figures show that in 2003, goods with a value of approximately EUR 661.6 billion were exported from Germany, approximately EUR
106.8 billion of which were exported from Baden-Wurttemberg. In comparison, imports to Germany for 2003 have been preliminarily valued at EUR 535.4 billion, approximately EUR 84.0 billion of which were imported to Baden-Wurttemberg. According to these figures, exports from and imports to Baden-Wurttemberg in 2003 constituted 16.1% of the exports and 15.7% of the imports, respectively, of Germany.

Source:  http://www.destatis.de/basis/d/aussh/aushtab1.php.

         The following table shows information concerning the foreign trade of Baden-Wurttemberg for each of the years indicated:

                        Baden-Wurttemberg's Foreign Trade


                                                                            2003*        2002         2001
                                                                          --------     --------     --------
                                                                                 (in millions of EUR)
Total exports.......................................................       106,840      103,762      105,615
   Machinery........................................................        23,616       24,345       25,070
   Automotive.......................................................        27,224       27,441       25,547
   Electrical products..............................................        10,131       10,800       11,499
   Chemical products................................................        10,736        9,376       12,468
   Fine mechanical and optical products.............................         6,047        6,249        6,378

Ultimate destinations of exports
Industrialized western countries....................................        83,359       80,492       82,218
   USA..............................................................        13,033       14,003       14,580
   EU countries.....................................................        55,729       51,760       52,330
      France........................................................        10,997       10,885       10,910
      Great Britain and Northern Ireland............................         7,966        7,914        7,291
      Italy.........................................................         8,548        7,818        7,786
      Austria.......................................................         5,631        5,494        5,556
   Switzerland......................................................         6,285        6,459        6,750
   Developing countries.............................................        10,349       11,186       11,919
   Countries in the process of reform(1)............................        13,100       12,013       11,411

Total imports.......................................................        83,997       77,928       81,808
   Industrialized western countries.................................        64,768       60,144       63,502
   EU countries.....................................................        43,825       39,499       42,137
   Developing countries.............................................         7,578        7,899        8,646
   Countries in the process of reform(1)............................        11,644        9,878        9,643


----------------
Source: State Statistical Office Baden-Wurttemberg,
        Aussenhandelsdatenbank, available at
        http://www.statistik.baden-wuerttemberg.de/AHDB and
        www.statistik.baden-wuerttemberg.de/HandelBeherb/Landesdaten/LRt1303.asp
        and.../LRt1304.asp and .../LRt1306.asp and www.statistik.baden-wuerttemberg.de/HandelBeherb/Landeskennzahlen.asp.

*   Preliminary figures
(1) Consists of former Eastern Bloc countries and Asian countries with state-run economies.

Foreign Exchange

         Since January 1, 1999 Germany's currency is the Euro, the common currency of the Member States of the European Union participating in the third stage of the EU's Economic and Monetary Union. The Euro is freely convertible. Currency and capital transactions may be made without approval or a license.

         The Euro-zone follows a mutual monetary policy formulated by the European Central Bank, or ECB. The ECB is a politically independent institution whose main goal is to pursue price stability free of political influence.

         The following table sets forth, for the periods indicated, average exchange rates between the Euro and the U.S. dollar, the Swiss Franc and the Japanese Yen:

                              Average Exchange Rate


                               3rd quarter    2nd quarter    1st quarter
          Currency                2004           2004           2004            2003          2002           2001
-------------------------       --------       --------       --------        --------      --------       --------
U.S. Dollar..............         1.2220         1.2046         1.2497         1.1312        0.9456         0.8956



Swiss Franc..............         1.5363         1.5374         1.5686         1.5212        1.4670         1.5105
Japanese Yen.............         134.38         132.20         133.97         130.97        118.06         108.68


----------------
Source: European Central Bank, Monthly Bulletin, November 2004, Table 8.2, page S 68.


                                 PUBLIC FINANCE

State Budget

         The state government of Baden-Wurttemberg has its own budget independent from the budget of the federal government of Germany. The state budget is drafted for one year or two consecutive years (the current budget is drafted for the years 2005 and 2006) and adopted by the Baden-Wurttemberg parliament (Landtag). The fiscal year for the state budget is the calendar year. In addition, the Minister of Finance presents in parliament a medium-term financial plan based on planning figures collected from the various state ministries. In general, a medium-term plan is drafted each year, and sets forth for the current year and the four years to come the projected expenditures that the Baden-Wurttemberg government believes will be necessary, how funds to meet those expenditures are expected to be obtained, and how the projected budgetary development will fit into the projected development of the economy as a whole. The currently applicable plan runs from 2004 to 2008. The medium-term financial plan assists the parliament in adopting the budget and provides the bases for the next budget.

         Generally, expenditures by Baden-Wurttemberg are permitted only if they are explicitly provided for in the budget. In the event that the factual basis for the budget calculation changes significantly during the fiscal year, the Ministry of Finance must draft a supplementary budget, which also must be adopted by parliament.

         The appropriations in the budget are administered by Baden-Wurttemberg ministries. This administration is under the unlimited supervision of the State Accounting Office (Landesrechnungshof) of Baden-Wurttemberg, an agency organized under public law. The State Accounting Office is strictly separated from the state administration and is responsible only to parliament.

         The following table provides a summary of Baden-Wurttemberg's revenues and expenditures for each of the years indicated:

                            Revenues and Expenditures



                                                       2004       2003         2002         2001          2000
                                                     --------   --------     --------     --------      --------
                                                                       (in billions of EUR)
Revenues (1)(2)...............................         31.6       31.4         30.5         31.9          30.6
Taxes.........................................         22.3       22.0         21.3         22.1          23.0
Other.........................................          9.3        9.4          9.2          9.9           7.6
Expenditures (1)(3)...........................         31.7       31.7         31.0         31.7          30.4


----------------
(1) Because, in 2000, Baden-Wurttemberg began to use a valuation method that employed net borrowings, rather than gross borrowings as in previous years, a comparison of the figures for 2000 to those for previous years has only limited value. Repayment expenses that were included in Revenues totaled EUR 3.5 billion in 2004, EUR 3.1 billion in 2003, EUR 3.5 billion in 2002, EUR 2.6 billion in 2001 and EUR 3.5 billion in 2000.
(2)  Includes revenues from borrowings and special financial transactions.
(3)  Includes redemption of borrowings and special financial transactions.

Source:  State Ministry of Finance, Department (Abteilung) 2, Team (Referat) 21.


         For further information concerning the budget of Baden-Wurttemberg, see "--Budget of the State of Baden-Wurttemberg."

Taxation

         The system of apportionment of the tax revenues in Germany and its states is governed by Articles 106, 106a and 107 of the German Constitution.

         Article 106 allocates customs duties and specified special taxes to the federal government and estate taxes, automobile taxes and other specified transaction taxes to the states. Article 106 further provides that revenue arising from personal income tax, corporate income tax and value added tax shall belong jointly to Germany and the individual states (Gemeinschaftsteuern). The revenue of municipalities consists principally of portions of personal income tax, payments from the states, non-personal taxes, such as real estate (Grundsteuer) and trade tax (Gewerbesteuer), and local tax on consumption and expenditures (ortliche Verbrauchs- und Aufwandsteuern). Since January 1, 1996, pursuant to Article 106a of the German Constitution, a certain amount of the federal government's revenue has been allocated to public transportation in the various states.

         Accordingly, the tax revenues of Baden-Wurttemberg include taxes that are due solely to Baden-Wurttemberg and Baden-Wurttemberg's share of the joint federal and state taxes.

         The following table sets forth the tax revenues of Baden-Wurttemberg for each of the years indicated:

                                  Tax Revenues

                                                      2004          2003          2002          2001         2000
                                                     ------        ------        ------        ------       ------
                                                                          (in millions of EUR)
Share of the Gemeinschaftsteuern and share            19,611
   of trade tax...............................                      19,387        18,669       19,342       20,369
Taxes exclusively allocated to the state......         2,694         2,610         2,634        2,721        2,618
Total.........................................        22,305        21,997        21,304       22,063       22,987


----------------
Source:  State Ministry of Finance, Department 5, Team 52.

         The following table sets forth the projected tax receipts of Baden-Wurttemberg for each of the years indicated:

                             Projected Tax Revenues


                                                     2008(1)       2007(1)      2006(1)        2005(1)
                                                     -------       -------      -------        -------
                                                                   (in millions of EUR)
Projected tax revenues (1)....................        25,100       24,060        22,960        21,880


----------------
(1) Tax Appraisal May 2004.
Source:  State Ministry of Finance, Department 5, Team 52.


Revenue Equalization

         While the German federal government and the individual German states have separate budgets and different sources of revenue enabling them to carry out their respective functions and duties, a system of revenue equalization (Finanzausgleich) is intended to ensure that each state, irrespective of its own revenues, is sufficiently funded to fulfill its constitutional functions. This system of revenue equalization has both "horizontal" and "vertical" aspects.

         So-called "horizontal" revenue equalization (Landerfinanzausgleich), provided for in Article 107 of the German Constitution, is intended to effect an appropriate financial equalization among financially weaker and stronger states. The German Constitution requires the federal legislature to ensure by federal law that states whose revenues are on the average greater than those of other states are obligated to transfer part of their tax revenues to the financially weaker states. Horizontal revenue equalization has the effect that the financial condition of an individual state, and thus its credit standing, is for the most part consistent with the average level of all states.

         Since Baden-Wurttemberg has an above-average economy in comparison with the other German states, it is considered a "stronger" state for the purpose of revenue equalization. It is therefore obligated to make regular equalization payments.

         Articles 106, 106a and 107(1) of the German Constitution provide for the allocation, adjustments and distribution of tax revenues between the federal government and the states (so called "vertical" revenue equalization). In addition, they provide for special support payments from the federal government to individual states in order to enable such states to meet financial burdens imposed by the federal government or to support financially weaker states. Furthermore, pursuant to Article 107(2) of the German Constitution, the federal statute implementing the "horizontal" revenue equalization may also provide for special support payments by the federal government to financially weaker states in order to provide supplemental coverage for their general financial needs.

         The federal government and the individual states are jointly entitled to the revenues from personal income tax, corporate income tax and value added tax. Whereas the revenues from personal and corporate income tax are shared equally by the federal government and the individual states, the revenues from the value added tax are prorated from time to time subject to the financial needs of the federal government and the several states.

         In the event of an extreme budget emergency in any state, the constitutional principle of federal solidarity requires the federal government and the other state governments to support, by appropriate constitutional means such as financial aid, such state in order to enable it to remedy its budget emergency and to fulfill its constitutional functions.

German Unity Fund

         Pursuant to the Act of June 25, 1990 implementing the treaty of May 18, 1990, between the Federal Republic of Germany and the German Democratic Republic, which laid the foundation for German unification in October 1990, the German legislature established the German Unity Fund (Fonds Deutsche Einheit) to provide financial support to the new German states. The federal government is liable for the repayment of principal of and interest on the borrowings of the German Unity Fund. (Source: Bundesgesetzblatt (BGBl) II 1990, pp. 518 seq.)

         Until December 31, 2004, for the payment of interest on such securities and borrowings, the German Unity Fund receives contributions from the federal budget in the amount of 10% of the total borrowings outstanding at the end of the preceding year. The 11 original German states must reimburse the federal government for 50% of such contributions. In addition, beginning in 1995, the 11 original German states were each obligated to provide for an additional payment in the amount of EUR 1.1 billion annually to the central government. The five new German states are exempt from any payments. Because of low market interest rates, the total regular annual payments were reduced from 10% in 1998 to 6.8% in 2004.

         The following table sets forth the incurred and projected payments of Baden-Wurttemberg with respect to the German Unity Fund for each of the years indicated:

                     German Unity Fund Repayment Obligations


                                                            2004         2003        2002        2001         2000
                                                           ------       ------      ------      ------       ------
                                                                             (in millions of EUR)
Baden-Wurttemberg payments..........................          344         379          389         461          500
Payments of all obligated German states.............        2,071       2,208        2,185       2,570        2,725


----------------

Source:  State Ministry of Finance, Department 5, Team 52.


                                   PUBLIC DEBT

Summary of Debt

         At December 31, 2004, Baden-Wurttemberg's total outstanding direct debt amounted to EUR 37.6 billion. In 2004, Baden-Wurttemberg spent 8.4% of its tax revenues on interest payments.

         The following table sets forth the total principal amount of direct debt of Baden-Wurttemberg outstanding at December 31 of each of the years indicated:


                                                    2004(3)     2003(3)     2002(3)     2001(3)      2000(2)
                                                    -------     -------     -------     -------      -------
                                                                     (in millions of EUR)
Direct debt(1)..................................    37,554      35,676       33,378      31,897      29,506


----------------
(1) Does not include public sector debt.
(2) Includes borrowing for the purchase of a silent participation in LBBW for an amount of EUR 302.9 million.
(3) Includes borrowing for the purchases of silent participations in LBBW for a total amount of EUR 1,312.6 million (EUR 302.9 million in 2000 and EUR 1,009.7 million in 2001).


Source:  State Ministry of Finance, Department 2, Team 26.


         In addition to its own direct debt obligations, at December 31, 2004, Baden-Wurttemberg had liabilities to the public sector and others in the amount of approximately EUR 1.6 billion. Furthermore, Baden-Wurttemberg guarantied the payment of the principal of and interest on certain obligations of various public and private enterprises.

         The following table sets forth the aggregate principal amount of such debt guarantied by Baden-Wurttemberg outstanding at December 31 of each of the years indicated:


                                                      2004        2003        2002        2001       2000
                                                    -------     -------     -------     -------    -------
                                                                     (in millions of EUR)
Guarantied Debt(1)......................            10,870      10,895      10,720      10,437     10,396


----------------
(1) Does not include obligations under existing support mechanisms, such as maintenance obligation (Anstaltslast), explicit guaranty or guaranty obligation (Gewahrtragerhaftung) with respect to liabilities of certain state-owned entities organized under public law.


Source:  State Ministry of Finance, Department 5, Team 54.


         In the period from 1952 to 2003, the long-term average default rate for the aggregate guarantied debt amounted to 0.91%. The aggregate guarantied debt contains guarantied debt for economic development programs, the long-term average default rate of which amounted to 7.33%.

         For more detailed information regarding Baden-Wurttemberg's debt and guaranties, see the tables in "Debt Record."

Debt Service

         The following table sets forth the projected debt service requirements for each of the years indicated in respect of all of the direct debt of Baden-Wurttemberg outstanding at December 31 of each of the years indicated:


                                                      2008        2007        2006        2005       2004
                                                    -------     -------     -------     -------    -------
                                                                     (in millions of EUR)
Debt Service Requirements...............            8,473       7,847       7,516       7,172      5,556


----------------
Source:  State Ministry of Finance, Department 2, Team 26.

                                   DEBT RECORD

         Since its formation in 1952, Baden-Wurttemberg has always paid promptly when due the full amount of the principal of and interest on its indebtedness.

           Direct Debt of Baden-Wurttemberg as of December 31, 2003(1)



                                                                                                         Principal
                                                     Interest rate       Date of                          Amount
                       Debt                               (%)             issue          Maturity       Outstanding
-----------------------------------------------      --------------     ---------       -----------  -----------------
                                                                          (in millions of EUR)
Bonds and Government bonds
(1.)  6.20% of 1993............................              6.20            1993            2013            255.6
(2.)  6.50% of 1993............................              6.50            1993            2024             43.5
(3.)  6.50% of 1995............................              6.50            1995            2005            255.6
(4.)  6.00% of 1996............................              6.00            1996            2006            255.6
(5.)  6.50% of 1996............................              6.50            1996            2006            255.6
(6.)  6.50% of 1996............................              6.50            1996            2006            255.6
(7.)  6.25/7.75% of 1996.......................         6.25/7.75            1996            2026            127.8
(8.)  6.125% of 1996...........................             6.125            1996            2006            306.8
(9.)  6.00/7.625% of 1996......................        6.00/7.625            1996            2027            153.4
(10.)  6.75% of 1996...........................              6.75            1996            2026             51.1
(11.)  5.75% of 1998...........................              5.75            1998            2028            511.3
(12.)  4.75% of 1998...........................              4.75            1998            2008            383.5
(13.)  5.50% of 2000...........................              5.50            2000            2008             50.0
(14.)  6.90% of 2000 (HKD500 million)(2).......              6.90            2000            2005             75.0
(15.)  2.03% of 2001 (JPY3.0 billion)(3).......              2.03            2001            2016             27.3
(16.) 3-M-GBPLibor-0.205% of 2002                         3-M-GBP
   (100 Mio.GBP)(4)............................       Libor-0.205%           2002            2005            161.3
(17.)  4.50% of 2002...........................              4.50            2002            2005            750.0
(18.)  4.75% of 2002...........................              4.75            2002            2008            500.0
(19.)  4.78% of 2002...........................              4.78            2002            2008            100.0
(20.)  2.75% of 2002 (600 Mio CHF)(5)..........              2.75            2002            2007            408.9
(21.)  3.25% of 2003...........................              3.25            2003            2008          1,500.0
(22.)  3.50% of 2003...........................              3.50            2003            2010            750.0
(23.) 3.38% of 2004............................              3,38            2004            2009          1,250.0
Total bonds and government bonds...............                                                         8,678.1(6)
Other borrowings(7)............................                                                        28,875.6(6)
                                                                                                     -----------------
Baden-Wurttemberg's total direct
   debt(1).....................................                                                        37,553.6(6)
                                                                                                     =================


----------------
(1)  Does not include liabilities to the public sector.
(2) This debt is carried at a value of EUR 75 million, which expresses a notional Euro/Hong Kong dollar exchange rate of EUR 1.00 = HKD 6.66667.
(3) This debt is carried at a value of EUR 27.3 million, which expresses a notional Euro/Japanese yen exchange rate of EUR 1.00 = JPY109.89011.
(4) This debt is carried at a value of EUR 161.3 million, which expresses a notional Euro/pound Sterling exchange rate of EUR 1.00 = GBP0.61996.
(5) This debt is carried at a value of EUR 408.9 million, which expresses a notional Euro/Swiss Francs exchange rate of EUR 1.00 = CHF1.46735.
(6)  The total shown here is the rounded exact amount.
(7) Medium- and long-term loans evidenced by promissory notes placed with investors (Schuldscheindarlehen) and credit line agreements with a remaining term of up to approximately 35 years (2038). The following table presents a maturity break down of these borrowings:

                                                   Outstanding
                                                    Principal
                         Maturity                     Amount
                 --------------------          ------------------
                                                 (in millions of
                                                       EUR)
                  2005...............                3,836.2
                  2006...............                2,834.3
                  2007...............                4,030.1
                  2008...............                2,455.8
                  2009                               1,704.0
                  >2009..............               14,015.2
                  Total..............               28,875.6
                                                    ========



Source:  State Ministry of Finance, Department 2, Team 26.

      Internal Guarantied Debt as of December 31, 2004, 2003, 2002 and 2001


                                                                2004           2003            2002            2001
                                                              --------       --------        --------        --------
                                                                        (in millions
                                                                          of EUR)
1.   Suretyships(1)
   (a)  Economic development........................              50.3           50.3            42.4            46.6
   (b)  Housing.....................................             204.1          204.1           204.1           204.1
   (c)  Public Enterprises..........................          10,117.6       10,143.2         9,990.0         9,705.4
   (d) Charitable and educational institutions and
        other purposes..............................              10.9           10.9            10.9            10.9
2.   Guaranties(2) and other credit support
   (a)  Economic development........................              10.2           10.2            15.3            15.3
   (b)  Contingent liabilities under the Nuclear
        Energy Law (Atomgesetz).....................              52.3           52.4            52.3            50.3
   (c)  Other.......................................               6.1            6.1             6.1             6.1
3.   Suretyships for Sureties(3) and Guaranties for
     Guarantors(4) for the benefit of
     Burgschaftsbank Baden-Wurttemberg GmbH                      418.1          418.1           398.4           398.4
Total(5)............................................          10,869.6       10,895.3        10,719.5        10,437.1
     ==                                                       ========       ========        ========        ========


----------------
(1) Surety (Burgschaft) by the State for the performance of the obligations of another (Administrative Rule No. 1 to Section 39 of the Budgeting Principles Act of Baden-Wurttemberg (Landeshaushaltsordnung) in connection with Sections 765 et seq. of the German Civil Code (Burgerliches Gesetzbuch -- BGB)).
(2) Agreements, independent of the underlying agreement, by which the state secures a monetary interest of the recipient of the guaranty by agreeing to assume the responsibility for the occurrence of a specific event, in particular to assume, in whole or in part, the risk of a future contingent loss (Administration Rule No. 2 to Section 39 of the Budgeting Principles Act of Baden-Wurttemberg).
(3) A suretyship for a surety (Ruckburgschaft) is a suretyship within the meaning of Sections 765 et seq. BGB that is given by the State in favor of a surety by which the State promises to reimburse the surety, in whole or in part, for payments made by the surety under his suretyship.
(4) A guaranty for a guarantor (Ruckgarantie) is a guaranty, being an agreement independent of the underlying agreement, that is given by the State in favor of a guarantor by which the State promises to reimburse the guarantor, in whole or in part, for payments made by the guarantor under his guaranty.
(5) In addition to the contingent liabilities arising from Burgschaften, Garantien, and other warranties shown in the table above, Baden-Wurttemberg is currently liable under existing support mechanisms, such as maintenance obligation (Anstaltslast), explicit guaranty or guaranty obligation (Gewahrtragerhaftung) with respect to liabilities of certain state-owned entities organized under public law.

Source:  State Ministry of Finance Baden-Wurttemberg, Department 5, Team 54.

                    BUDGET OF THE STATE OF BADEN-WURTTEMBERG

         The following table sets forth the revenues and expenditures of Baden-Wurttemberg for the years indicated.

     Revenues and Expenditures for the fiscal years ended December 31, 2004, 2003, 2002, and 2001


                                      Year ended                   Year ended                  Year ended                 Year ended
                                       December                   December 31,                  December                   December
                                       31, 2004      Change(1)         2003        Change(1)     31, 2002     Change(1)    31, 2001
                                     ------------    ---------    -------------    ---------   -------------  ---------  -----------
                                     (in billions     (in %)      (in billions      (in %)     (in billions    (in %)   (in billions
                                       of EUR)                       of EUR)                       of EUR)                 of EUR)
I.   Revenue
     1.  Taxes                           22.3            1.4            22.0           3.3          21.3        (3.4)        22.1
     2.  Net borrowing(2)                 2.0            0.0             2.0           9.4           1.9       (17.4)         2.3
     3.  Miscellaneous revenues           7.2           (2.2)            7.4           1.0           7.3        (3.0)         7.6
     4.  Total                           31.6            0.5            31.4           3.1          30.5        (4.3)        31.9
                                     ------------    ---------    -------------    ---------   -------------  ---------  -----------
II.  Expenditures
     1.  Public servants                 13.1            2.1            12.8           0.5          12.7         3.5         12.3
     2.  Investments(3)                   2.6          (10.8)            2.9          (5.3)          3.1       (25.1)         4.1
     3.  Interest payments                1.9            3.2             1.8           8.0           1.7         4.8          1.6
     4.  Principal payments               0.1           30.9             0.1           2.0           0.1        68.9          0.0
     5. Payments for horizontal
     revenue equalization(4)              2.1           14.2             1.9           2.6           1.8       (21.3)         2.3
     6.  Miscellaneous expenditures      11.5           (6.2)           12.3           5.7          11.6         2.7         11.3
     7.  Total                           31.7           (0.1)           31.7           2.4          31.0        (2.2)        31.7
III. Adjusted total expenditures(5)      31.3            0.7            31.0           0.9          30.8        (2.5)        31.6
                                     ------------    ---------    -------------    ---------   -------------  ---------  -----------


----------------
(1)  Percentage changes are calculated on the basis of unrounded figures.
(2) In the capital markets. Net borrowings include borrowings to finance the purchases of silent participations in LBBW for an amount of EUR 1,009.7 million in 2001.
(3) Investments include the purchases of silent participations in LBBW for an amount of EUR 1,009.7 million in 2001.
(4)  Actual payments, not payment obligations, for the year indicated.
(5) Formal budget volume minus retirement of debt in the capital markets and special financing procedures.

Source:  State Ministry of Finance, Department 2, Team 21.

Projected Total Indebtedness

         The following table sets forth projected total indebtedness of Baden-Wurttemberg as formulated in the State's most recent medium term plan drafted in 2004:



                                                                    2005         2006          2007         2008
                                                                   ------       ------        ------       ------
                                                                                (in millions of EUR)
Projected total indebtedness incurred.......................        1,990        1,990           1,7        1,500


----------------
Source:  State Ministry of Finance, Department 2, Team 21.

                       DESCRIPTION OF THE DEBT SECURITIES

         The following is a brief summary of the terms and conditions of the Debt Securities to be issued by L-Bank in distinct series from time to time, and an agency agreement dated March 22, 2005, among L-Bank, Deutsche Bank Aktiengesellschaft and Deutsche Bank Trust Company Americas, pursuant to which the Debt Securities will be issued (the "Agency Agreement"). Copies of the Agency Agreement and the forms of the Debt Securities are filed as exhibits to the Registration Statement of which this prospectus is a part. This summary does not purport to be complete and is qualified in its entirety by reference to such exhibits. The particular terms of each issue of Debt Securities will be described in the prospectus supplement relating to such Debt Securities. Matters presented in this summary may be varied if so specified in a prospectus supplement.

General

         The prospectus supplement that relates to your Debt Securities will specify the following terms:

         o    the title of the Debt Securities;

         o whether the Debt Securities will be Senior Debt Securities or Subordinated Debt Securities;

         o    the price or prices at which we will issue the Debt Securities;

         o the aggregate principal amount, and any limitation of that amount, of the Debt Securities;

         o the currency in which the Debt Securities will be denominated and the denominations in which we may issue the Debt Securities;

         o the maturity date or dates of the Debt Securities, on which we must repay principal;

         o the currency or currencies and in which we may pay principal and interest;

         o the interest rate, if any, which the Debt Securities will bear and, if variable, the method by which the interest rate will be determined;

         o the date from which interest will accrue, and the dates on which we must pay interest, and the record dates for payment of interest;

         o whether any amount payable on the Debt Securities will be determined based on an index, price or formula, and how any such amount will be determined;

         o    where and how we will pay principal and interest;

         o whether and in what circumstances the Debt Securities may be redeemed before maturity;

         o whether the Debt Securities may be issued in fully registered form, in bearer form with interest coupons, or both and any restrictions on the exchange of one form for the other;

         o in the case of bearer Debt Securities, any applicable United States tax restrictions;

         o whether any part or all of the Debt Securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated (physical) Debt Securities; and

          o    any other terms of the Debt Securities.

         If applicable, the prospectus supplement that relates to your Debt Securities will describe whether and in what circumstances they will be exchangeable for other Debt Securities. The prospectus supplement that relates to your Debt Securities will also describe any special United States federal income tax or other considerations applicable to your Debt Securities.

         There will be a registrar and principal paying agent or a principal paying agent, as applicable, generally referred to as "Agents", for us in connection with each series of Debt Securities. The duties of the Agents are governed by the Agency Agreement and the particular terms of each issue of Debt Securities. The Agents may resign from their office and we may replace any Agent, which is our agent. The Agents are not trustees for the holders of Debt Securities, nor do they have trustees' responsibilities or duties to act for them. So long as no conflict or interest arises, the Agents may engage or be interested in any financial or other transaction with us.

         The Debt Securities will not be insured by the FDIC (Federal Deposit Insurance Corporation).

Rank of Securities

         The applicable Pricing Supplement will specify whether the Debt Securities will be Senior Debt Securities or Subordinated Debt Securities.

Senior Debt Securities

         The Senior Debt Securities will constitute our unsecured and unsubordinated obligations, and will rank pari passu in priority of payment and in all other respects without any preference among themselves (whether by reason of priority of date of issue or otherwise) and pari passu with all our other unsecured and unsubordinated obligations that have not been accorded by law preferential rights.

Subordinated Debt Securities

         The Subordinated Debt Securities will constitute our unsecured obligations, and will rank pari passu in priority of payment and in all other respects without any preference among themselves (whether by reason of priority of date of issue or otherwise) and pari passu with all our other unsecured subordinated obligations that have not been accorded by law preferential rights. The Subordinated Debt Securities will be subordinate and junior in right of payment, in the events and to the extent and in the manner provided in the Subordinated Debt Security, to all our other obligations except those which by their terms rank pari passu with or junior to the Subordinated Debt Securities.

         Subordination. Our obligations to pay the principal amount of the Subordinated Debt Securities will be our subordinated obligations, which means that, in the event of insolvency proceedings over our assets or our liquidation, our obligations under the Subordinated Debt Securities will be subordinated to the claims of all our unsubordinated creditors so that in any such event no amounts will be payable under the Subordinated Debt Securities until the claims of all our unsubordinated creditors have been satisfied in full.

         Pursuant to a Baden-Wurttemberg statute adopted in accordance with German federal law, bankruptcy or insolvency proceedings cannot be instituted by or against us. In the case of a change in our ownership or liquidation or an amendment to the L-Bank Act, our obligation to pay liabilities incurred prior to such event, including our obligations to the holders of the Subordinated Debt Securities, would continue to be supported by Baden-Wurttemberg's Guaranty Obligation. See "L-Bank--General--Responsibility of Baden-Wurttemberg."

         We intend that the proceeds of the Subordinated Debt Securities of any series qualify as Supplementary Capital under German capital adequacy rules implementing pertinent EU capital adequacy regulations described above in "L-Bank--Regulation and Supervision of L-Bank in Germany--Capital Adequacy Requirements." Certain provisions in the Subordinated Debt Securities relate to such capital treatment as set forth in the German Banking Act. Such provisions include, without limitation:

              (i) the subordination in right of payment under the Subordinated Debt Securities described above in "Subordination";

              (ii) the requirement that Subordinated Debt has been made available to us for a period of at least 5 years;

              (iii) a prohibition of any amendment to the Subordinated Debt Securities to shorten the term thereof, to shorten any applicable notice period or to change, modify or restrict the subordination provisions thereof, in each case irrespective of any consent of the holders thereof;

              (iv) a waiver by the holders of the Subordinated Debt Securities of any and all rights they may have to set off claims under the Subordinated Debt Securities against any claims they may have against us;

              (v) a reference to German law that may require that, in the event that we redeem or repay the Subordinated Debt Securities other than in accordance with the terms provided therein, the holders of such Subordinated Debt Securities, notwithstanding any agreements to the contrary, pay to us any amounts received by them from us or any Agent in such redemption or repayment, unless, at the time of such redemption or repayment, we shall have replaced the Liable Capital created by such Subordinated Debt Securities with capital of equal or higher status under the capital adequacy rules applicable to us or the German Federal Supervisory Authority for Financial Services (Bundesanstalt fur Finanzdienstleistungsaufsicht) has consented to such redemption or repurchase;

              (vi) except to the extent permitted by applicable law, an express prohibition on us, directly or indirectly, acquiring for our own account any of the Subordinated Debt Securities, financing the acquisition for the account of any other person of any of the Subordinated Debt Securities or accepting a lien, security interest or other encumbrance on any of the Subordinated Debt Securities to secure any obligation owed to us; and

              (vii) except to the extent permitted without impairing the qualification of the proceeds of the initial sale of the Subordinated Debt Securities as our Tier 2 Capital pursuant to German capital adequacy law and regulations, an express prohibition on the direct or indirect provision by us or any third party of security for our obligations under Subordinated Debt Securities.


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


Taxes

         Unless otherwise specified in the applicable prospectus supplement, all payments by us in respect of the Debt Securities shall be made without deduction or withholding of taxes or other duties, unless such deduction or withholding is required by law. In the event of such deduction or withholding, we will not be required to pay any additional amounts in respect of the Debt Securities.

No Termination for Default

         Unless otherwise specified in the applicable prospectus supplement, the Debt Securities will not provide for any defaults or events of defaults entitling the holders thereof to demand immediate redemption of the Debt Securities.

Clearing and Settlement

         Provisions relating to the clearing and settlement of the Debt Securities will be described in the applicable prospectus supplement.

Substitution of L-Bank

         We may at any time substitute for us any other company as principal debtor in respect of the Debt Securities. Any such substitution will not require the consent of holders of the Debt Securities, but we will be required to guaranty the obligations of the substitute obligor under the Debt Securities. No substitution may occur if such substitution would result in the loss for holders of Debt Securities of the benefit of the guaranty obligation, the maintenance obligation and the explicit guaranty of Baden Wurttemberg, and unless the substitute obligor is in a position to fulfill all payment obligations under the Debt Securities without being required to withhold tax at source in an amount which exceeds at the time of effectiveness of such substitution the relevant amounts levied by withholding or deduction in the place of our domicile or tax residence.

         It is possible that a substitution of another company as principal debtor in respect of the Debt Securities will result in the recognition of gain or loss for United States federal income tax or German tax purposes by the holders of the Debt Securities of that series and possibly other adverse tax consequences to those holders. Neither the issuer nor the substitute obligor will be required to indemnify the holders of Debt Securities against any tax imposed on a holder of Debt Securities in respect of such substitution. Holders should consult their own tax advisors regarding the tax consequences of such a substitution. See "--Taxation--Federal Republic of Germany Taxation" and "--Taxation--United States Federal Income Taxation."

Additional Debt Securities

         We reserve the right, from time to time without the consent of the Debt Securities holders of the Debt Securities, to issue additional Debt Securities, on terms identical in all respects to those set forth in the terms and conditions of the Debt Securities (except as to the date from which interest shall accrue), so that such additional Debt Securities shall be consolidated with, form a single issue with and increase the aggregate principal amount of, the Debt Securities. The term "Debt Securities" shall, in the event of such increase, also include such additional issued Debt Securities.

Governing Law; Jurisdiction

         Governing law. The Agency Agreement is and the Debt Securities as well as our rights and duties and those of the holders of the Debt Securities will be governed by and will be construed in accordance with the laws of the Federal Republic of Germany.

         Jurisdiction. The courts in Frankfurt am Main, Germany have jurisdiction for any action or other legal proceedings ("Proceedings") arising out of or in connection with the Notes. The jurisdiction of such courts is exclusive according to Section 38 of the German Code of Civil Procedure (Zivilprozessordnung) for proceedings solely involving merchants (Kaufleute), legal persons under public law (juristische Personen des offentlichen Rechts), special funds under public law (offentlich-rechtliche Sondervermogen) or persons not subject to the general jurisdiction of the courts of Germany (Personen ohne allgemeinen Gerichtsstand), otherwise it is nonexclusive.

                            CURRENCY CONVERSION RATES

         The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Euros and U.S. dollars based on the noon buying rates in The City of New York for cable transfers in Euros, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rates" and each a "Noon Buying Rate"):

                                            Period End(1)        Average(1)(2)
                                          -----------------    -----------------
                                                     ($ per EUR 1.00)
            2001......................        0.8901               0.8952
            2002......................        1.0485               0.9454
            2003......................        1.2597               1.1315
            2004......................        1.3538               1.2438
            2005 (through March 18)...        1.3311               1.3211

----------------
(1) The Noon Buying Rates at each period end and with respect to the average for each period differed from the exchange rates used in the preparation of the our financial statements. Source:
     http://www.federalreserve.gov/releases/g5a/,
     http://www.federalreserve.gov/releases/G5/ and
     http://www.federalreserve.gov/releases/h10/Hist/dat00_eu.txt.

(2) The average of the Noon Buying Rates on the last business day of each month during the relevant period.


                               Monthly Average Exchange Rates
                                  Euro to U.S. Dollar (1)
            2004        January........................   1.2638
                        February.......................   1.2640
                        March..........................   1.2261
                        April..........................   1.1989
                        May............................   1.2000
                        June...........................   1.2146
                        July...........................   1.2266
                        August.........................   1.2191
                        September......................   1.2224
                        October........................   1.2507
                        November.......................   1.2997
                        December.......................   1.3406
            2005        January........................   1.3123
                        February.......................   1.3013



----------------
(1) Source: Federal Reserve Bank of New York, Federal Reserve Statistical Release, Foreign Exchange Rates (monthly), http://www.federalreserve.gov/releases/G5/

         On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain (the "participating states") commenced a new stage of economic and monetary union and introduced a single currency, the Euro, in substitution for their prior currencies. Greece adopted the Euro as its legal currency effective January 1, 2001. Bills and coins in Euros were circulated for the first time on January 1, 2002. On March 18, 2005, the Noon Buying Rate between the Euro and U.S. dollar was EUR 1.00 = U.S.$ 1.3311.

         The conversion rates between the former currencies of each participating state and the Euro were fixed irrevocably by the Council of the European Union on December 31, 1998. The prior currency of Germany, the Deutsche Mark or DM, had a fixed value relative to the Euro of EUR 1.00 = DM 1.95583. Information for periods prior to January 1, 1999 contained in certain sections of this Offering Circular was originally prepared in Deutsche Mark. In these sections, the Euro amounts for these periods have been calculated on the basis of the official fixed conversion rate of EUR 1.00 = DM 1.95583. The use of this conversion rate for periods prior to January 1, 1999 does not take into account the value of the Deutsche Mark before January 1, 1999, which may have been different than on that date.

         No representation is made that the Deutsche Mark, Euro or U.S. dollar amounts referred to herein could have been or could be converted into Deutsche Mark, Euro or U.S. dollars, as the case may be, at any particular rate.

         There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic of Germany must report to the Federal Central Bank (Deutsche Bundesbank), subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic of Germany if such payment exceeds EUR 12,500 (or the equivalent in a foreign currency).

                                    TAXATION

                      UNITED STATES FEDERAL INCOME TAXATION

         The following summary of the material United States federal income tax consequences of the purchase, ownership and disposition of Debt Securities to U.S. Holders (as defined below) is based upon U.S. laws (including the Internal Revenue Code of 1986, as amended (the "Code")), regulations, rulings, judicial decisions and administrative pronouncements, currently in effect, all of which are subject to change or changes in interpretation, possibly on a retroactive basis. It deals only with Debt Securities that are purchased at their original issue price (as defined below) and held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding Debt Securities as a straddle, hedging or conversion transaction, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock, persons whose functional currency is not the U.S. dollar or holders other than original purchasers.

         Prospective purchasers of Debt Securities should consult the relevant prospectus supplement for any additional or modified disclosure of tax consequences that may be relevant to that particular issue of Debt Securities and are urged to consult their own tax advisors in determining the United States, German and any other tax consequences to them of the purchase, ownership and disposition of Debt Securities.

         As used herein, the term "U.S. Holder" means a beneficial owner of a Debt Security that is for United States federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to United States federal income taxation regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. If a partnership holds Debt Securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds Debt Securities is urged to consult its own tax advisor regarding the specific tax consequences of the purchase, ownership and disposition of the Debt Securities.

         For purposes of this summary, a "Foreign Currency Debt Security" means a Debt Security on which all payments which a U.S. Holder is entitled to receive are denominated in or determined by reference to the value of a single Foreign Currency, as defined below.

Debt Securities Denominated in U.S. dollars

         Payments of Interest. Payments of qualified stated interest (as defined below) on a Debt Security generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received in accordance with the U.S. Holder's regular method of tax accounting.

         The interest income received by a U.S. Holder generally will be income from sources outside the United States, and with certain exceptions, will be treated separately, together with other items of "passive" income, or in certain cases, "financial services" income, for purposes of calculating any foreign tax credit allowable under U.S. federal income tax laws. Under recently enacted legislation, for taxable years beginning after December 31, 2006, interest income generally will constitute "passive category" income or, in the case of certain U.S. Holders, "general category" income, for foreign tax credit purposes.

         Original Issue Discount. The following summary is a general discussion of the U.S. federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Debt Securities issued with original issue discount ("Discount Debt Securities") (other than Short-Term Debt Securites, which are discussed below) under applicable Treasury regulations (the "OID Regulations") issued by the U.S. Treasury and the Internal Revenue Service ("IRS"). Additional rules applicable to Discount Debt Securities that are denominated in or determined by reference to a currency other than the U.S. dollar are described under "Foreign Currency Debt Securities" below. Notice will be given in the applicable prospectus supplement when the Issuer determines that a particular Debt Security will be a Discount Debt Security.

         For United States federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a Debt Security over its issue price, if such excess equals or exceeds a de minimis amount (generally 0.25% of the Debt Security's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date or, in the case of a Debt Security providing for the payment of any amount other than qualified stated interest (as defined below) prior to maturity, multiplied by the weighted average maturity of such Debt Security). The issue price of each Debt Security in an issue of Debt Securities equals the first price at which a substantial amount of such Debt Securities has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The stated redemption price at maturity of a Debt Security is the sum of all payments provided by the Debt Security other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate (or a variable rate, in certain circumstances described below under "--Variable Debt Securities"). In addition, under the OID Regulations, if a Debt Security bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Debt Security (e.g., Debt Securities with teaser rates or interest holidays), and if the greater of either the resulting foregone interest on such Debt Security or any "true" discount on such Debt Security (i.e., the excess of the Debt Security's stated principal amount over its issue price) equals or exceeds a specified de minimis amount, then the stated interest on the Debt Security would be treated as original issue discount rather than qualified stated interest.

         Payments of qualified stated interest on a Debt Security are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received in accordance with the U.S. Holder's regular method of tax accounting. A U.S. Holder of a Discount Debt Security must include original issue discount in income as ordinary income for United States federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of a Discount Debt Security is the sum of the daily portions of original issue discount with respect to such Discount Debt Security for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder held the Discount Debt Security. The daily portion of original issue discount on any Discount Debt Security is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An accrual period may be of any length and the accrual periods may vary in length over the term of the Discount Debt Security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first day or final day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Discount Debt Security's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The adjusted issue price of a Discount Debt Security at the beginning of any accrual period is the sum of the issue price of the Discount Debt Security plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Discount Debt Security that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in taxable income increasingly greater amounts of original issue discount in successive accrual periods.

         Variable Debt Securities. Under the OID Regulations, "Variable Debt Securities" are subject to special rules whereby a Variable Debt Security will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the Variable Debt Security by more than an amount equal to the lesser of (x) 0.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date or (y) 15% of the total noncontingent principal payments and (b) it provides for stated interest, paid or compounded at least annually, at current values of (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

         A current value of a rate is the value of the rate on any date that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day. A "qualified floating rate" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Debt Security is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than ..65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Debt Security (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Debt Security's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap), a minimum numerical limitation (i.e., a floor) or a restriction on the amount of increase or decrease in the stated interest (i.e., a governor) may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless such restrictions are fixed throughout the term of the Debt Security or are reasonably expected not to affect the yield on the Debt Security significantly. An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). An objective rate is a "qualified inverse floating rate" if the rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The OID Regulations also provide that if a Variable Debt Security provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the Variable Debt Security's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

         If a Variable Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a variable rate debt instrument under the OID Regulations and if the interest on such Debt Security is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on such Debt Security will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a variable rate debt instrument under the OID Regulations will generally not be treated as having been issued with original issue discount unless the Variable Debt Security is issued at a "true" discount (i.e., at a price below the Debt Security's stated principal amount) in excess of a specified de minimis amount. The amount of qualified stated interest and the amount of original issue discount, if any, that accrues during an accrual period on such a Variable Debt Security is determined under the rules applicable to fixed rate debt instruments by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Debt Security. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

         In general, any other Variable Debt Security that qualifies as a variable rate debt instrument will be converted into an equivalent fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the Variable Debt Security. The OID Regulations generally require that such a Variable Debt Security be converted into an equivalent fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Debt Security with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Debt Security's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Debt Security is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Debt Security. In the case of a Variable Debt Security that qualifies as a variable rate debt instrument and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Debt Security provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Debt Security as of the Variable Debt Security's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Debt Security is then converted into an equivalent fixed rate debt instrument in the manner described above.

         Once the Variable Debt Security is converted into an equivalent fixed rate debt instrument pursuant to the foregoing rules, the amount of original issue discount and qualified stated interest, if any, are determined for the equivalent fixed rate debt instrument by applying the general original issue discount rules to the equivalent fixed rate debt instrument and a U.S. Holder of the Variable Debt Security will account for such original issue discount and qualified stated interest as if the U.S. Holder held the equivalent fixed rate debt instrument. In each accrual period appropriate adjustments will be made to the amount of qualified stated interest or original issue discount assumed to have been accrued or paid with respect to the equivalent fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Variable Debt Security during the accrual period.

         If a Variable Debt Security does not qualify as a variable rate debt instrument under the OID Regulations, then the Variable Debt Security would be treated as a contingent payment debt obligation under applicable Treasury regulations (the "CPDI Regulations"). The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, retirement or other disposition of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The United States federal income tax treatment of any Variable Debt Securities that are treated as contingent payment debt obligations will be more fully described in the applicable prospectus supplement. Persons considering the purchase of Variable Debt Securities should carefully examine the applicable prospectus supplement and should consult their tax advisors regarding the tax consequences of holding and disposing of Variable Debt Securities.

         Sale or other Disposition of a Debt Security. Except as discussed elsewhere in this summary, upon the sale, retirement or other disposition of a Debt Security, a U.S. Holder generally will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale, retirement or other disposition (other than amounts attributable to accrued and unpaid interest, including accrued original issue discount, that a Holder has not already included in gross income, which will be taxable as ordinary interest income) and such U.S. Holder's adjusted tax basis in the Debt Security. A U.S. Holder's adjusted tax basis in a Debt Security generally will equal such U.S. Holder's initial investment in the Debt Security increased by any original issue discount included in income and decreased by any payment on the Debt Security other than a payment of qualified stated interest. Any gain or loss recognized on a sale, retirement or other disposition of a Debt Security, other than amounts attributable to interest, generally will be treated as U.S. source gain or loss and generally will be long-term capital gain or loss if the Debt Security was held for more than one year. In the case of a U.S. Holder who is an individual, capital gains, if any, generally will be subject to U.S. federal income taxation at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitations.

Optional Redemption

         Certain of the Debt Securities may be redeemable at our option prior to their stated maturity and/or may be repayable at the option of the holder prior to their stated maturity. Debt Securities containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase Debt Securities with such features should carefully examine the applicable prospectus supplement and should consult their own tax advisors, since the tax consequences with respect to original issue discount will depend, in part, on the particular terms and features of the purchased Debt Securities.

Election to Treat All Interest as Original Issue Discount

         A. U.S. Holder generally may elect to include in income all interest (including stated interest, original issue discount, de minimis original issue discount and unstated interest) that accrues on a Debt Security by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions. The election may not be revoked without the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the advisability of making this election.


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Short-Term Debt Securities

         Debt Securities that have a fixed maturity of one year or less ("Short-Term Debt Securities") generally will be treated as having been issued with original issue discount in an amount equal to the excess of the sum of the total principal and the interest payments on the Debt Security over its issue price. Except as noted below, an individual and certain other cash method U.S. Holders generally are not required to include accrued original issue discount on Short-Term Debt Securities in their income currently. However, such Holders may be required to include any stated interest in income when the interest is received if such receipt occurs prior to maturity. Any gain realized by such U.S. Holders on the sale, exchange or maturity of Short-Term Debt Securities generally will be ordinary income to the extent of the original issue discount accrued through the date of the sale, retirement or other disposition. In addition, a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocable to the Short-Term Debt Security may be required to be deferred until the Debt Security matures. Notwithstanding the foregoing, a cash method U.S. Holder of a Short-Term Debt Security may elect to accrue original issue discount on a current basis (in which case the limitation on the deductibility of interest described above will not apply). U.S. Holders who report income for United States federal income tax purposes under the accrual method, and certain other holders (including banks and dealers in securities), are required to accrue original issue discount on a Short-Term Debt Security on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding).

         In the case of a Short-Term Debt Security that is also a single Foreign Currency Debt Security, the amount of original issue discount subject to current accrual and the amount of any exchange gain or loss on a sale, retirement or other disposition generally are determined under the same rules that apply to accrued interest on a single Foreign Currency Debt Security held by a holder using the accrual method of accounting.

         Investors considering the purchase of Short-Term Debt Securities should carefully examine the applicable prospectus supplement and should consult their tax advisors regarding the U.S. federal income tax consequences of holding and disposing of such Debt Securities.

Index Linked Debt Securities

         The applicable prospectus supplement will discuss the material U.S. federal income tax consequences with respect to any Debt Securities the payments on which are determined by reference to any index. Investors considering the purchase of Index-Linked Interest Debt Securities should carefully examine the applicable prospectus supplement and should consult their tax advisors regarding the U.S. federal income tax consequences of holding and disposing of such Debt Securities.

Dual Currency Debt Securities

         A Debt Security may be issued in circumstances where interest payments on the Debt Security is denominated in or determined by reference to one currency and the principal portion of the Debt Security may be denominated in or determined by reference to another currency ("Dual Currency Debt Securities"). Investors considering the purchase of Dual Currency Debt Securities should carefully examine the applicable prospectus supplement and should consult their tax advisors regarding the U.S. federal income tax consequences of holding and disposing of such Debt Securities.

Foreign Currency Debt Securities

     As used herein, "Foreign Currency" means a currency or currency unit other than U.S. dollars.


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         Interest--Cash Method. A U.S. Holder who uses the cash method of accounting for United States federal income tax purposes and who receives a payment of interest on a Debt Security (other than original issue discount, the treatment of which is described below under "--Interest--Accrual Method") will be required to include in income the U.S. dollar value of the Foreign Currency interest amount (based on the exchange rate on the date of receipt) regardless of whether the payment is in fact converted to U.S. dollars at that time. A cash method U.S. Holder, therefore, may recognize exchange gain or loss (as discussed below) on the receipt of an interest payment on a Foreign Currency Debt Security if such payment is converted from Foreign Currency by an entity in the chain of payment using an exchange rate other than the spot rate on the date of constructive receipt of the payment by the U.S. Holder. A cash method U.S. Holder will have exchange gain or loss attributable to a subsequent disposition of any Foreign Currency received as payment.

         Interest--Accrual Method. A U.S. Holder who uses the accrual method of accounting for United States federal income tax purposes, or who otherwise is required to accrue interest prior to receipt, will be required to include in income the U.S. dollar value of the amount of interest income (including original issue discount and reduced by any principal payments previously received to the extent applicable) that has accrued and is otherwise required to be taken into account with respect to a Debt Security during an accrual period. The U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange in effect for the interest accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the U.S. Holder's taxable year. A U.S. Holder may elect, however, to translate such accrued interest income at the spot rate on the last day of the accrual period, or the last day of the taxable year in the case of a partial accrual period. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. Holder may translate such interest at the spot rate on the date of receipt. The above election will apply to all debt obligations held by the U.S. Holder at the beginning of the first taxable year to which the election applies and may not be changed without the consent of the IRS. A U.S. Holder should consult a tax advisor before making the above election. A U.S. Holder will recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest on the date such interest is received, and generally will not be treated as an adjustment to interest income or expense. The amount of ordinary income or loss recognized will equal the difference, if any, between the U.S. dollar value of the Foreign Currency payment (determined on the basis of the spot rate on the date such payment is received) in respect of such accrual period and the U.S. dollar value of interest income that has accrued during such accrual period (as determined above).

         Original Issue Discount. In the case of a Discount Debt Security denominated in a Foreign Currency, a U.S. Holder must determine original issue discount allocable to each accrual period in units of the Foreign Currency using the constant yield method described in "--Debt Securities Denominated in U.S. Dollars--Original Issue Discount." Accrued original issue discount is translated into U.S. dollars and the amount of Foreign Currency gain or loss on the accrued original issue discount in the same manner as described in "--Interest--Accrual Method" above for qualified stated interest accrued by an accrual method U.S. Holder. U.S. Holders should note that because the cash payment in respect of accrued original issue discount generally will not be made until maturity or other disposition of the Discount Debt Security, a greater possibility exists for fluctuations in foreign currency exchange rates (and the required recognition of exchange gain or loss) than in the case of Foreign Currency Debt Securities issued without original issue discount. U.S. Holders are urged to consult their tax advisors regarding the interplay between the application of the original issue discount and foreign currency exchange gain or loss rules.

         Sale, Retirement or other Disposition of Foreign Currency Debt Securities. Except as discussed above with respect to Short-Term Debt Securities, upon the sale, retirement or other disposition of a Debt Security, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount


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


realized on the sale, retirement or other disposition and the U.S. Holder's adjusted tax basis in the Debt Security. To the extent the amount realized represents accrued but unpaid interest, however, such amounts must be taken into account as interest income as described above. The amount realized will be based on the U.S. dollar value of the Foreign Currency on the date the payment is received or the Debt Security is disposed of (or deemed disposed of as a result of a material change in the terms of the Debt Security). In the case of a Debt Security that is denominated in Foreign Currency and is traded on an established securities market, a cash basis U.S. Holder (or, upon election, an accrual basis U.S. Holder) will determine the U.S. dollar value of the amount realized by translating the Foreign Currency at the spot rate on the settlement date of the sale.

         A U.S. Holder's initial tax basis in a Debt Security will be the U.S. dollar value of the Foreign Currency amount paid for such Debt Security, determined on the date of such purchase. A U.S. Holder's adjusted tax basis in a Debt Security generally will equal the cost of the Debt Security to such Holder, increased by the amounts of original issue discount previously included in income by the Holder with respect to such Debt Security and reduced by any payment under the Debt Security other than a payment of qualified stated interest. In the case of a Debt Security that is denominated in Foreign Currency and is traded on an established securities market, a cash basis U.S. Holder (or, upon election, an accrual basis U.S. Holder) will determine the U.S. dollar value of the amount paid by translating the Foreign Currency at the spot rate on the settlement date of the purchase.

         Except as discussed in the following paragraph with respect to exchange gains or losses, any gain or loss recognized upon the sale, retirement or other disposition of a Debt Security generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, retirement or other disposition the Debt Security has been for more than one year. The deductibility of capital losses is subject to significant limitations.

         Gain or loss realized upon the sale, retirement or other disposition of a Debt Security that is attributable to fluctuations in currency exchange rates will constitute exchange gain or loss with respect to the principal amount and generally will be taxable as U.S. source ordinary income or loss and will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates generally will equal the difference between the U.S. dollar value of the Foreign Currency purchase price of the Debt Security, determined on the date the payment is received or the Debt Security is disposed of, and the U.S. dollar value of the Foreign Currency purchase price of the Debt Security, determined on the date the U.S. Holder acquired the Debt Security. Such exchange gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, retirement or other disposition.

         Disposition of Foreign Currencies. A U.S. Holder will have a tax basis in any Foreign Currency received as interest or on the sale, retirement or other disposition of a Debt Security equal to the U.S. dollar value of such Foreign Currency at the spot rate on the date the Foreign Currency is received. Any exchange gain or loss realized by a U.S. Holder on a subsequent conversion of Foreign Currency generally will be ordinary income or loss.

Foreign Source Income

         Interest income (including any amounts deducted or withheld on account of foreign taxes) and original issue discount on a Debt Security generally will constitute foreign source income, and generally will be considered "passive" income (or, for certain U.S. Holders, "financial services" income) for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws. Under recently enacted legislation, for taxable years beginning after December 31, 2006, interest income generally will constitute "passive category" income or, in the case of certain U.S. Holders, "general


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


category" income. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors in this regard.

Withholding Taxes

         In the event that foreign law requires the Issuer to deduct or withhold from payments on the Debt Securities, the Issuer will not be required to pay a gross-up or any additional amounts. In such case, U.S. Holders will recognize more income for U.S. federal income tax purposes than the actual amounts received from the Issuer.

Substitution of L-Bank

         It is possible that a substitution of another company as principal debtor in respect of the Debt Securities will cause a taxable exchange for U.S. federal income tax purposes of existing Debt Securities for new Debt Securities by the holders of the Debt Securities. Such an exchange would require holders to recognize taxable gain or loss for U.S. federal income tax purposes. In the event that such a substitution results in the recognition of taxable income or gain to any holder, neither the Issuer nor the substitute obligor will be required to indemnify a holder for any tax incurred by such holder as a result of such a substitution (see "Description of the Debt Securities--Substitution of L-Bank"). Holders should consult their own tax advisers regarding the possible tax consequences of a substitution of the Issuer including any tax consequences arising in any other taxing jurisdiction.

U.S. Information Reporting and Backup Withholding

         Payments of principal, premium, if any, and interest (including original issue discount) on, and proceeds from the sale, retirement or other disposition of the Debt Securities may be subject to information reporting to the IRS and possible backup withholding. Backup withholding of United States federal income tax at a current rate of 28% may apply to payments made in respect of the Debt Securities to holders who are not exempt recipients and who fail to provide certain identifying information (such as the holder's taxpayer identification number) and make any other required certification. Payments made in respect of the Debt Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or otherwise establishes an exemption. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally will not be subject to U.S. information reporting and backup withholding. However, these Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

         Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a Holder may be credited against such Holder's United States federal income tax liability and a Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing all required information to the IRS in a timely manner.

Tax Return Disclosure Requirements

         A U.S. Holder may be required to report a sale, retirement or other taxable disposition of its Debt Securities on IRS Form 8886 (Reportable Transaction Disclosure Statement) if it recognizes a foreign currency exchange loss that exceeds $50,000 in a single taxable year from a single transaction in the Debt Securities, if such U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders. U.S. Holders are advised to consult their tax advisors in this regard.


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


         We have included the federal income tax discussion above for holders' general information only and it may not be applicable depending upon a holder's particular situation. U.S. Holders should consult their own tax advisors with respect to the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.


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


                      FEDERAL REPUBLIC OF GERMANY TAXATION

                            German Tax Considerations

         The following is a general discussion of certain German tax consequences of the acquisition, ownership and disposition of the Debt Securities offered by us. This discussion does not purport to be a comprehensive description of all tax consequences that may be relevant to a decision to invest in the Debt Securities. In particular, this discussion does not consider any specific tax consequences that may apply due to facts or circumstances of a particular investor. This summary is based on the laws of Germany as currently in force and applied on the date of this prospectus. Such laws are subject to changes, possibly with retroactive effect.

         Prospective investors in the Debt Securities are urged to consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of the Debt Securities, including the effect of any state or local taxes, under the tax laws of Germany and any other relevant jurisdiction.

German Residents

Taxation of Interest Income

         Under German tax law payments of interest on the Debt Securities (including payments made in respect of interest that accrued up to a disposition of a Debt Security and is credited separately, in the following "Accrued Interest"--Stuckzinsen) to persons who are residents of Germany (in particular, persons whose residence, habitual abode, statutory seat or place of management is located in Germany, a "German Holder") are subject to German income or corporate income tax (plus solidarity surcharge thereon, which is currently levied at a rate of 5.5%). Payments for Accrued Interest rendered upon the acquisition of a Debt Security may be deducted from the Debt Security holder's income, if separately accounted for, and may, therefore, reduce such Debt Security holder's personal income tax liability. Corresponding to such reduction, however, the Debt Security holder will be taxable in respect of interest payments that accrued when the Debt Security holder was not actually holding the Debt Security to the extent such interest is paid to the Debt Security holder. Interest income derived from the Debt Securities will also be subject to trade tax on income if the Debt Securities are held in a German business establishment for trade tax purposes.

Withholding Tax on Interest Income

         If the Debt Securities are kept or administered in a custodial account maintained by a German Holder with a German branch of a German or foreign bank or financial services institution (a "German Disbursing Agent"), a 30% withholding tax (Zinsabschlag) on the gross amount of interest payments, including Accrued Interest, plus a 5.5% solidarity surcharge thereon, will be levied, resulting in a total withholding tax charge of 31.65%.

         Withholding tax (including a solidarity surcharge thereon) might be credited as prepayments against the German Holder's liability for German personal or corporate income tax (and the respective solidarity surcharge), or, if in excess of such liability, refunded upon application.

         German Holders who are individuals holding the Debt Securities as private assets ("Private German Investors") are entitled to an annual standard deduction (Werbungskosten-Pauschbetrag) of (euro)51 ((euro)102 for married couples filing jointly) in computing their income from capital investment (including income earned from the Debt Securities) as well as an annual exemption (Sparer-Freibetrag) of (euro)1,370 ((euro)


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2,740 for married couples filing jointly) with respect to income from the Debt
Securities and other investment income they receive.

Disposition or Redemption of the Debt Securities

         The following applies in respect of Debt Securities that do not qualify as Financial Innovations (as described under the following caption "Special Rules for Financial Innovations").

         Capital gains resulting from the disposition or redemption of Debt Securities (or, as the case may be, from the payment at maturity of the Debt Securities) realized by Private German Investors are generally taxable if the capital gain is realized within one year after the acquisition of the Debt Securities. Capital losses realized by Private German Investors may only be offset against capital gains resulting from a disposition of Debt Securities or from other private transactions within the same calendar year and, subject to various limitations, in the preceding year or in subsequent years.

         Capital gains realized by Private German Investors are only taxable if the aggregate amount derived from all taxable private transactions exceeds an amount of (euro) 512 in one calendar year.

         Capital gains derived by Private German Investors from the disposition or redemption of Debt Securities are not subject to German income tax if the Debt Securities are sold or redeemed more than one year after their acquisition.

         Irrespective of a holding period, any capital gain resulting from the disposition or redemption of Debt Securities (or, as the case may be, from the payment at maturity of the Debt Securities) are subject to income or corporate income tax, including trade tax, if such Debt Securities are held as business assets of a German Holder.

Special Rules for Financial Innovations

         To the extent Debt Securities are classified as financial innovations ("Financial Innovations"; Finanzinnovationen), special provisions apply to the disposition or redemption, or upon maturity, of the Debt Securities. In particular, any debt instrument may classify as a Financial Innovation if it provides for a floating interest rate, an issue discount or an optional redemption right.

         In case Debt Securities are classified as Financial Innovations, capital gains arising upon the disposition or redemption, or upon maturity, of the Debt Securities realized by a German Private Investor (including capital gains so derived by a secondary or subsequent purchaser who is a German Private Investor) are fully subject to income tax, provided no yield to maturity (Emissionsrendite) can be established. In case a yield to maturity can be established, only the extent of the capital gain attributable to such yield to maturity during the period the respective German Private Investor held the Debt Security is subject to income tax.

         The amount taxed due to the classification of a Debt Security as a Financial Innovation is subject to 30% withholding tax (plus a solidarity surcharge of 5.5% thereon) if the Debt Securities are kept or administered in a custodial account by the same German Disbursing Agent since the acquisition of the Debt Securities. If the Debt Securities have not been so kept in a custodial account by the same German Disbursing Agent, withholding tax will be imposed at the same rate on 30% of the proceeds received upon a disposition or redemption, or upon the maturity, of the Debt Securities. As described above, such withholding tax might be credited or refunded upon application.


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


Non-German Residents

         Income derived from the Debt Securities by persons who are not tax residents of Germany ("Non-German Holders") is in general exempt from German income or corporate income taxation, and no withholding tax must be withheld (even if the Debt Securities are kept with a German Disbursing Agent), provided the Debt Securities are not (i) held as German business assets by the Non-German Holder or (ii) presented for payment at the offices of a German branch of a German or foreign bank or financial services institution in an over-the-counter-transaction (Tafelgeschaft).

         If the Debt Securities are held as German business assets by a Non-German Holder, such holder is subject to a tax treatment similar to that described above under the caption "German Residents."

         If the Debt Securities are involved in an over-the-counter-transaction, as described above, income derived therefrom will be subject to withholding tax.

European Union Directive on the Taxation of Savings Income

         The Council of the European Union (the "Council") on June 3, 2003 adopted a directive regarding the taxation of savings income (the "Directive"). Under the Directive, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State except that, from the date of implementation of the Directive, Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments (the ending of such transitional period being dependent upon the conclusion of agreement relating to information exchange with certain other countries and, in the case of Austria, to approval by the Austrian Parliament). The Directive will take effect from July 1, 2005 (subject to the ratification of the agreements entered into with certain third countries, including dependent and associated territories of Member States) or such other date as the Council may determine.

Gift or Inheritance Taxation, Stamp Duty

         No estate, inheritance or gift taxes with respect to any Debt Securities will arise under the laws of Germany, if, in the case of estate and inheritance taxes, both the decedent and the beneficiary, and, in the case of gift taxes, both the donor and the donee, are Non-German Holders and such Debt Securities are not attributable to a permanent establishment in Germany. In the case of a decedent, donor or heir who is a German national, this only applies if such person has been a Non-German Holder for more than five consecutive years. No stamp, issue, registration or similar taxes or duties will be payable in Germany in connection with the issuance, delivery or execution of the Debt Securities.

Substitution of L-Bank

         It is possible that a substitution of L-Bank by another company as principal debtor in respect of the Debt Securities could lead to gain equal to the difference between the fair market value of the Debt Securities as of the date of the substitution and the relevant acquisition cost of the Debt Securities, which would be subject to the same rules applicable to a disposition of the Debt Securities (discussed above). In the event that such a substitution results in the recognition of taxable income or gain to any holder, neither the issuer nor the substitute obligor will be required to indemnify a holder for any income tax or tax incurred by such holder as a result of such a substitution (see "Description of the Debt Securities--Substitution of L-Bank").


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


         Prospective investors are urged to consult their own tax advisers regarding the possible tax consequences of such a substitution of L-Bank including any tax consequences arising in any other taxing jurisdictions.

        SUMMARY OF CERTAIN DIFFERENCES BETWEEN GENERALLY ACCEPTED GERMAN
                     AND UNITED STATES ACCOUNTING PRINCIPLES

         Our audited financial statements for the years ended December 31, 2003, 2002 and 2001 have been prepared in accordance with generally accepted accounting standards in Germany ("German GAAP") (see "Regulation and Supervision of L-Bank in the Federal Republic of Germany--Financial Statements and Audits"), which emphasize the concept of "prudence" (Vorsichtsprinzip) in the presentation of the financial statements in order to protect the interest of creditors in general. Our financial statements are not prepared in accordance with the accounting and financial reporting practices followed in the United States and have not been prepared in accordance with the accounting rules and regulations adopted by the Securities and Exchange Commission under the Securities Act of 1933. As a result, our financial statements included in this prospectus may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States ("U.S. GAAP").

         The matters described below summarize certain differences between German GAAP and U.S. GAAP at December 31, 2003 and as of the date of this prospectus that may be material in the context of our financial statements. We are not required to prepare and have not prepared any reconciliation of our financial statements and any related footnote disclosures between German GAAP and U.S. GAAP and have not quantified such differences. The following summary should not be taken as exhaustive discussion of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would effect the manner in which transactions or events are presented in financial statements or notes thereto. In making an investment decision, investors must rely upon their own examination of the Company, the terms of the offering and the financial information. Potential investors should consult their own professional advisors for an understanding of the differences between German GAAP and U.S. GAAP, and how those differences might affect the financial information herein.

Financial Statements Presentation

         Under German GAAP, the components of unconsolidated financial statements are balance sheet, income statement and notes to the financial statements while for consolidated financial statements, in addition, a statement of changes in shareholders' equity and a cash flow statement are required. German GAAP requires one year of comparatives. The Company is required to use a particular balance sheet and income statement format and to address in their notes certain disclosures in accordance with the German Commercial Code.

         Under U.S. GAAP, financial statements comprise balance sheets, income statements, statements of changes in shareholders' equity, cash flow statements and notes to the financial statements for both unconsolidated and consolidated financial statements. Financial statements for SEC registrants include two years of comparatives (to the current year) for all statements except for the balance sheet. Material components of each financial statement or line item have to be disclosed separately and in a sufficient detail in the financial statements including the notes to the financial statements.

Scope of Consolidation

         Under German GAAP, consolidation of all majority-owned subsidiaries is required. However, if the subsidiaries are of minor significance, the necessary information cannot be obtained without unreasonable expense or delay and unless the shares are held for purpose of sale or the control is temporary, German GAAP permits excluding these subsidiaries from the consolidation. Similar considerations apply to equity investments where significant influence is exercised.

         Under U.S. GAAP, the determination when an entity is to be consolidated has traditionally been determined based on a voting control model and, accordingly, all subsidiaries should be consolidated. While this model is still applicable, new FASB Interpretation No. 46 'Consolidation of Variable Interest Entities' ("FIN 46") has broadened the scope of consolidation to include a risk and rewards model. Variable interest entities ("VIEs"), which often are special purposes entities, in which a parent does not have a controlling voting interest but the parent absorbs the majority of the VIE's expected losses or residual returns must also be consolidated. The equity method of accounting is generally required for investments where the parent company has more than 20% of the voting rights or if factors indicate that significant influence exists.

Receivables (loans) and liabilities

         Under German GAAP, receivables (loans) and liabilities are classified according to the period after which the obligor thereof may, or may be required to, repay in full such receivables or liabilities. The Regulation on the Accounting Principles applied to Credit Institutions and Financial Services Institutions (Rechnungslegungsverordnung fur Kreditinstitute und Finanzdienstleistungsinstitute), together with ss. 340 et seq. German Commercial Code (Handelsgesetzbuch), which mainly comprise German GAAP for credit institutions, requires that a bank classifies receivables and liabilities on its balance sheet into short-term assets and liabilities that are payable on demand (taglich fallig) and other assets and liabilities.

         Under U.S. GAAP, financial institutions do not present so classified balance sheets.

Property and equipment

         Under German GAAP, property and equipment are reported at acquisition or manufacturing cost, as applicable, and reduced by scheduled depreciation in accordance with their estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the Federal Ministry of Finance. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. This additional depreciation is reversed when the reason for the impairment no longer exists.

         U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment losses shall not be reversed.

Investment securities

         Under German GAAP, investment securities are defined in Section 7 of the Regulation on Accounting by Credit Institutions (Verordnung uber die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute); in the balance sheet they are disclosed under "Notes and other interest-bearing securities" and "shares and other non interest-bearing securities." In disclosing income and expenses, a distinction is made between securities held in trading portfolios (Handelsbestand) and those held as liquidity reserves in the liquidity portfolio (Liquiditatsreserve) (securities which are neither treated as fixed assets nor held for trading purposes). In both cases the securities are carried as current assets and are valued, for each type of security separately, at the lower of cost or market value at the balance sheet date and included in income.


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         Under U.S. GAAP, investments in equity and debt securities are classified into the categories trading, available-for-sale or held-to-maturity (for debt securities only). Debt securities held to maturity are carried at amortized cost. Held to maturity and available for sale securities are subject to (other-than-temporary) impairment tests. Trading and available-for-sale securities are recorded at fair value and changes of trading securities in fair value are included in the income statement. Changes in the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, unless a decline in fair value is deemed to be other-than-temporary. If the decline is other-than-temporary the loss is included in the income statement.

Provision for loan losses

         Under German GAAP credit institutions are permitted to create loss risk provisions that, in accordance with German law, are not disclosed.

         The credit risk of the loan and securities portfolio is continuously assessed with respect to each individual exposure. Specific provisions are established in the loan portfolio and in the current asset securities portfolio held as liquidity reserve by writing down the book value of each such item according to its assessed risk (Einzelwertberichtigung). In addition, a general provision is established for risk that is not individually identifiable but is inherent in the loan portfolio (Pauschalwertberichtigung). Like specific provisions, general provisions are deducted from the assets reserved against and are therefore not shown separately on the balance sheet.

         Under U.S. GAAP, general, unspecified reserves are not permitted. For loans that are individually deemed impaired, specific reserves are determined based on the present value of future cash flows discounted at the loan's effective interest rate, or where the loan is collateral based on the fair value of the collateral provided. Where available, the observable market price of the loan can be used. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain provisions and reserves

         There are two provisions in the German Commercial Code (Handelsgesetzbuch), which allow banks to establish reserves against general banking risks. Pursuant to section 340g German Commercial Code banks may carry a special item called "Fund for General Banking Risks" (Sonderposten fur allgemeine Bankrisiken) on the liability side of their balance sheet for protection against general banking risks. However, such a fund may only be established if, in accordance with reasonable commercial judgment, the special risks inherent in the business of banks require the establishment of such a fund. Any additions to the Fund for General Banking Risks or any profits derived from its dissolution must be reflected separately in the bank's income statement, (see section 340g(2), German Commercial Code), see "Glossary." By transferring EUR 20.1 million in 2003 L-Bank followed this rule. Funds for general banking risks established pursuant to section 340g German Commercial Code are counted as part of core capital.

         In addition, banks may have contingency reserves for general banking risk, which are permitted by section 340f German Commercial Code. According to this rule, a bank may record on its balance sheet certain receivables, debt securities and equity securities that are held as part of the "liquidity reserve" at a lower value than that permitted for industrial and other nonbanking corporations, if this is necessary, in accordance with reasonable commercial judgment, to safeguard against the special risks inherent in the business of banks. The reserves created by such recording of lower values may not exceed


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


four percent of the total book value of such receivables and securities. Banks need not report in their financial statements on the creation and dissolution of such reserves for general banking risks. With respect to presentation in the income statement, banks are permitted to offset (without disclosure) profits from the sale of certain securities (in the so-called liquidity portfolio) and the revaluation of receivables (i.e., payments received on loans previously written-off or write-backs of risk provisions) against write-downs of the respective receivables and securities. Based on the foregoing, we disclose the net result from movements in risk provisions and management of the liquidity portfolio.

         Besides sections 340f and 340g German Commercial Code
(Handelsgesetzbuch) there are no other possibilities for we to establish general reserves.

         Assets, liabilities and pending transactions have been valued in accordance with general provisions of ss.ss. 252 et seq. of the German Commercial Code (Handelsgesetzbuch), taking into account the special rules applying to credit institutions, ss.ss. 340e et seq. of the German Commercial Code (Handelsgesetzbuch).

         Under U.S. GAAP, provisions are only recorded when certain criteria are met. A provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Derivative Instruments and Hedge Accounting

         Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution's trading book or investment book. Trading derivatives are treated as current assets and accordingly carried at the lower of cost or market. That is, while unrealized losses on trading derivatives are recorded in current income, unrealized gains are not recognized. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge (often referred to as a gap hedge). Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of the bank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting. Credit-default swaps in the non trading book / investment book provided as credit risk protection are disclosed as contingent liabilities.

         Under U.S. GAAP, all derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities, regardless of any hedge relationship that might exist. Changes in the value of derivative instruments are recognized in the income statement as they arise, unless they satisfy stringent criteria for hedge accounting (including designation and high effectiveness), supported by formal documentation. The accounting treatment of the hedging instruments as well as the hedged items depends on the type of hedge designation (fair value hedge or cash flow hedge), the offset being in either current income or other comprehensive income. Also depending on the hedge designation, the carrying value of the hedged item may need to be adjusted to offset the changes in the fair value of the hedging derivative. Any ineffectiveness resulting from the hedge relationship is recognized in income.


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


Loan origination fees

         Under German GAAP, the direct costs incurred in the origination of new loans are expensed as general administrative expense in the period incurred. Loan origination fees received are recognized in the income statement as commission income upon closing of the transaction unless such fees are determined to be in lieu of interest. In that case, these fees are deferred and recognized as interest income over the life of the loan (generally using straight-line amortization).

         U.S. GAAP requires that loan origination fees net of certain direct loan origination costs are deferred and recognized over the life of the related loan as an adjustment of yield using the effective interest method. Loan commitment fees are deferred, except for certain retrospectively determined fees. Commitment fees meeting specified criteria are recognized over the loan commitment period; all other commitment fees shall be recognized as an adjustment of yield over the related loan's life or, if the commitment expires unexercised, recognized in income upon expiration of the commitment.

Pension provisions

         Under German GAAP, pension obligations are determined using actuarial principles, whereby the ongoing and future pension obligations and benefit obligations to retired beneficiaries are determined using a certain valuation benchmark (partial value) in line with tax regulations.

         Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, "Employers' Accounting for Pensions" which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS 87, a pension asset representing the excess plan assets over benefit obligations is disclosed and deferred in the balance sheet. The pension benefit obligation is calculated by using a projected unit credit method. Actuarial gains or losses within a 10% "corridor" are disclosed and can be deferred.

Reacquired own debt securities

         Under German GAAP, debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in current income.

         Under U.S. GAAP, repurchased debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the book value of outstanding debt is recorded in current income.

Assets and liabilities held in trust

         Under German GAAP, assets and the equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would likely not be recorded on the balance sheet.

Guaranties

         Under German GAAP, a guarantor records an accrual and a corresponding charge to the income statement when an enterprise has a present obligation as a result of a past event and it is expected, based on available evidence, that payment would have to be made to the guarantied party.

         Under U.S. GAAP, a guarantor is required to recognize, at the inception of certain guaranties, a liability for the fair value of the obligation undertaken in issuing the guaranty.


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


                              PLAN OF DISTRIBUTION

         We may sell the Debt Securities in any of three ways:

         o    through one or more underwriters;

         o    directly to one or a limited number of institutional purchasers;
              or

         o    through agents.

         Each prospectus supplement with respect to the Debt Securities will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters or agents, the purchase price of the Debt Securities and the net proceeds to L-Bank from such sale, any underwriting discounts, agent commissions or other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Debt Securities may be listed.

         If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, directly by underwriters which may include one or more investment banking firms or through others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Debt Securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         We may sell the Debt Securities directly to one or more institutional purchasers or through agents designated by us from time to time. Any agent involved in the offer or sale of the Debt Securities will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such Debt Securities for its own account.

         Limitations on sales to United States persons of Debt Securities in bearer form, if any, will be described in the prospectus supplement relating thereto.

         Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for us in the ordinary course of business.


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


          LIMITATIONS ON ACTIONS AGAINST THE STATE OF BADEN-WURTTEMBERG

         The State of Baden-Wurttemberg will not waive any immunity from jurisdiction in the United States for any purpose. Baden-Wurttemberg is, however, subject to suit in competent courts in Germany. The United States Foreign Sovereign Immunities Act may provide an effective means of service and preclude granting sovereign immunity in actions in the United States arising out of or based on the United States federal securities laws. Under that Act, execution upon the property of Baden-Wurttemberg in the United States to enforce a judgment is limited to an execution upon property of Baden-Wurttemberg used for the commercial activity on which the claim was based. A judgment of a United States state or federal court may not be enforceable in a German court if based on jurisdiction based on the United States Foreign Sovereign Immunities Act or if based on the United States federal securities laws or if such enforcement would otherwise violate German public policy or be inconsistent with German procedural law. Under the laws of the Federal Republic of Germany, certain property of Baden-Wurttemberg is not subject to attachment or to seizure.

                 ENFORCEMENT OF CIVIL LIABILITIES AGAINST L-BANK

         We are located in Germany and the members of our board of management and our supervisory board, as well as the experts and governmental officials referred to in this prospectus, are non-residents of the United States, and all or a substantial portion of our assets and of certain of such other persons are located outside the United States. As a result, it may be difficult or impossible for investors to obtain jurisdiction over those persons in proceedings brought in courts in the United States, or to realize in the United States upon judgments of United States courts against those persons, including judgments predicated upon civil liabilities under the United States securities laws. There may be doubt as to the enforceability in the German courts in original actions of liabilities predicated upon U.S. securities laws and as to the enforceability in German courts of judgments of United States courts including judgments imposing liabilities predicated upon U.S. securities laws.

                                 LEGAL OPINIONS

         Certain legal matters, including the validity of the Debt Securities offered hereby, will be passed upon on our behalf by an authorized member of our legal department, and on behalf of the underwriters by Shearman & Sterling LLP, Frankfurt am Main.

                 AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

         The name and address of the authorized representative of L-Bank and Baden-Wurttemberg in the United States for purposes of the United States Securities Act of 1933 is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 197159.

                        OFFICIAL STATEMENTS AND DOCUMENTS

         The information set forth herein relating to Baden-Wurttemberg and Germany has, except as stated below, been derived from publications of the Baden-Wurttemberg Statistical Office, the Federal Labor Office, the Baden-Wurttemberg Ministry of Finance, the Federal Statistical Office, the European Central Bank or the Federal Central Bank, all of which are official public documents, or from Baden-Wurttemberg state or German federal statutes, all of which are official public documents.

         The information in the tables included in the section captioned "The State of Baden-Wurttemberg--Public Finance" (except for "--State Budget"), the information in the table regarding debt guarantied by Baden-Wurttemberg included in the section captioned "--Public Debt--


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


Summary of Debt" and the information in the table entitled "Internal Guarantied Debt as of December 31, 2003, 2002, 2001 and 2000" included in the section captioned "--Debt Record" has been supplied by Walter Leibold, Assistant Undersecretary (Ministerialdirigent) of the Baden-Wurttemberg Ministry of Finance, in his official capacity and is included herein on his authority.

         The information in the tables included in the sections captioned "The State of Baden-Wurttemberg--Public Finance--State Budget," "--Public Debt" (other that the information in the table regarding debt guarantied by Baden-Wurttemberg included in the section captioned "--Summary of Debt") and "--Budget of the State of Baden-Wurttemberg," as well as the information in the table entitled "Direct Debt of Baden-Wurttemberg as of December 31, 2003" included in the section entitled "--Debt Record" has been supplied by Gunther Benz, Assistant Undersecretary (Ministerialdirigent) of the Baden-Wurttemberg Ministry of Finance, in his official capacity and is included herein on his authority.

                             INDEPENDENT ACCOUNTANTS

         The financial statements as of December 31, 2003, 2002 and 2001 and for the years then ended, included in this prospectus, have been audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft ("PwC"), independent accountants, as stated in their reports appearing herein.

         The audit reports of PwC for the years ended December 31, 2003, 2002 and 2001, dated March 29, 2004, April 8, 2003 and April 9, 2002, respectively, each refer to a management report that has not been included in this prospectus. The examinations of and the audit reports upon such management reports are required under German auditing standards. Those examinations were not made in accordance with Statement on Standards for Attestation Engagements No. 10, "Management's Discussion and Analysis." PwC does not provide an opinion on this information or on the financial statements included in this prospectus in accordance with U.S. GAAS or U.S. attestation standards.

                                    GLOSSARY

         This glossary describes certain terms that are used in our financial statements. It is not a part of our financial statements.

Cash on hand, cash at Federal Central Bank and cash in postal giro accounts

         We are obligated to deposit minimum reserves with the Federal Central Bank and other central banks pursuant to the Regulation on Minimum Reserves of September 12, 2003 issued by the European Central Bank. Some of our deposits with the Federal Central Bank included in this item consist of such minimum reserves. See "--Regulation and Supervision of L-Bank in Germany--Powers of the Federal Central Bank Affecting L-Bank's Conduct of Business."

Receivables from credit institutions

         This item includes all amounts due from German and non-German banks, unless the obligations are notes, bonds or other interest bearing securities that are eligible for listing on a stock exchange (entered in Item 4 b)).

Receivables from customers

         This item includes all amounts due from customers that are not credit institutions, unless the obligations are notes, bonds or other interest bearing securities that are eligible for listing on a stock exchange (entered in Item 4 b)).

         This Item 3 encompasses mortgage-backed loans (Hypothekendarlehen) made by us that meet certain requirements of the Law on Mortgage-backed Bonds and Similar Securities Issued by Public Law Credit Institutions (Gesetz uber die Pfandbriefe und verwandten Schuldverschreibungen offentlich-rechtlicher Kreditanstalten). Such loans may be used as security (cover) for mortgage-backed bonds issued by us (Hypothekenpfandbriefe). This Item 3 also includes loans to public authorities and entities organized under public law (Kommunalkredite). These are loans, e.g., to municipalities, counties, special purpose associations of municipalities and counties (Zweckverband), and other entities and associations established under German public law (Anstalten and Korperschaften), and to member states of the European Union and their territorial subdivisions meeting certain requirements, and loans guarantied by such entities. Such loans may be used as security (cover) for public debt-backed bonds issued by us (Offentliche Pfandbriefe, also referred to as Kommunalobligationen). See "--Business--Sources of Funds."

Notes and other interest-bearing securities

         This item includes interest-bearing debt securities that are eligible for listing on a stock exchange, such as bearer securities (Inhaberschuldverschreibungen), negotiable debt securities that are part of an offering, and other money market instruments (such as commercial paper, euro-notes and certificates of deposit), medium-term notes (with maturities of generally 3-6 years) in bearer form (Kassenobligationen) and book-entry securities (Schuldbuchforderungen). This item may include securities that are part of the trading portfolio, securities that form part of the fixed assets portfolio and securities that are part of the liquidity portfolio. See "--Summary of Material Differences between Generally Accepted German and United States Accounting Principles."

         Bonds that are eligible as collateral for loans under the open-market operations and the marginal lending facility at the European Central Bank must be presented separately in the balance sheet (Item 4 aa, ab, ba and bb; ,,...eligible as collateral at the Federal Central Bank) even if they are already serving as collateral for other obligations. Eligible securities are set forth on a list of securities eligible as collateral maintained by the European Central Bank. Loans under the marginal lending facility are short-term loans extended by the Federal Central Bank (acting for the European Central Bank in Germany) to banks that are secured by collateral and usually bear interest at a rate of 1% over the rate for open-market operations.

Bank's own notes

         This item consists of securities that are eligible for listing on a stock exchange that we issued in a public offering and later repurchased. Securities issued that are not eligible for listing on a stock exchange and that we repurchased are deducted from Item 3 a) on the liabilities side of the Balance Sheet.

Shares and other non-interest-bearing securities

         This item includes shares that are not contained in Items 6 or 7. It also includes profit participation rights (Genussscheine) that are bearer or negotiable instruments and that are eligible for listing on a stock exchange, and all other non-interest-bearing securities that are listed on a stock exchange. This item principally contains investment shares that are part of our fixed assets portfolio. See "--Summary of Material Differences between Generally Accepted German and United States Accounting Principles."

Equity investments in non-affiliated companies; equity investments in affiliated companies

         An "equity investment" (Beteiligung), as defined in ss. 271(1) of the German Commercial Code (Handelsgesetzbuch), is a direct or indirect equity interest in another company that we intend to hold on a long-term basis in order to establish a permanent relationship that contributes to our business. Equity interests of 20% or more are subject to a rebuttable presumption that they are Beteiligungen.

         "Non-affiliated companies" are companies that do not fulfill the definition of "affiliated companies." "Affiliated companies" (verbundene Unternehmen) within the meaning of ss. 271(2) of the German Commercial Code (Handelsgesetzbuch) are companies (i) that are wholly or more than 50%-owned, or otherwise controlled, by us, (ii) our interest in which is characterized as an equity investment (Beteiligung) and (iii) which must be fully consolidated with us in accordance with ss. 290 of the German Commercial Code (Handelsgesetzbuch). Thus, our investments in all affiliated companies are Beteiligungen.

         A Beteiligung can be an investment (i) in an affiliated company or (ii) in a company that is not an affiliated company if the conditions of ss. 271(1) of the equity investment in the German Commercial Code (Handelsgesetzbuch) are met. Item 6 refers to equity investments in companies that are not affiliated companies, whereas Item 7 refers to equity investments in affiliated companies.

         A credit institution (Kreditinstitut) is defined in ss. 1(1), KWG which enumerates certain activities as banking activities and provides that any enterprise engaging in one or more of such banking activities commercially or on a scale that requires a commercially organized business operation requires a license pursuant to ss. 32(1), sentence 1, KWG.

         A financial services institution (Finanzdienstleistungsinstitut) is defined in ss. 1(1a), KWG which enumerates certain activities as financial service activities and provides that any enterprise other than a credit institution engaging in one or more of such financial service activities commercially or on a scale that requires a commercially organized business operation requires a license pursuant to section 32(1), sentence 1, KWG.

         Companies in which a company owns at least 20 % of the capital must be listed pursuant to ss. 285 No. 11 of the German Commercial Code
(Handelsgesetzbuch) in the Notes to Financial Statements. Such Notes indicate which of the companies listed pursuant to ss. 285 No. 11 of the German Commercial Code (Handelsgesetzbuch) are affiliated companies.

Fiduciary assets; fiduciary liabilities

         The major portions of "fiduciary assets" and "fiduciary liabilities" consist of fiduciary loans, which are loans made by us in our name but on behalf of other entities with funds entirely supplied by, and for a purpose and on terms specified by, such other entities. Our liability in connection with fiduciary loans is limited to our duties as trustee of the other entities' funds, and we bear no credit risks with respect to fiduciary loans. See "--General--Introduction," and "--Business--Loan Portfolio Risks." An equal amount appears under fiduciary loans on both the assets and the liabilities side of our Balance Sheet.

         Administrative loans, which are loans made by us in the name of other entities on behalf of and at the sole direction of such entities using funds entirely supplied by such entities, do not appear on our Balance Sheet. See "--General--Introduction" and "--Business--Loan Portfolio Risks."

Tangible assets

         This item includes land and buildings used by us for our business activities and furniture and office equipment.

Liabilities to credit institutions

         This item includes all kinds of liabilities to German and non-German credit institutions, unless the liabilities are certificated liabilities (which are included in Item 3 on the liabilities side). This item includes, among others, registered debt securities (Namensschuldverschreibungen), negotiable debt securities that are not part of an offering, registered money market instruments, registered mortgage-backed bonds (Hypothekennamenspfandbriefe) and obligations arising out of securities transactions or arising out of settlement accounts and obligations arising from bills of exchange (drafts) sold by us for which we have not received any payments from customers. This item also includes medium or long term loans evidenced by non-negotiable promissory notes placed with investors by credit institutions (Schuldscheindarlehen).

Liabilities to customers

         This item includes all kind of liabilities to German and non-German customers other than credit institutions, unless these obligations are certificated liabilities (which are included in Item 3 on the liabilities side). This item includes, among others, registered debt securities, negotiable debt securities that are not part of an offering, registered mortgage-backed bonds (Hypothekennamenspfandbriefe) and registered money market instruments. This item also includes non-negotiable promissory notes placed with investors (Schuldscheindarlehen).

Certificated liabilities

         Certificated liabilities are debt obligations that are evidenced by a transferable certificate other than a certificate registered in the name of the holder. "Notes and bonds issued" are bearer debt securities (Inhaberschuldverschreibungen) and negotiable debt securities that are part of an offering, in each case irrespective of whether they are eligible for listing on a stock exchange or not. Debt securities issued by us that are not eligible for listing on a stock exchange and that were repurchased by us are deducted from

Item 3 a) on the liabilities side of our Balance Sheet. "Money market securities" are bearer debt securities, and negotiable debt securities that are part of an offering, irrespective of whether they are eligible for listing on a stock exchange.

         For a description of the types, amounts and maturities of, and interest rates on, bonds and notes issued by us, see "--Business--Sources of Funds" and "Financial Section--Supplementary Information on Debt of L-Bank."

Other liabilities

         This item includes, among other things, equalization for exchange rate differences, financial liabilities in swap transactions and premiums on the sale of options.

Deferred items

         This item consists of interest subsidies (the entire amount of subsidized interest over the life of a subsidized loan) received from Baden-Wurttemberg, the Federal Republic of Germany, the European Union or other public authorities. On each interest payment date for any particular subsidized loan, an amount equal to the subsidized portion of the interest, to the extent not debited from an interest support reserve, is taken into income under income
Item 1 on the statement of income. See "--Contingency reserves" and "--Business--Reserves for Interest Subsidies." Besides that, this item consists of deferred income in connection with our own securities issues and our lending business, in each case not yet taken into income on a pro rata basis.

Contingency reserves

         This item includes reserves for pensions and similar obligations (Item 7 a)), reserves for taxes (Item 7 b)) and other reserves (Item 7 c)). The amount to be accrued for our pension liabilities each year is the present value of future payments computed by an actuarial method using a 6 % rate of discount.

         The other reserves consist in large part of a reserve for interest subsidies (the entire amount required over the course of a subsidized loan to cover the difference between the actual interest payable by the borrower and the yield from a market based interest rate) to the extent not covered by funds supplied by Baden-Wurttemberg, the Federal Republic of Germany or the European Union. On each interest payment date for any particular subsidized loan, an amount equal to the subsidized portion of the interest, to the extent not taken into income from deferred income, is debited from the reserve and credited to income under income Item 1 on the statement of income. Expenses item "Allocations to reserves for interest rate reductions" on the statement of income indicates the net cost of interest rate subsidies. See "--Deferred items" and "--Business--Reserves for Interest Subsidies."

         The remaining amount of other reserves relates, among other things, to reserves for contingent liabilities arising from export and other guaranties and from swap and other option transactions, and liabilities in connection with an obligation to grant early retirement benefits to staff members.

Fund for general bank risks

         Funds for General Banking Risks pursuant to ss. 340g, German Commercial Code are counted as part of core capital. Under that provision, banks may carry a special item called "Fund for general bank risks" (Sonderposten fur allgemeine Bankrisiken) on the liabilities side of their balance sheet for protection against general banking risks. However, such a fund may only be established if, in accordance with reasonable commercial judgment, the special risks inherent in the business of banks require the establishment of such a fund. Any additions to the Fund for general bank risks or any profits derived from its dissolution must be reflected separately in the bank's income statement. See "--Regulation and Supervision of L-Bank in Germany--The Banking Act and Banking Regulation by the Federal Supervisory Authority for Financial Services."

Equity

         See "--Capitalization."

Retained profit and reserves

         We are not subject to any legal obligation or any obligation provided for in the L-Bank Statutes to establish retained earnings reserves.

Contingent liabilities relating to negotiated cleared bills of exchange

         This item includes contingent liabilities relating to negotiated cleared bills of exchange settled with customers. It does not include liabilities in connection with instruments deposited with the Federal Central Bank as collateral for the marginal lending facility or open market operations.

Liabilities relating to guaranties and indemnity agreements

         This item includes contingent liabilities in respect of guaranties, credit default swaps, guaranties on bills of exchange, check guaranties and indemnity agreements.

Depreciation and accumulated amortization on receivables and certain securities, together with allowances for possible loan losses

         This item represents depreciation and valuation adjustments on loans and certain securities in accordance with ss. 340f(3) German Commercial Code (Handelsgesetzbuch). See also "--Business--Loan and Securities Loss Reserves."

Depreciation and accumulated amortization on equity investments in non-affiliated companies, affiliated companies and securities treated as fixed assets; income from additions to equity investments in non-affiliated companies, affiliated companies and securities treated as fixed assets

         This item represents in accordance with ss. 340c(2) German Commercial Code (Handelsgesetzbuch) the net expense or income from write-downs or write-ups, respectively, on investment holdings (equity investments in affiliated and non-affiliated companies and securities that form part of the fixed assets portfolio; see "--Equity investments in non-affiliated companies; equity investments in affiliated companies," "--Notes and other interest-bearing securities" and "--Shares and other non-interest-bearing securities").

Allocations to reserves for interest rate reductions

         This item represents our net cost of interest rate subsidies. See "--Contingency reserves" and "--Business--Reserves for Interest Subsidies."

Derivative Transaction

         Derivative transactions are primarily concluded in order to control interest rate exposure; they are not valued for balance sheet purposes due to the fact that under German GAAP derivative transactions are off-balance sheet transactions (they are however valued for risk managing and risk monitoring purposes). Derivative transactions are also concluded in order to hedge balance sheet items in trading books of a bank, and furthermore a bank can trade derivatives on its own account. Such derivative transactions are valued for the purpose of the balance sheet of a bank. Market values for those derivatives are based on interest rates prevailing on the last day of the year on which there is a liquid market. Where transactions are concluded for hedging purposes in a trading book, they are valued together with the relevant balance sheet items, creating a net position.

                         FINANCIAL STATEMENTS OF L-BANK

                          INDEX TO FINANCIAL STATEMENTS



Financial Statements of L-Bank as of and for the year ended December 31, 2003

     Balance Sheet...........................................................F-3

     Statement of Income.....................................................F-7

     Notes to the Financial Statements.......................................F-9

     Independent Auditors' opinion dated March 29, 2004.....................F-28

Financial Statements of L-Bank as of and for the year ended December 31, 2002

     Balance Sheet..........................................................F-30

     Statement of Income....................................................F-34

     Notes to the Financial Statements......................................F-36

     Independent Auditors' opinion dated April 8, 2003......................F-57

Financial Statements of L-Bank as of and for the year ended December 31, 2001

     Balance Sheet..........................................................F-59

     Statement of Income....................................................F-53

     Notes to the Financial Statements......................................F-65

     Independent Auditors' opinion dated April 9, 2002......................F-82

Supplementary Information on Debt of L-Bank.................................F-83

                         FINANCIAL STATEMENTS OF L-BANK

                                  AS OF AND FOR

                        THE YEAR ENDED DECEMBER 31, 2003

Landeskreditbank Baden-Wurttemberg - Forderbank - Balance sheet as of December 31, 2003


------------------------------------------------------------------------------------------------------------------------------
                                                                                             Dec. 31, 2003       Dec. 31, 2002
------------------------------------------------------------------------------------------------------------------------------
Assets                                                        EUR                   EUR                EUR                 EUR
1. Cash reserve
   a) Cash on hand                                                            42,241.10                              35,219.32
   b) Cash at central banks                                              257,485,390.46                         246,001,697.70
      hereof:
      at Federal Central Bank
      EUR 257,485,390.46 (246,001,697.70)
   c) Cash in postal giro accounts                                                --.--                                  --.--
                                                                                            257,527,631.56      246,036,917.02

------------------------------------------------------------------------------------------------------------------------------
2. Receivables from credit institutions
   a) Payable on demand                                                   91,035,045.39                          67,679,885.74
   b) Other receivables                                               11,669,629,275.91                      10,494,519,446.74
                                                                                         11,760,664,321.30   10,562,199,332.48

------------------------------------------------------------------------------------------------------------------------------
3. Receivables from customers
   thereof:
   Mortgage loans
   EUR 19,689,099,500.70 (19,846,929,401.53)
   loans to public authorities and entities
   organized under public law
   EUR 3,065,463,938.41 (1,574,644,829.13)
                                                                                         24,584,056,954.30   23,258,188,570.40

------------------------------------------------------------------------------------------------------------------------------
4. Notes and other interest-bearing securities
   a) Money market securities                                                                                            --.--
      aa) Due from public-sector issuers                    --.--
          thereof:  eligible as collateral at
          Federal Central Bank
          EUR --.--(--.--)
      ab) Due from other issuers                            --.--                --.--                                   --.--
          thereof:  eligible as collateral at                                                                            --.--
          Federal Central Bank
          EUR --.--(--.--)
   b) Bonds and notes
      ba) Due from public-sector issuers         1,291,958,910.34                                             1,804,824,339.36
          thereof:  eligible as collateral at
          Federal Central Bank
          EUR 1,171,231,022.49
      bb) Due from other issuers                 7,008,756,949.33                                             6,264,559,928.09
          thereof:  eligible as collateral at                          8,300,715,859.67                       8,069,384,267.45
          Federal Central Bank
          EUR 5,473,135,432.82
          (4,764,364,662.78)
   c) Bank's own notes                                                   197,221,813.93                         207,469,685.79
      Principal amount:
      EUR 192,768,923.69 (198,787,248.89)
                                                                                          8,497,937,673.60    8,276,853,953.24

------------------------------------------------------------------------------------------------------------------------------


Carried forward:                                                                         45,100,186,580.76   42,343,278,773.14


Landeskreditbank Baden-Wurttemberg - Forderbank - Balance sheet as of December 31, 2003


------------------------------------------------------------------------------------------------------------------------------
                                                                                             Dec. 31, 2003       Dec. 31, 2002
------------------------------------------------------------------------------------------------------------------------------
Equity and Liabilities                                        EUR                   EUR                EUR                 EUR
1. Liabilities to credit institutions
   a) Payable on demand                                                  112,389,611.08                         192,408,782.68
   b) With an agreed maturity or notice period                        18,788,060,340.35                      19,536,796,366.75

                                                                                         18,900,449,951.43   19,729,205,149.43

------------------------------------------------------------------------------------------------------------------------------
2. Liabilities to customers
   a) Savings deposits
      aa) With an agreed notice period                      --.--                                                        --.--
          of three months
      ab) With an agreed notice period                      --.--                                                        --.--
          exceeding three months                                                  --.--
   b) Other liabilities
      ba) Payable on demand                        122,014,468.53                                               115,740,022.12
      bb) With an agreed maturity or             5,038,300,154.25                                             3,880,373,942.62
        notice period
                                                                       5,160,314.622.78   5,160,314,622.78    3,996,113,964.74

------------------------------------------------------------------------------------------------------------------------------
3. Certificated liabilities
   a) Notes and bonds issued                                          16,415,697,411.11                      14,582,209,402.22
   b) Other certificated liabilities                                              --.--                                  --.--
      thereof:  money market securities
      EUR --.-- (--.--)
      own acceptances and promissory notes
      outstanding
      EUR --.-- (--.--)
                                                                                         16,415,697,411.11   14,582,209,402.22

------------------------------------------------------------------------------------------------------------------------------
4. Fiduciary liabilities                                                                    511,876,387.93      666,549,301.80
   thereof: fiduciary loans
   EUR 511,274,426.95 (665,947,340.82)

------------------------------------------------------------------------------------------------------------------------------
5. Other liabilities                                                                      1,152,003,643.91      593,926,755.76


------------------------------------------------------------------------------------------------------------------------------
6. Deferred items                                                                           977,461,922.06    1,087,576,610.33


------------------------------------------------------------------------------------------------------------------------------
7. Contingency reserves
   a) Reserves for pensions and similar                                   83,308,717.00
      obligations                                                             14,000.00                          80,509,012.00
   b) Reserves for taxes                                                 666,492,854.26                          15,437,306.66
   c) Other reserves                                                                                            721,532,963.27
                                                                                            749,815,571.26      817,479,281.93

------------------------------------------------------------------------------------------------------------------------------
8. Subordinated liabilities                                                                 598,818,103.10      444,760,064.00

------------------------------------------------------------------------------------------------------------------------------


Carried forward:                                                                         44,466,437,613.58   41,917,820,530.21


Landeskreditbank Baden-Wurttemberg - Forderbank - Balance sheet as of December 31, 2003


----------------------------------------------------------------------------------------------
                                                           Dec. 31, 2003         Dec. 31, 2002
----------------------------------------------------------------------------------------------
Assets                                                               EUR                   EUR
----------------------------------------------------------------------------------------------

Brought forward:                                       45,100,186,580.76     42,343,278,773.14


----------------------------------------------------------------------------------------------
5. Shares and other
   non-interest-bearing securities                         13,498,105.66         19,960,602.95


----------------------------------------------------------------------------------------------
6. Equity investments in non-affiliated companies         173,361,827.53        155,447,573.28
   thereof:
   in credit institutions
   EUR 976,726.00 (121,539,351.59)
   in financial services institutions
   EUR --.-- (--.--)


----------------------------------------------------------------------------------------------
7. Equity investments in affiliated companies             102,008,403.08        110,108,403.08
   thereof:
   in credit institutions EUR --.-- (--.--)
   in financial services institutions EUR --.--
   (--.--)


----------------------------------------------------------------------------------------------
8. Fiduciary assets                                       511,876,387.93        666,549,301.80
   thereof:  fiduciary loans
   EUR 511,274,426.95 (665,947,340.82)


----------------------------------------------------------------------------------------------
9. Intangible assets                                               --.--                 --.--


----------------------------------------------------------------------------------------------
10. Tangible assets                                       122,665,210.34        125,982,633.07


----------------------------------------------------------------------------------------------
11. Other assets                                          60,145,306.87          47,369,786.03


----------------------------------------------------------------------------------------------
12. Deferred charges and prepaid expenses                140,946,144.52         116,207,303.09

----------------------------------------------------------------------------------------------



Total assets                                           46,224,687,966.69     43,584,904,376.44


Landeskreditbank Baden-Wurttemberg - Forderbank -- Balance sheet as of December 31, 2003


-----------------------------------------------------------------------------------------------------------------
                                                                              Dec. 31, 2003         Dec. 31, 2002
-----------------------------------------------------------------------------------------------------------------
Equity and Liabilities                                              EUR                 EUR                   EUR
-----------------------------------------------------------------------------------------------------------------

Brought forward:                                                          44,466,437,613.58     41,917,820,530.21


-----------------------------------------------------------------------------------------------------------------
9. Fund for general bank risks                                               129,000,000.00        108,905,170.69


-----------------------------------------------------------------------------------------------------------------
10. Equity
    a) Subscribed capital                                250,000,000.00                            250,000,000.00
    b) Capital surplus                                   950,850,789.69                            950,850,789.69
    c) Retained profit and reserves
      ca) Legal reserves                                          --.--                                     --.--
      cb) Reserve for treasury stock                              --.--                                     --.--
      cc) Statutory reserves                                      --.--                                     --.--
      cd) Other retained profit                          426,000,000.00                            323,000,000.00
    d) Distributable profit                                2,399,563.42                             34,327,885.85
                                                                           1,629,250,353.11      1,558,178,675.54

-----------------------------------------------------------------------------------------------------------------


Total equity and liabilities                                              46,224,687,966.69     43,584,904,376.44

                                                                        -----------------------------------------







1. Contingent liabilities
   a) Contingent liabilities relating to negotiated
      cleared bills of exchange                                   --.--                                     --.--
   b) Liabilities relating to guarantees
      and indemnity agreements                         1,228,502,273.82                          1,068,613,953.30
   c) Liabilities relating to securities covering
      third-party liabilities                                     --.--                                     --.--
                                                                           1,228,502,273.82      1,068,613,953.30

-----------------------------------------------------------------------------------------------------------------
2. Other obligations
   a) Repurchase obligations from the sale of
     securities with put options                                  --.--                                     --.--
   b) Placement and underwriting obligations                      --.--                                     --.--
   c) Irrevocable credit commitments                   1,359,288,687.00                          1,317,885,351.80
                                                                           1,359,288,687.00      1,317,885,351.80

-----------------------------------------------------------------------------------------------------------------


Landeskreditbank Baden-Wurttemberg - Forderbank
Statement of income for the period from January 1, 2003 to December 31, 2003

---------------------------------------------------------------------------------------------------------------------------
                                                                                          Dec. 31, 2003       Dec. 31, 2002
---------------------------------------------------------------------------------------------------------------------------
                                                              EUR                 EUR               EUR                 EUR
---------------------------------------------------------------------------------------------------------------------------
1. Interest income from
   a) Lending and money market transactions      2,004,110,774.01                                          2,101,601,820.39
   b) Fixed-interest securities and
     debt register receivables                     371,061,706.59                                            389,841,589.13
                                                                     2,375,172,480.60                      2,491,443,409.52


---------------------------------------------------------------------------------------------------------------------------
2. Interest expenses                                                 1,972,054,532.46                      2,103,783,365.73
                                                                                         403,117,948.14      387,660,043.79


---------------------------------------------------------------------------------------------------------------------------
3. Current income from
   a) Shares and other
      non-interest-bearing securities                                      463,406.51                            605,093.36
   b) Equity investments in non-affiliated                               5,202,792.35                          4,260,374.41
      companies
   c) Equity investments in affiliated companies                                --.--                                 --.--
                                                                                           5,666,198.86        4,865,467.77


---------------------------------------------------------------------------------------------------------------------------
4. Commission income                                                                      28,279,542.78       25,081,128.77


---------------------------------------------------------------------------------------------------------------------------
5. Commission expenses                                                                    11,258,353.10       13,459,113.11


---------------------------------------------------------------------------------------------------------------------------
6. Net income from financial transactions                                                  2,093,939.16        2,109,754.84


---------------------------------------------------------------------------------------------------------------------------
7. Other operating income                                                                 40,596,141.64       41,134,887.96


---------------------------------------------------------------------------------------------------------------------------
8. General administrative expenses
   a) Personnel expenses
      aa) Wages and salaries                        58,288,976.05                                             56,331,911.21
      ab) Social security, pension and other
          benefit and welfare expenses              15,711,878.08                                             22,767,299.91
          thereof: for pensions                                         74,000,854.13                         79,099,211.12
          EUR 6,275,576.65 (8,945,552.10)
   b) Other general administrative expenses                             35,791,136.20                         38,311,138.11


                                                                                         109,791,990.33      117,410,349.23


---------------------------------------------------------------------------------------------------------------------------
9. Depreciation and accumulated amortization
   on intangible assets and tangible assets,                                              11,077,630.14       11,082,488.64
   including property and equipment


---------------------------------------------------------------------------------------------------------------------------
10. Other operating expenses                                                              30,105,729.78       23,436,330.00

---------------------------------------------------------------------------------------------------------------------------


Carried forward:                                                                         317,520,069.23      295,463,002.15


Landeskreditbank Baden-Wurttemberg - Forderbank
Statement of income for the period from January 1, 2003 to December 31, 2003

                                                              Dec. 31, 2003          Dec. 31, 2002
--------------------------------------------------------------------------------------------------
                                                                        EUR                    EUR
--------------------------------------------------------------------------------------------------

Brought forward:                                             317,520,069.23         295,463,002.15


--------------------------------------------------------------------------------------------------
11. Depreciation and accumulated
    amortization
    on receivables and certain securities,
    together with allowances for possible
    loan losses                                              138,327,759.32         132,669,003.32
    thereof:  transferred to special item
    "Fund for general bank risks"
    EUR 20,094,829.31 (--.--)


--------------------------------------------------------------------------------------------------
12. Depreciation and accumulated
    amortization
    on equity investments in non-affiliated
    companies, affiliated companies and
    securities treated as fixed assets                         6,610,878.35           4,636,327.14


--------------------------------------------------------------------------------------------------
13.  Costs arising from loss assignments                          40,000.00              50,000.00


--------------------------------------------------------------------------------------------------
14.  Result from ordinary business operations                172,541,431.56         158,107,671.69



--------------------------------------------------------------------------------------------------
15.  Taxes on income                                             220,398.14             573,556.01


--------------------------------------------------------------------------------------------------
16. Other taxes, where not shown
    under item 10                                                 95,151.53             177,782.24

--------------------------------------------------------------------------------------------------
17. Allocation to reserves for
    interest rate reductions                                  68,795,701.38          70,778,025.06

--------------------------------------------------------------------------------------------------
18.  Net profit                                              103,430,180.51          86,578,308.38


--------------------------------------------------------------------------------------------------
19.  Balance brought forward
     from the previous year                                    1,969,382.91          33,249,577.47
                                                             105,399,563.42         119,827,885.85


--------------------------------------------------------------------------------------------------
20. Transfers to retained profit and reserves
    to other retained profit and reserves                    103,000,000.00          85,500,000.00


--------------------------------------------------------------------------------------------------
21.  Distributable profit                                      2,399,563.42          34,327,885.85

--------------------------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

General principles

         Landeskreditbank Baden-Wurttemberg - Forderbank (L-Bank) was established by legislation passed on November 11, 1998, which came into effect on December 1, 1998. In accordance with ss. 2 para. 1 subpara. 1 of the L-Bank Act, the share capital of the Bank is EUR 250 million.

         The financial statements for L-Bank have been drawn up in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch [HGB]) and the Regulation on the Accounting Principles Applied to Credit Institutions (Verordnung uber die Rechnungslegung fur Kreditinstitute [RechKredV]).

         Headings and items on the balance sheet and statement of income are classified in accordance with the financial statement forms that appear in RechKredV. In the process, L-Bank has added an extra item to the expenses side of the statement of income, "Allocation to reserves for interest rate reductions" (ss. 265 para. 5 HGB).

         The majority interests declared in the financial statements are of minor significance overall. For this reason the Bank did not prepare consolidated financial statements for the period (ss. 296 para. 2 HGB).

Foreign currency translation principles

         Foreign currency amounts have been translated in accordance with the provisions set out in ss. 340h HGB and declaration BFA 3/95. Assets and liabilities denominated in foreign currencies, together with unprocessed spot exchange transactions, have been translated at the middle spot rate on December 30, 2003, being the last day of the year on which there was a liquid foreign exchange market.

         For purposes of currency translation, currency items have been calculated by offsetting claims and obligations arising from on-balance-sheet and off-balance-sheet transactions in the respective currencies. These transactions were classified and valued using the special cover option in the respective currencies. Accordingly, all expenses and earnings arising from currency translation are shown in the income statement as required by ss. 340 h para. 2 subparas. 1 and 2 HGB; there was no requirement to show income under a separate heading as the items outstanding on the balance sheet date fall within the same timeframe.

Methods of accounting and valuation

         Assets, liabilities and pending transactions have been valued in accordance with the general provisions of ss.ss. 252 ff. HGB, taking into account the special rules applying to credit institutions (ss.ss. 340e ff. HGB).

         Receivables from credit institutions and customers are shown at par value, liabilities to credit institutions and customers at redemption value. Any interest-based differences are shown under deferrals and pre-payments and written back pro rata temporis. Service charges are entered immediately. Low-interest or non-interest-bearing receivables are discounted. Reserves for interest rate subsidies are set up to cover loans made under the auspices of development programs. Zero bonds and similar securities issued are shown at the issue price plus interest calculated up to the balance sheet date pro rata temporis.

         All recognized individual risks and country risks arising out of the Bank's lending business were appropriately provided for, either by accumulated amortization for losses on individual loan accounts or by reserves. Lump-sum reserves have been established to cover latent credit risks, and the Bank maintains prudential reserves to cover general banking risks. Individual provisions and lump-sum reserves have been deducted from the assets or liabilities side as appropriate, as has the reserve for general banking risks set up in compliance with ss. 340f HGB.

         Securities in the trading portfolio and liquidity reserve are valued strictly according to the principle of lower of cost or market value as at the balance sheet date. Securities treated as fixed assets are shown at net book value, differences between book value and redemption value (i.e. premiums or discounts) being marked up or down pro rata to term.

         Equity investments in non-affiliated and affiliated companies are valued at the lower of acquisition cost or fair value, according to the rules applying to fixed assets.

         Tangible assets are valued at acquisition or production cost, less scheduled depreciation. Where the value of an item is expected to continue to decline, unscheduled depreciation has been applied as appropriate. Minor fixed assets are fully depreciated in the year of acquisition.

         Reserves for pension commitments and for obligations under the Bank's employee pension scheme have been calculated using the method of computation provided for in ss. 6a of the German Income Tax Act (Einkommensteuergesetz [EStG]) applying the updated Heubeck mortality tables. Adequate provisions have been made to cover the early retirement scheme provided for by collective agreement and the part-time employment scheme devised for employees approaching retirement, as well as any obligations arising in connection with long-service bonuses and other benefits.

         Other reserves are set at the amount deemed necessary by the exercise of reasonable business judgment to cover all uncertain liabilities and potential losses on pending transactions.

         The Bank concludes derivative transactions primarily in order to control interest rate exposure - they are not valued. The Bank also trades in derivatives in order to hedge balance sheet items and on its own account. Market values are based on interest rates prevailing at December 30, 2003, being the last day of the year on which there was a liquid foreign exchange market. Transactions for hedging purposes are valued together with the relevant balance sheet items.

         The market values of bonds, notes and derivatives held for the Bank's own account are determined individually as at the balance sheet date. The Bank currently holds four portfolios governed by EUR interest rate risks and offsets valuation gains and losses within these portfolios. In accordance with the non-parity principle, any positive balance is not appropriated, whereas a provision is made to cover a negative balance.

Principles of the German Banking Act (Kreditwesengesetz [KWG])

         Throughout 2002, the Bank adhered to Principle I (relating to capital adequacy) and Principle II (relating to liquidity).

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

Maturities of selected balance sheet items
(to final maturity or first call)
--------------------------------------------------------------------------------------------
                                                          Dec. 31, 2003        Dec. 31, 2002
--------------------------------------------------------------------------------------------
                                                               EUR '000             EUR '000
--------------------------------------------------------------------------------------------
Receivables from credit institutions

   payable on demand                                             91,035               67,680
   due in three months or less                                2,447,805            2,456,809
   due in more than three months to one year                  1,233,705            1,015,186
   due in more than one year to five years                    3,440,884            2,997,131
   due in more than five years                                4,547,235            4,025,393


--------------------------------------------------------------------------------------------
Receivables from customers
   due in three months or less                                  727,522              502,867
   due in more than three months to one year                  1,051,845              649,987
   due in more than one year to five years                    2,817,343            2,400,261
   due in more than five years                               19,987,347           19,705,074


--------------------------------------------------------------------------------------------
Notes and other interest-bearing securities

   Loans and notes payable in
   the following year                                           791,624              808,708


--------------------------------------------------------------------------------------------
Liabilities to credit institutions

   payable on demand                                            112,390              192,409
   due in three months or less                                4,016,730            3,402,134
   due in more than three months to one year                  1,261,686            1,764,600
   due in more than one year to five years                    6,309,218            4,488,868
   due in more than five years                                7,200,426            9,881,194


--------------------------------------------------------------------------------------------
Liabilities to customers

   payable on demand                                            122,014              115,740
   due in three months or less                                  780,463              279,202
   due in more than three months to one year                    257,834               95,178
   due in more than one year to five years                      493,734              873,225
   due in more than five years                                3,506,268            2,632,769


--------------------------------------------------------------------------------------------
Certificated liabilities

   due in three months or less                                  368,727              635,384
   due in more than three months to one year                  2,917,473            1,816,999
   due in more than one year to five years                   10,987,280           10,140,068
   due in more than five years                                2,142,217            1,989,758
   thereof under subitem
   "Notes and bonds issued"
   payable in the following year: TEUR
   3,286,200

--------------------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

Notes individual balance sheet items
--------------------------------------------------------------------------------------------
                                                          Dec. 31, 2003        Dec. 31, 2002
--------------------------------------------------------------------------------------------
                                                               EUR '000             EUR '000
--------------------------------------------------------------------------------------------
Receivables from credit institutions

Under this heading are shown:

o  receivables from
   non-affiliated companies                                     128,000              286,209
o  subordinated receivables                                           0                    0

--------------------------------------------------------------------------------------------
Receivables from customers

Under this heading are shown:

o  receivables from affiliated companies                        140,598              151,453
o  receivables from
   non-affiliated companies                                     230,430              247,276
o  subordinated receivables                                       2,271                8,476



--------------------------------------------------------------------------------------------
Notes and other
interest-bearing securities

The subitem "Bonds and notes"
does not include any certificated
subordinated receivables or receivables
from affiliated or non-affiliated companies.

Of the securities shown
under this heading:

o  listed securities account for                              8,341,014            8,116,537
o  unlisted securities account for                              156,924              160,317

Securities amounting to TEUR 8,192,630
are assigned to fixed assets.
Of these, TEUR 2,074,605
are valued as fixed assets.

--------------------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

Notes to individual sheet items
--------------------------------------------------------------------------------------------
                                                          Dec. 31, 2003        Dec. 31, 2002
--------------------------------------------------------------------------------------------
                                                               EUR '000             EUR '000
--------------------------------------------------------------------------------------------
Shares and other non-fixed interest securities

This item includes:

o  subordinated assets in the amount of                               0                6,462
o  non-affiliated companies account for                               -                    -

Of the marketable securities included in this item:

o  listed securities account for                                      0                6,462
o  unlisted securities account for                                    -                    -


--------------------------------------------------------------------------------------------
Equity investments in non-affiliated companies

Of the marketable securities included under equity investment in non-affiliated companies:

o  listed securities account for                                      0              120,563
o  unlisted securities account for                                    0                    0


--------------------------------------------------------------------------------------------
Equity investments in affiliated companies

This item does not include equity investments which have been certified as marketable securities.


--------------------------------------------------------------------------------------------
Fiduciary assets

This item is broken down as follows:

o  Receivables from credit institutions                         171,036              181,189
o  Receivables from customers                                   340,841              485,361


--------------------------------------------------------------------------------------------
Tangible assets

This item includes:

o  real estate and buildings utilized
   for the Bank's own activities                                 86,359               89,631
o  furniture and office equipment                                12,408               13,003

--------------------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

Notes to individual balance sheet items
--------------------------------------------------------------------------------------------
                                                          Dec. 31, 2003        Dec. 31, 2002
--------------------------------------------------------------------------------------------
                                                               EUR '000             EUR '000
--------------------------------------------------------------------------------------------
Deferred charges, prepaid expenses and deferred items
Assets

o  Difference between net loan proceeds or
   original cash outlay and lower par (nominal)
   value of receivables                                          78,922               54,480
o  Difference between amount issued and
   higher amount repayable of payables                           55,385               53,770


--------------------------------------------------------------------------------------------
Liabilities to credit institutions

Under this heading are shown:

o  liabilities to affiliated companies                                -                    -
o  liabilities to non-affiliated companies                            0                  713


--------------------------------------------------------------------------------------------
Liabilities to customers

Under this heading are shown:

o  liabilities to affiliated companies                           14,615               26,679
o  liabilities to non-affiliated companies                            -                    -
                                                                            ----------------


--------------------------------------------------------------------------------------------
Fiduciary liabilities

Fiduciary liabilities are divided up into:

o  liabilities to credit institutions                            66,746               85,759
o  liabilities to customers                                     445,131              580,790


--------------------------------------------------------------------------------------------
Deferred charges, prepaid expenses and deferred items
Liabilities

o  Difference between net loan proceeds or
   original cash outlay and higher par (nominal)
   value of receivables                                          28,982               36,485
o  Difference between amount issued and
   lower amount repayable of payables                             1,477                2,338

--------------------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

Notes to individual balance sheet items
--------------------------------------------------------------------------------------------
                                                          Dec. 31, 2003        Dec. 31, 2002
--------------------------------------------------------------------------------------------
                                                               EUR '000             EUR '000
--------------------------------------------------------------------------------------------
Subordinated liabilities

This item does not include any liabilities to affiliated or non-affiliated companies.

Interest expenses in respect of subordinated
liabilities                                                      21,493               18,412
--------------------------------------------------------------------------------------------


Individual subordinated issues exceeding 10% of the total amount of the subordinated liabilities break down as follows:

       Currency   Amount in  millions   Interest rate (%)          Due on
   ----------------------------------------------------------------------
            EUR           85            Zero coupon issue   Dec. 30, 2010

   ----------------------------------------------------------------------
            EUR          250                       4.1250   Jan. 14, 2009
   ----------------------------------------------------------------------


All subordinated liabilities constitute exclusively supplemental capital and meet the requirements of the German Banking Act (Kreditwesengesetz [KWG]). Of significance here is the subordinated nature of the Bank's liabilities in relation to all non-subordinated liabilities due to other creditors. In the event of liquidation, subordinated creditors are only entitled to receive payment after all liabilities due to other creditors have been paid in full.

Retrospective limitation of the subordinated nature of the liability or the original maturity (of at least five years) or the agreed period of notice, is precluded.

In accordance with state legislation, L-Bank is unable to file for insolvency.

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

Individual material items
--------------------------------------------------------------------------------------------
                                                          Dec. 31, 2003        Dec. 31, 2002
--------------------------------------------------------------------------------------------
                                                               EUR '000             EUR '000
--------------------------------------------------------------------------------------------
Other assets

o  Premiums on interest rate options                              6,396                9,695
o  Objets d'art                                                  13,715               13,722
o  Real estate and buildings in the current asset
   portfolio                                                     15,544                8,763


--------------------------------------------------------------------------------------------
Other liabilities

o  Adjustment item for foreign exchange valuation
   of off-balance-sheet transactions                          1,108,223              492,026
o  Liabilities arising from contributions to state
   highway construction project                                  15,339               15,339
o  One-off payments on swaps due at maturity                     11,321                4,700
o  Liabilities relating to outstanding premiums on
   interest rate options                                          6,956                9,275
o  Trade payables                                                 3,040                4,433
o  Deductible taxes                                               2,434                2,461


--------------------------------------------------------------------------------------------
Deferred items on the liability side

o  Prepaid interest subsidies received from third
   parties                                                      907,619            1,007,367
o  One-off payments on swaps due at maturity                     38,899               40,822


--------------------------------------------------------------------------------------------
Contingency reserves

o  Under other reserves:
   reserves for L-Bank interest subsidies                       560,589              611,450


--------------------------------------------------------------------------------------------
Commissions paid

o  Commissions paid for administration of loans
   in a fiduciary capacity                                        7,698                9,580


--------------------------------------------------------------------------------------------
Other operating income

o  Rental income                                                  7,155                8,018
o  Income from services to third parties                         16,645               15,949

--------------------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

Individual material items
--------------------------------------------------------------------------------------------
                                                          Dec. 31, 2003        Dec. 31, 2002
--------------------------------------------------------------------------------------------
                                                               EUR '000             EUR '000
--------------------------------------------------------------------------------------------
Depreciation and accumulated amortization on equity
investments in non-affiliated companies, affiliated
companies and securities treated as fixed assets

o  Unscheduled depreciation                                      17,705                4,720


--------------------------------------------------------------------------------------------
Other operating expenses

o  Expenses relating to grants and subsidies
   provided under development programs managed
   on behalf of the state of Baden-Wurttemberg                   18,407               18,407


--------------------------------------------------------------------------------------------
Total value of assets and debts
denominated in foreign currencies

o  Assets                                                       678,508              761,808
o  Debts                                                      4,612,033            3,455,007

The risk of exchange rate fluctuations arising from balance sheet items denominated in foreign currencies is essentially covered by off-balance-sheet hedging transactions


--------------------------------------------------------------------------------------------
Book value of assets sold for repurchase (true repo
agreements pursuant to ss. 340b para. 4 HGB)

In the context of sell and buy-back transactions
with other credit institutions                                        0               78,646


--------------------------------------------------------------------------------------------
Assets lodged as security for liabilities

For other liabilities

o  interest rate futures transactions                                 0                4,703

--------------------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

Other financial obligations
----------------------------------------------------------------------------------------------------------
The total sum of other financial obligations
existing at the balance sheet date which are not
included in the balance sheet or shown below the
line is of minor significance to an evaluation
of the Bank's financial position.



Transactions involving derivatives
----------------------------------------------------------------------------------------------------------
At the balance sheet date, the following                Replacement costs were calculated on the basis of
transactions involving financial derivatives            market prices. All contracts with a positive
(forward transactions as defined in ss. 36              market value have been taken into account; they
RechKredV) formed part of L-Bank's portfolio. The       have not been set off against contracts with a
majority of the transactions were undertaken in         negative market value by contracting party. Taking
order to hedge interest rate and exchange rate          all existing netting agreements into account,
fluctuations. The respective credit risk                replacement costs have fallen by EUR 1,776
equivalents have been calculated using the market       million, from EUR 2,509 million to EUR 733
valuation method based on the appropriate               million.
counterparty weighting with the corresponding
percentage add-on. The practice of netting - the        The following tables do not include fully hedged
offsetting of negative market values - was not          derivative structures incorporated into standard
applied.                                                Bank products.




Transactions involving derivatives - by contracting party

---------------------------------------------------------------------------------------------------------------------
                                                 Dec. 31, 2003     Dec. 31, 2002    Dec. 31, 2003       Dec. 31, 2003
---------------------------------------------------------------------------------------------------------------------
                                                                                      Credit risk
                                                Nominal values    Nominal values      equivalents   Replacement costs
---------------------------------------------------------------------------------------------------------------------
                                                   EUR million       EUR million      EUR million         EUR million
---------------------------------------------------------------------------------------------------------------------

o  Banks in the OECD                              85,515            71,195               568             1,903
o  Public-sector institutions in the OECD            549                75                35                32
o  Other counterparties
   (incl. stock exchange contracts)                7,489             6,429               829               574

Total                                             93,553            77,699             1,432             2,509
---------------------------------------------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

Transactions involving derivatives - by maturity

-------------------------------------------------------------------------------------------------------------------------------
                          Dec. 31, 2003  Dec. 31, 2002   Dec. 31, 2003   Dec. 31, 2002        Dec. 31, 2003       Dec. 31, 2002
-------------------------------------------------------------------------------------------------------------------------------
                          Interest rate  Interest rate        Currency        Currency   Credit  derivative   Credit derivative
                                  risks          risks           risks           risks                risks               risks
-------------------------------------------------------------------------------------------------------------------------------
                            EUR million    EUR million     EUR million     EUR million          EUR million         EUR million
-------------------------------------------------------------------------------------------------------------------------------

Residiual maturities

o  up to 3 months                 5,062          5,850             452             169                   20             100
o  up to 1 year                  19,185          6,615             921              28                   30              55
o  up to 5 years                 25,176         24,422           3,139           3,144                  566             340
o  more than 5                   37,854         36,256             715             435                  433             285
     years

Total                            87,277         73,143           5,227           3,776                1,049             780
-------------------------------------------------------------------------------------------------------------------------------


Transactions involving derivatives - by volume

------------------------------------------------------------------------------------------------------------------
                                                Dec. 31, 2003     Dec. 31, 2002     Dec. 31, 2003    Dec. 31, 2003
------------------------------------------------------------------------------------------------------------------
                                                                                      Credit risk      Replacement
                                               Nominal values    Nominal values       equivalents            costs
------------------------------------------------------------------------------------------------------------------
                                                  EUR million       EUR million       EUR million      EUR million
------------------------------------------------------------------------------------------------------------------

Interest rate risks

o  Interest rate swaps                                 86,625            72,138               635            2,078
o  Interest rate options
     - bought                                               0                 0                 0                0
     - sold                                                 0                 0                 -                -
o  Caps                                                   383               895                 0                0
o  Stock exchange contracts                                 0               110                 0                0
o  Other forward transactions                             269                 0                35               31

Interest rate risks - total -                          87,277            73,143               670            2,109


------------------------------------------------------------------------------------------------------------------
Currency risks

o  Forward exchange deals                                 498               176                 2                5
o  Cross-currency interest rate                         4,729             3,600                63               40
     swaps

Currency risks - total -                                5,227             3,776                65               45


------------------------------------------------------------------------------------------------------------------
Credit derivatives

o  Credit default swaps
o  as guarantor                                           675               525               343                2
o  as guarantee                                            20                 0                 0                0
o  Credit-linked notes
o  as guarantor                                           354               255               354              353

Credit derivatives - total -                            1,049               780               697              355

------------------------------------------------------------------------------------------------------------------
All credit default swaps have been assigned to investments. Credit default swaps for which the Bank is acting as guarantor appear under contingent liabilities at their nominal value. Credit-linked notes are shown under securities.

The transactions reported above include the following commercial transactions:
------------------------------------------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

Transactions involving derivatives - commercial transactions

--------------------------------------------------------------------------------------------------------------------
                                                Dec. 31, 2003     Dec. 31, 2002     Dec. 31, 2003      Dec. 31, 2003
--------------------------------------------------------------------------------------------------------------------
                                                                                      Credit risk
                                               Nominal values    Nominal values       equivalents  Replacement costs
--------------------------------------------------------------------------------------------------------------------
                                                  EUR million       EUR million       EUR million        EUR million
--------------------------------------------------------------------------------------------------------------------

0  Interest rate contracts                              1,370             3,879                 17                62

Total                                                   1,370             3,879                 17                62
--------------------------------------------------------------------------------------------------------------------


Statement on tax liability
--------------------------------------------------------------------------------------------------------------------
Under ss.5 para. 1 no. 2 of the Corporation Tax Act (Korperschaftsteuergesetz [KStG]) and ss.3 no. 2 of the Trade
Tax Act (Gewerbesteuergesetz [GewStG]), Landeskreditbank Baden-Wurttemberg - Forderbank is exempt from corporation tax and trade tax.
--------------------------------------------------------------------------------------------------------------------

L-Bank's equity holdings pursuant to ss. 285 no. 11 HGB

---------------------------------------------------------------------------------------------------------------
No. Name/Registered office                                 Holding    Equity capital (*)    Net income/loss (*)
                                                              in %           in Euro'000           in Euro '000
---------------------------------------------------------------------------------------------------------------
                                                          (direct)

1. Austria Beteiligungsgesellschaft mbH, Stuttgart           33.34                35,588                    809
---------------------------------------------------------------------------------------------------------------
2. Industriepark Gottmadingen AG, Gottmadingen              100.00                25,813                  1,573
---------------------------------------------------------------------------------------------------------------
3. MBG Mittelstandische Beteiligungsgesellschaft Baden-      26.80                16,175                    978
   Wurttemberg GmbH, Stuttgart
---------------------------------------------------------------------------------------------------------------
4. PT German Centre Indonesia,                               83.67            -4,661(**)              1,735(**)
   Bumi Serpong Damai, Indonesia
---------------------------------------------------------------------------------------------------------------
5. Technologiepark Karlsruhe GmbH, Karlsruhe                 96.00                17,743                   -568
---------------------------------------------------------------------------------------------------------------
6. Technologieparks Tubingen-Reutlingen, Tubingen           100.00                11,790                   -462
---------------------------------------------------------------------------------------------------------------
7. StEP Stuttgarter EngineeringPark GmbH, Stuttgart         100.00                53,315                   -532
---------------------------------------------------------------------------------------------------------------
8. STAIR Stuttgart Airpark GmbH, Stuttgart                  100.00                   665                   -710
---------------------------------------------------------------------------------------------------------------
9. Mentasys GmbH, Karlsruhe                                  38.64                   728                   -918
---------------------------------------------------------------------------------------------------------------
10. detectis GmbH, Freiburg                                  39.43                    -2                   -845
---------------------------------------------------------------------------------------------------------------
11. Sympore GmbH, Reutlingen                                 27.95                  -810                 -1,922
---------------------------------------------------------------------------------------------------------------
12. Complexio GmbH, Freiburg                                 37.55                   163                   -125
---------------------------------------------------------------------------------------------------------------
13. Elexxion GmbH, Radolfzell                                32.43                   101                    -49
---------------------------------------------------------------------------------------------------------------
14. Greenovation GmbH                                        33.82                  -262                 -1,648
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------

(*) For last available financial year in each case

(**) Exchange rate as at Dec. 31, 2003: 1 euro = 10,617 rupiah

PT German Centre Indonesia was provided with a Letter of Support in respect of financial year 2004, which capitalized the company sufficiently for it to meet its obligations as they fall due.





Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

Fixed assets analysis

----------------------------------------------------------------------------------------------------------------------------
EUR '000
----------------------------------------------------------------------------------------------------------------------------
                                                                                 Write-offs                     Write-offs
Fixed assets -     Historical                                                    and                            and
balance sheet      cost                                                Write-    cumulative     Book value      depreciation
items -            Jan. 1, 2003   Additions   Retirements  Transfers    ups      depreciation   Dec. 31, 2003   in 2003
----------------------------------------------------------------------------------------------------------------------------
Notes and other
interest-bearing
securities            7,513,809                                                                     8,033,700            0
----------------------------------------------------------------------------------------------------------------------------
Shares and
other non-fixed-
interest
securities                    0        Net adjustment in compliance with                                   0            0
---------------------------------   ss. 34, para. 3, subpara. 2 RechKredV:   ----------------------------------------------
Equity                  187,701                 TEUR 487,877                                         173,362       -6,705
investments in
non-affiliated
companies
----------------------------------------------------------------------------------------------------------------------------
Equity                  119,682                                                                       102,008      -11,000
investments in
affiliated
companies
----------------------------------------------------------------------------------------------------------------------------
Tangible assets         174,778       8,167          -663          0         0        -59,617         122,665      -11,077
----------------------------------------------------------------------------------------------------------------------------
Other assets             13,741          37           -42          0         0            -22          13,714           -7
----------------------------------------------------------------------------------------------------------------------------

Landeskreditbank Baden-Wurttemberg - Forderbank - hedging account for mortgage bonds at December 31, 2003

--------------------------------------------------------------------------------
                                              Dec. 31, 2003       Dec. 31, 2002
--------------------------------------------------------------------------------
                                                EUR million         EUR million
--------------------------------------------------------------------------------

Mortgage bonds issued                                 2,295               3,104

Specific assets allocated for hedging
o  receivables from credit institutions                 162                 206
o  receivables from customers                         2,568               3,234
Surplus cover                                           435                 336

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2003

Total emoluments paid out to authorities and administrative bodies of Landeskreditbank Baden-Wurttemberg - Forderbank - in 2003

------------------------------------------------------------------------------------------------------------
                                                                             Dec. 31, 2003     Dec. 31, 2002
------------------------------------------------------------------------------------------------------------
                                                                                  EUR '000          EUR '000
------------------------------------------------------------------------------------------------------------

o  Board of Governors                                                                  160               160
o  Board of Management                                                               1,585             1,582
o  Former members of the Board of Management
   or their dependents                                                               1,048               890
o  Advisory Council (incl. travel expenses)                                            214               214
o  Pension reserves for former members of the
   Board of Management and their dependents                                         11,271            11,413
------------------------------------------------------------------------------------------------------------



Loans to members of administrative bodies (incl. contingent liabilities)

------------------------------------------------------------------------------------------------------------
                                                                             Dec. 31, 2003     Dec. 31, 2002
------------------------------------------------------------------------------------------------------------
                                                                                  EUR '000          EUR '000
------------------------------------------------------------------------------------------------------------

o  - Board of Governors                                                                346               683
o  - Board of Management                                                             1,140             1,218
------------------------------------------------------------------------------------------------------------



Average number of staff employed in 2003

------------------------------------------------------------------------------------------------------------
                                                                            Male       Female          Total
------------------------------------------------------------------------------------------------------------

Employees                                                                    506          628          1,134

of whom: full-time employees                                                 495          420            915
         part-time employees                                                  11          208            219

excluding trainees, temporary staff, students
on placement, volunteers, cleaning staff
------------------------------------------------------------------------------------------------------------

Directorships held by members of the Board of Management and employees of L-Bank pursuant to ss. 340a para. 4 no. 1 HGB



Christian Brand, Chairman of the Board of Management

Baden-Wurttembergische Bank AG, Stuttgart                             Member of the Supervisory Board
BWK GmbH Unternehmensbeteiligungsgesellschaft, Stuttgart              Member of the Supervisory Board
Clariant GmbH, Frankfurt                                              Member of the Supervisory Board
Sachsische Aufbaubank - Forderbank, Dresden                           Member of the Board of Governors
Tourismus-Marketing GmbH Baden-Wurttemberg, Stuttgart                 Vice Chairman of the Supervisory Board
Vorarlberger Landes- und Hypothekenbank AG, Bregenz                   Member of the Supervisory Board


Jurgen Hagele, Vice Chairman of the Board of Management

Business-Park Goppingen GmbH, Goppingen                               Member of the Supervisory Board
Industriepark Gottmadingen AG (IPG), Gottmadingen                     Chairman of the Supervisory Board


Dr. Manfred Schmitz, Member of the Board of Management

MBG Mittelstandische Beteiligungsgesellschaft
Baden-Wurttemberg GmbH, Stuttgart                                     Member of the Supervisory Board
Industriepark Gottmadingen AG (IPG), Gottmadingen                     Vice Chairman of the Supervisory Board


Peter Arnold, Executive Officer

Business-Park Goppingen GmbH, Goppingen                               Member of the Supervisory Board
Industriepark Gottmadingen AG (IPG), Gottmadingen                     Member of the Supervisory Board
PT German Centre Indonesia, Bumi Serpong Damai, Indonesia             Chairman of the Supervisory Board


Lothar Mierisch, Executive Officer

Finanzierungsgesellschaft fur Offentliche Vorhaben
des Landes Baden-Wurttemberg mbH, Stuttgart                           Member of the Board of Governors


Walter Weik, Executive Officer

Landsiedlung Baden-Wurttemberg GmbH, Stuttgart                        Member of the Supervisory Board
MBW Marketing- und Absatzforderungsgesellschaft fur Agrar- und
Forstprodukte aus Baden-Wurttemberg mbH, Stuttgart                    Member of the Supervisory Board
Stadtbau GmbH Pforzheim, Pforzheim                                    Member of the Supervisory Board


Jurgen Schnieder, Head of Department

PT German Centre Indonesia, Bumi Serpong Damai, Indonesia             Member of the Supervisory Board

Authorities of Landeskreditbank
Baden-Wurttemberg -- Forderbank


Board of Management           Members of the Board of Governors 2003
-----------------------------------------------------------------------------------------------------------------------------------
Christian Brand               Full members:                                                           Advisory members:
Chairman

                              State government representatives:

Jurgen Hagele                 Dr. Walter Doring MdL
Vice Chairman                 Minister of Economic
                              Affairs
                              Chairman

Dr. Manfred Schmitz                                                 Wirtsch.-Ing.                     Rudiger Ruhnow
Member of the Board of        Gerhard Stratthaus MdL                Bernd Bechtold                    Chairman of the Central Staff
Management                    Minister of Finance                   President of the Karlsruhe        Council at L-Bank, Karlsruhe
                              Vice Chairman                         Chamber of Commerce and Industry
                                                                    (from Dec. 1, 2003)

Prof. Dr. Dieter Puchta       Dr. Thomas Schauble MdL               Heinz Kalberer                    Reiner Enzmann
Member of the Board of        Minister of the Interior              Lord Mayor of Vaihingen           Chairman of the Staff Council
Management (to June 30,       Vice Chairman                                                           of L-Bank, Karlsruhe
2003)
                              Willi Stachele MdL
                              Minister for Food and Rural Planning
                              Vice Chairman
                              Ulrich Muller MdL                     Gisela Graber                     Gabriele Propp
                              Minister of the Environment,          Deputy Chairman of the Regional   Chairman of the Staff Council
                              Transport and Communications          Chapter ver.di e.V., Stuttgart    of L-Bank, Stuttgart

                              Dr. Friedhelm Repnik MdL              Otwin Brucker
                              Minister of Social Affairs            President of the Baden-Wurttemberg
                                                                    Association of Municipalities
                              Rudolf Bohmler
                              State Secretary at the Ministry of
                              State                                 Gerhard Burkhardt
                                                                    Chairman of the Board of
                              Dr. Rainer Hagele                     Management of the Verband baden-
                              Undersecretary at the Ministry of     wurttembergischer
                              Finance                               Wohnungsunternehmen e.V.,
                                                                    Stuttgart

                              Other members:                        Dr. Christoph Niemann
                                                                    Member of the Supervisory Board of
                              Klaus Hackert                         HSBC Trinkaus & Burkhardt KGaA,
                              President of the Baden-Wurttemberg    Dusseldorf (to Nov. 30, 2003)
                              Association of Craftsmen
                                                                    Marco Freiherr von Maltzan
                              Norbert Keller                        Chairman of the Board of
                              President of the Karlsruhe Chamber    Management of BERU AG,
                              of Commerce and Industry (to Nov.     Ludwigsburg (from Dec. 1, 2003)
                              30, 2003)

-----------------------------------------------------------------------------------------------------------------------------------
State government
deputy representatives

Dr. Karl Epple                   Hermann Strampfer                  Frank Zach                         Prof. Konrad Freiherr von
Undersecretary at the Ministry   Assistant Undersecretary and       Head of the Trade and Industry     Rotberg Assistant
of Economic Affairs (to Nov.     Head of Dept. I at the             Department of the                  Undersecretary and Head
30, 2003)                        Ministry of State                  Baden-Wurttemberg Chapter of DGB   of the Department of
                                                                                                       Constitutional,
                                                                                                       Municipal, Savings Bank
                                                                                                       and Legal Affairs at the
                                                                                                       Ministry of the Interior

Dr. Horst Mehrlander             Julian Wurtenberger                Georg Mehl                         Klaus Roscheisen
State Secretary at the           Assistant Undersecretary and       Senator (retd.)                    Assistant Undersecretary and
Ministry of Economic Affairs     Head of Dept. II at the            Wustenrot & Wurttembergische AG    Head of the Administration
(from Dec. 1, 2003)              Ministry of State (to Nov. 30,     (to Nov. 30, 2003)                 Department at the Ministry
                                 2003)                                                                 of the Environment,
                                                                                                       Transport and Communications

Wolfgang Ruckert MdL             Dr. Rudolf Kuhner Assistant        Dr. Jurgen Schutz                  Christian Luft
State Secretary at the           Undersecretary and Head of         Vice President of the              Assistant Secretary and Head
Ministry of Finance              Dept. III at the Ministry of       Baden-Wurttemberg Association of   of the Central Office at the
                                 State (from Dec.                   District Councils (from Dec. 1,    Ministry of Social Affairs
                                 1, 2003)                           2003)

Roland Eckert Undersecretary     Deputy representatives:            Karl-Heinz Reinheimer              Bernhard Giess
at the Ministry of the                                              Honorary Chairman of the           Assistant Secretary and Head
Interior (to Jan. 31, 2003)      Joachim Wohlfeil                   Bundesverband Freier               of the State Budget, Real
                                 President of the Karlsruhe         Wohnungsunternehmen e.V.,          Estate and Investments
                                 Chamber of Craftsmen               Sindelfingen (to Nov. 30, 2003)    Section of the Ministry of
                                                                                                       State (to March 23, 2003)

Max Munding Undersecretary at    Dr. Ing. Hansjorg Rieger           Andreas Schmitz                    Reiner Moser
the Ministry of the Interior     Managing Partner of                General Partner of HSBC Trinkaus   Assistant Secretary and Head
(from Feb. 1, 2003 to Nov. 30,   RUD-Kettenfabrik Rieger &          & Burkhardt KGaA, Dusseldorf       of the Budget and Fiscal
2003)                            Dietz, Aalen                       (from Dec. 1, 2003)                Policy, Tax Appraisal, Real
                                                                                                       Estate and Investments
                                                                                                       Section of the Ministry of
                                                                                                       State (from March 24, 2003)

Heribert Rech MdL                Egon Gushurst                      Wilhelm Freiherr von Haller        Norbert Schmitt
State Secretary at the           Certified Public Accountant        Member of the Board of Management  Assistant Secretary and Head
Ministry of the Interior (from   and Honorary President of          Deutsche Bank AG                   of the State Investment and
Dec. 1, 2003)                    Badischer Genossenschaftsverband                                      Banking Section at the
                                 Raiffeisen-Schulze-Delitzsch                                          Ministry of Finance
                                 e.V., Karlsruhe (to Nov. 30,
                                 2003)

Rainer Arnold Undersecretary     Gerhard Rosswog Spokesman for      Prof. Dr. Willi Weiblen
at the Ministry for Food and     the Board of Management of         Assistant Undersecretary and
Rural Planning                   Badischer Genossenschaftsverband   Head of the Department of
                                 Raiffeisen-Schulze-Delitzsch       Economic and Structural Policy
                                 e.V., Karlsruhe (from Dec. 1,      at the Ministry of Economic
                                 2003)                              Affairs

Stefan Mappus MdL                                                   Walter Leibold
State Secretary at the                                              Assistant Undersecretary and Head
Ministry of the Environment,                                        of the Department of Financial
Transport and Communications                                        Policy and Investments at the
                                                                    Ministry of Finance



Bernhard Bauer Undersecretary
at the Ministry of Social
Affairs

Proposal of the Board of Management for the appropriation of retained profits

EUR 103.0 million of the net profit for the financial year 2003 has already been appropriated to retained profit and reserves. Of the remaining distributable profit totaling EUR 2,399,563.42, the Board of Management proposes that EUR 2,000,000 should be appropriated to retained profit and reserves, and that the remaining EUR 399,563.42 should be carried forward to next year's account.

Karlsruhe, March 16, 2004

Landeskreditbank Baden-Wurttemberg - Forderbank

/s/ Christian Brand            /s/ Jurgen Hagele        /s/ Dr. Manfred Schmitz
--------------------           ------------------       ------------------------
Christian Brand                Jurgen Hagele            Dr. Manfred Schmitz

Independent Auditors' opinion

         We have audited the financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - ("L-Bank" or "the Bank"), Karlsruhe, for the financial year ending December 31, 2003. The accounting and preparation of the financial statements and of the management report of the Bank in accordance with German commercial law are the responsibility of the Board of Managing Directors of L-Bank. Our responsibility is to express an opinion based on our audit on the financial statements and the management report of the Bank. We conducted our audit of the financial statements in accordance with ss. 317 HGB (the German Commercial Code and the German generally accepted standards for the audit of financial statements promulgated by the "Institut der Wirtschaftspufer" (IDW, the German Institute of Certified Public Accountants). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the presentation of the net assets, financial position, and results of operation in the financial statements, drawn up in accordance with the German generally accepted accounting principles, and in the management report of the Bank are free of material misstatement. Knowledge of the business activities and the economic and legal environment of the Bank and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the financial statements, and the management report of the Bank are primarily examined on a test basis within the framework of the audit. The audit of the financial statements includes assessing the accounting principles applied and the significant estimates made by the Board of Managing Directors of L-Bank and evaluating the overall presentation of the financial statements and management report of the Bank. We believe that our audit provides a reasonable basis for our opinion.

         Our audit did not lead to any objections.


         In our opinion, the financial statements give a true and fair view of the net assets, financial position, and results of operations of the Bank in accordance with German generally accepted accounting principles. Seen in total, the management report of the Bank is an accurate representation of the position of the Bank and accurately reflects the risks entailed in its future development.

         Stuttgart, March 29, 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft

/s/ Schuldt                                             /s/ Apitzsch
------------------------                                ------------------------
Schuldt                                                 ppa. Apitzsch
Auditor                                                 Auditor

                         FINANCIAL STATEMENTS OF L-BANK

                                  AS OF AND FOR

                        THE YEAR ENDED DECEMBER 31, 2002

Landeskreditbank Baden-Wurttemberg - Forderbank - Balance sheet as of December 31, 2002
--------------------------------------------------------------------------------------------------------------------------------
Assets                                                                                        Dec. 31, 2002       Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------------------
                                                                 EUR                 EUR                EUR                 EUR
--------------------------------------------------------------------------------------------------------------------------------
1.   Cash reserve
     a)  Cash on hand                                                        35,219.32                               34,509.31
     b)  Cash at central banks                                          246,001,697.70                          335,645,325.62
         thereof: at Federal Central Bank
         EUR 246,001,697.70 (335,645,325.62)
     c) Cash in postal giro accounts                                               -.-                                     -.-
                                                                                             246,036,917.02     335,679,834.93

--------------------------------------------------------------------------------------------------------------------------------
2. Receivables from credit institutions
     a)  Payable on demand                                               67,679,885.74                           63,689,244.49
     b)  Other receivables                                           10,494,519,446.74                        9,710,543,892.79
                                                                                          10,562,199,332.48   9,774,233,137.28

--------------------------------------------------------------------------------------------------------------------------------
3.   Receivables from customers                                                           23,258,188,570.40  23,287,140,379.02
     thereof:
     mortgage loans
     EUR 19,846,929,401.53 (19,967,862,497.92)
     loans to public authorities and entities
     organized under public law
     EUR 1,574,644,829.13 (1,490,664,208.07)

--------------------------------------------------------------------------------------------------------------------------------
4.   Notes and other fixed-interest securities
     a) Money market securities
         aa)  Due from public-sector issuers                  0.00                                                        0.00
              thereof:  eligible as collateral
              at Federal Central Bank
              EUR -.- (-.-)
         ab)  Due from other issuers                          0.00                0.00                                    0.00
              thereof:  eligible as collateral                                                                            0.00
              at Federal Central Bank
              EUR -.- (-.-)
     b)  Bonds and notes
         ba)  Due from public-sector issuers      1,804,824,339.36                                            1,586,528,000.59
              thereof:  eligible as collateral
              at Federal Central Bank
              EUR 1,618,044,726.23
              (1,385,845,636.43)
         bb)  Due from other issuers              6,264,559,928.09                                            5,734,742,009.58
              thereof:  eligible as collateral                        8,069,384,267.45                        7,321,270,010.17
              at Federal Central Bank
              EUR 4,764,364,662.78
              4,745,949,371.52)
     c)  Bank's own notes                                               207,469,685.79                        1,363,487,926.63
         Principal amount:                                                                 8,276,853,953.24   8,684,757,936.80
         EUR 198,787,248.89 (1,311,469,555.12)


     Carried forward:                                                                     42,343,278,773.14  42,081,811,288.03

--------------------------------------------------------------------------------------------------------------------------------
Equity and Liabilities                                                                     Dec. 31, 2002       Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------------------
                                                              EUR                EUR                 EUR                 EUR

--------------------------------------------------------------------------------------------------------------------------------
1.0  Liabilities to credit institutions
     a)  Payable on demand                                              192,408,782.68                          257,468,529.10
     b)  With an agreed maturity or notice
         period                                                      19,536,796,366.75                       21,371,955,624.79
                                                                                          19,729,205,149.43  21,629,424,153.89

--------------------------------------------------------------------------------------------------------------------------------
2.0  Liabilities to customers
     a)  Savings deposits
         aa) With an agreed notice period                      -.-                                                        -.-
              of three months
         ab) With an agreed notice period                      -.-                                                        -.-
             exceeding three months                                                -.-
     b)  Other liabilities
         Ba)  Payable on demand                     115,740,022.12                                               82,302,965.30
         bb)  With an agreed maturity or          3,880,373,942.62                                            4,067,716,506.49
              notice period                                           3,996,113,964.74     3,996,113,964.74   4,150,019,471.79

--------------------------------------------------------------------------------------------------------------------------------
3.0  Certificated liabilities
     a) Notes and bonds issued                                       14,582,209,402.22                       12,517,035,139.85
     b) Other certificated liabilities                                             -.-                                     -.-
         Thereof:  money market securities                                                14,582,209,402.22  12,517,035,139.85
         EUR -.- (-.-)
         own acceptances and promissory notes
         outstanding
         EUR -.- (-.-)

--------------------------------------------------------------------------------------------------------------------------------
4.0  Fiduciary liabilities                                                                   666,549,301.80     816,284,765.82
     thereof:  fiduciary loans
     EUR 665,947,340.82 (815,682,804.85)

--------------------------------------------------------------------------------------------------------------------------------
5.0  Other liabilities                                                                       593,926,755.76      80,508,648.58

--------------------------------------------------------------------------------------------------------------------------------
6.0  Deferred items                                                                        1,087,576,610.33   1,308,442,177.07

--------------------------------------------------------------------------------------------------------------------------------
7.0  Contingency reserves
       a)  Reserves for pensions and similar
           Obligations                                                   80,509,012.00                           74,551,058.90
       b)  Reserves for taxes                                            15,437,306.66                           14,099,306.66
       c)  Other reserves                                               721,532,963.27                          778,399,144.47
                                                                                             817,479,281.93     867,049,510.03

--------------------------------------------------------------------------------------------------------------------------------
8.0  Subordinated liabilities                                                                444,760,064.00     442,166,011.68



Carried forward:                                                                          41,917,820,530.21  41,810,929,878.71



Landeskreditbank Baden-Wurttemberg -
Forderbank - Balance sheet as of December 31, 2002
--------------------------------------------------------------------------------------------------------------------------------
Assets                                                                         Dec. 31, 2002                   Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         EUR                             EUR
--------------------------------------------------------------------------------------------------------------------------------


     Brought forward:                                                      42,343,278,773.14                 42,081,811,288.03
--------------------------------------------------------------------------------------------------------------------------------
5.0  Shares and other                                                          19,960,602.95                     37,940,125.39
     non-interest-bearing
     securities

--------------------------------------------------------------------------------------------------------------------------------
6.0  Equity investments in                                                    155,447,573.28                    149,938,251.52
     non-affiliated companies
     thereof:
     in credit institutions
     EUR 121,539,351.59
     (121,539,351.59)
     in financial services
     institutions
     EUR -.- (-.-)

--------------------------------------------------------------------------------------------------------------------------------
7.0  Equity investments in                                                    110,108,403.08                     22,408,403.08
     affiliated companies
     thereof:
     in credit institutions
     EUR -.- (-.-)
     in financial services
     institutions EUR -.-
     (-.-)

--------------------------------------------------------------------------------------------------------------------------------
8.0  Fiduciary assets                                                         666,549,301.80                    816,284,765.82
     thereof:  fiduciary
     loans
     EUR 665,947,340.82
     (815,682,804.85)

--------------------------------------------------------------------------------------------------------------------------------
9.0  Intangible assets                                                                   -.-                              -.-

--------------------------------------------------------------------------------------------------------------------------------
10.0 Tangible assets                                                          125,982,633.07                    141,462,084.46

--------------------------------------------------------------------------------------------------------------------------------
11.0 Other assets                                                              47,369,786.03                     51,591,829.83

--------------------------------------------------------------------------------------------------------------------------------
12.0 Deferred charges and                                                     116,207,303.09                     89,998,668.43
     prepaid expenses


Total assets                                                               43,584,904,376.44                 43,391,435,416.56
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
Equity and Liabilities                                                                     Dec. 31, 2002       Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 EUR                 EUR                 EUR
--------------------------------------------------------------------------------------------------------------------------------


       Brought forward:                                                                   41,917,820,530.21  41,810,929,878.71

--------------------------------------------------------------------------------------------------------------------------------
9.0    Fund for general bank risks                                                           108,905,170.69     108,905,170.69

--------------------------------------------------------------------------------------------------------------------------------
10.0   Equity
       a)  Subscribed capital                                             250,000,000.00                        250,000,000.00
       b)  Capital surplus                                                950,850,789.69                        950,850,789.69
       c)  Retained profit and reserves
           ca) Legal reserves                                                        -.-                                   -.-
           cb) Reserve for treasury stock                                            -.-                                   -.-
           cc) Statutory reserve                                                     -.-                                   -.-
           cd) Other retained profit                                      323,000,000.00                        237,500,000.00
       d)  Distributable profit                                            34,327,885.85                         33,249,577.47
                                                                                           1,558,178,675.54   1,471,600,367.16

Total equity and liabilities                                                              43,584,904,376.44  43,391,435,416.56



--------------------------------------------------------------------------------------------------------------------------------
1.0    Contingent liabilities
       a)Contingent liabilities relating to
         negotiated cleared bills of exchange                                        -.-                                  -.-
       b)Liabilities relating to guarantees and
         indemnity agreements                                           1,068,613,953.30                        431,759,983.85
       c)Liabilities relating to securities
         covering third-party liabilities                                            -.-                                  -.-
                                                                        1,068,613,953.30                        431,759,983.85

--------------------------------------------------------------------------------------------------------------------------------
2.0    Other obligations
       a)Repurchase obligations from the sale
         of securities with put options                                              -.-                                  -.-
       b)Placement and underwriting obligations                                      -.-                                  -.-
       c)Irrevocable credit commitments                                 1,317,885,351.80                      1,522,977,890.47
                                                                        1,317,885,351.80                      1,522,977,890.47


Landeskreditbank Baden-Wurttemberg - Forderbank

Statement of income for the period
from January 1, 2002 to December 31, 2002

--------------------------------------------------------------------------------------------------------------------------------
                                                                                          Dec. 31, 2002         Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------------------
                                                      EUR                    EUR                    EUR                  EUR
--------------------------------------------------------------------------------------------------------------------------------
1.0  Interest income from
     a)Lending and money market
       transactions                         2,101,601,820.39                                                   2,032,059,758.72
     b)Fixed-interest securities and
       debt register receivables              389,841,589.13                                                     357,301,098.12
                                                                   2,491,443,409.52                            2,389,360,856.84

--------------------------------------------------------------------------------------------------------------------------------
2.0  Interest expenses                                             2,103,783,365.73                            2,005,496,735.15
                                                                                            387,660,043.79       383,864,121.69

--------------------------------------------------------------------------------------------------------------------------------
3.0  Current income from
     a)Shares and other
       non-interest-bearing securities                                   605,093.36                                  792,889.41
     b)Equity investments in
       non-affiliated companies                                        4,260,374.41                                5,561,935.66
     c)Equity investments in
       affiliated companies                                                     -.-                                         -.-
                                                                                              4,865,467.77         6,354,825.07

--------------------------------------------------------------------------------------------------------------------------------
4.0  Commission income                                                                       25,081,128.77        25,624,281.98

--------------------------------------------------------------------------------------------------------------------------------
5.0  Commission expenses                                                                     13,459,113.11        12,485,132.48

--------------------------------------------------------------------------------------------------------------------------------
6.0  Net income from financial                                                                2,109,754.84         1,230,345.09
     transactions

--------------------------------------------------------------------------------------------------------------------------------
7.0  Other operating income                                                                  41,134,887.96        37,234,241.31

--------------------------------------------------------------------------------------------------------------------------------
8.0  General administrative expenses
     a)  Personnel expenses
       aa)  Wages and salaries                 56,331,911.21                                                      51,901,035.42
       ab) Social security, pension
           and other benefit and
           welfare expenses thereof:
           for pensions                        22,767,299.91                                                      16,177,612.27
           EUR 8,945,552.10                                           79,099,211.12                               68,078,647.69
           (7,707,050.11)
     b) Other general administrative
     expenses                                                         38,311,138.11                               33,253,509.08
                                                                                            117,410,349.23       101,332,156.77

--------------------------------------------------------------------------------------------------------------------------------
9.0  Depreciation and accumulated                                                            11,082,488.64        19,309,431.37
     amortization on intangible
     assets and tangible assets
     including property and equipment

--------------------------------------------------------------------------------------------------------------------------------
10.0 Other operating expenses                                                                23,436,330.00         8,539,154.54

--------------------------------------------------------------------------------------------------------------------------------
11.0 Depreciation and accumulated                                                           132,669,003.32       171,947,306.05
     amortization on receivables and
     certain securities, together
     with allowances for possible
     loan losses

     Carried forward:                                                                       162,793,998.83       140,694,633.93



                                      F-34

--------------------------------------------------------------------------------------------------------------------------------
                                                                                          Dec. 31, 2002         Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------------------
                                                      EUR                    EUR                    EUR                  EUR
--------------------------------------------------------------------------------------------------------------------------------



     Brought forward:                                                                       162,793,998.83       140,694,633.93

--------------------------------------------------------------------------------------------------------------------------------
12.0 Depreciation and accumulated                                                             4,636,327.14                  -.-
     amortization on equity
     investments in non-affiliated
     companies, affiliated companies
     and securities treated as fixed
     assets

--------------------------------------------------------------------------------------------------------------------------------
13.0 Income from additions to equity                                                                   -.-        53,172,310.19
     investments in non-affiliated
     companies, affiliated companies
     and securities treated as fixed
     assets

--------------------------------------------------------------------------------------------------------------------------------
14.0 Costs arising from loss                                                                     50,000.00        13,026,267.23
     assignments

--------------------------------------------------------------------------------------------------------------------------------
15.0 Result from ordinary business                                                          158,107,671.69       180,840,676.89
     operations

--------------------------------------------------------------------------------------------------------------------------------
16.0 Taxes on income                                                                            573,556.01           672,108.74

--------------------------------------------------------------------------------------------------------------------------------
17.0 Other taxes, where not shown                                                               177,782.24           176,062.72
     under item 10

--------------------------------------------------------------------------------------------------------------------------------
18.0 Allocation to reserves for                                                              70,778,025.06        74,336,681.36
     interest rate reductions

--------------------------------------------------------------------------------------------------------------------------------
19.0 Net profit                                                                              86,578,308.38       105,655,824.07

--------------------------------------------------------------------------------------------------------------------------------
20.0 Balance brought forward from the                                                        33,249,577.47        31,646,572.41
     previous year
                                                                                            119,827,885.85       137,302,396.48

--------------------------------------------------------------------------------------------------------------------------------
21.0 Transfers to retained profit and                                                        85,500,000.00       104,052,819.01
     reserves to other retained
     profit and reserves

--------------------------------------------------------------------------------------------------------------------------------
22.0 Distributable profit                                                                    34,327,885.85        33,249,577.47

--------------------------------------------------------------------------------------------------------------------------------


Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2002

General principles

          Landeskreditbank Baden-Wurttemberg - Forderbank (L-Bank) was established by legislation passed on November 11, 1998, which came into effect on December 1, 1998. In accordance with ss. 2 para. 1 subpara. 1 of the L-Bank Act, the share capital of the Bank is EUR 250 million.

          The financial statements for L-Bank have been drawn up in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch [HGB]) and the Regulation on the Accounting Principles Applied to Credit Institutions (Verordnung uber die Rechnungslegung fur Kreditinstitute [RechKredV]).

          Headings and items on the balance sheet and statement of income are classified in accordance with the financial statement forms that appear in RechKredV. In the process, L-Bank has added an extra item to the expenses side of the statement of income, "Allocation to reserves for interest rate reductions" (ss. 265 para. 5 HGB).

          The majority interests declared in the financial statements are of minor significance overall. For this reason the Bank did not prepare consolidated financial statements for the period (ss. 296 para. 2 HGB).

Foreign currency translation principles

          Foreign currency amounts have been translated in accordance with the provisions set out in ss. 340h HGB and declaration BFA 3/95. Assets and liabilities denominated in foreign currencies, together with unprocessed spot exchange transactions currencies, together with unprocessed spot exchange transactions, have been translated at the middle spot rate on December 30, 2002.

          For purposes of currency translation, currency items have been calculated by offsetting claims and obligations arising from on-balance-sheet and off-balance-sheet transactions in the respective currencies. These transactions were classified and valued using the special cover option in the respective currencies. Accordingly, all expenses and earnings arising from currency translation are shown in the income statement as required by ss. 340h para. 2 subparas. 1 and 2 HGB; there was no requirement to show income under a separate heading as the items outstanding on the balance sheet date fall within a limited timeframe.

Methods of accounting and valuation

          Assets, liabilities and pending transactions have been valued in accordance with the general provisions of ss.ss. 252 ff. HGB, taking into account the special rules applying to credit institutions (ss.ss. 340e ff. HGB).

          Receivables from credit institutions and customers are shown at par value, liabilities to credit institutions and customers at redemption value. Any interest-based differences are shown under deferrals and prepayments and written back pro rata temporis. Service charges are entered immediately. Low-interest or non-interest-bearing receivables are discounted. Reserves for interest rate subsidies are set up to cover loans made under the auspices of development programs. Zero bonds and similar securities issued are shown at the issue price plus interest calculated up to the balance sheet date pro rata temporis.

          All recognized individual risks and country risks arising out of the Bank's lending business were appropriately provided for, either by accumulated amortization for losses on individual loan accounts or by reserves. Lump-sum reserves have been established to cover latent credit risks, and the Bank maintains prudential reserves to cover general banking risks. Individual and lump-sum accumulated amortization/reserves have been deducted from the assets or liabilities side as appropriate, as has the reserve for general banking risks set up in compliance with ss. 340f HGB.

          Securities in the trading portfolio and liquidity reserve are valued strictly according to the principle of lower of cost or market value as at the balance sheet date. Securities treated as fixed assets are shown at net book value, differences between book value and redemption value (premium/discounts) being marked up or down pro rata to term.

          Equity investments in non-affiliated and affiliated companies are valued at the lower of acquisition cost or fair value, according to the rules applying to fixed assets.

          Tangible assets are valued at acquisition or production cost, less scheduled depreciation. Where the value of an item is expected to continue to decline, unscheduled depreciation has been applied as appropriate. Minor fixed assets are fully depreciated in the year of acquisition.

          Reserves for pension commitments and for obligations under the Bank's employee pension scheme have been calculated using the method of computation provided for in ss. 6a of the German Income Tax Act (Einkommensteuergesetz [EStG]) applying the updated Heubeck mortality tables. Adequate provisions have been made to cover the early retirement scheme provided for by collective agreement and the part-time employment scheme devised for senior employees, as well as any obligations arising in connection with long-service bonuses and other benefits.

          Other reserves are set at the amount deemed necessary by the exercise of reasonable business judgment to cover all uncertain liabilities and potential losses on pending transactions.

          The Bank concludes derivative transactions primarily in order to control interest rate exposure - they are not valued. The Bank also trades in derivatives in order to hedge balance sheet items and on its own account. Market values are based on interest rates prevailing at December 30, 2002. Transactions for hedging purposes are valued together with the relevant balance sheet items.

          The market values of bonds, notes and derivatives held for the Bank's own account are determined individually as at the balance sheet date. The Bank currently holds four portfolios governed by EUR interest rate risks and offsets valuation gains and losses within these portfolios. In accordance with the non-parity principle, any positive balance is not appropriated, whereas a provision is made to cover a negative balance.

Principles of the German Banking Act (Kreditwesengesetz [KWG])

          Throughout 2002, the Bank adhered to Principle I (relating to capital adequacy) and Principle II (relating to liquidity).

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2002

--------------------------------------------------------------------------------------------------------------------
Maturities of selected balance sheet items
(to final maturity or first call)
--------------------------------------------------------------------------------------------------------------------
                                                                                Dec. 31, 2002       Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------
                                                                                    EUR '000            EUR '000
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Receivables from credit institutions
   payable on demand                                                                   67,680             63,689
   due in three months or less                                                      2,456,809          2,943,491
   due in more than three months to one year                                        1,015,186            657,886
   due in more than one year to five years                                          2,997,131          2,740,300
   due in more than five years                                                      4,025,393          3,368,867

--------------------------------------------------------------------------------------------------------------------
Receivables from customers
   due in three months or less                                                        502,867            474,632
   due in more than three months to one year                                          649,987            719,364
   due in more than one year to five years                                          2,400,261          2,263,512
   due in more than five years                                                     19,705,074         19,829,632
   no fixed maturity                                                                        0                  0

--------------------------------------------------------------------------------------------------------------------
Notes and other interest-bearing securities
   Loans and notes payable in the following year                                      808,708            726,732

--------------------------------------------------------------------------------------------------------------------
Liabilities to credit institutions
   payable on demand                                                                  192,409            257,468
   due in three months or less                                                      3,402,134          5,403,174
   due in more than three months to one year                                        1,764,600          1,943,089
   due in more than one year to five years                                          4,488,868          3,884,975
   due in more than five years                                                      9,881,194         10,140,718

--------------------------------------------------------------------------------------------------------------------
Liabilities to customers
   payable on demand                                                                  115,740             82,303
   due in three months or less                                                        279,202            363,286
   due in more than three months to one year                                           95,178            146,862
   due in more than one year to five years                                            873,225          1,068,285
   due in more than five years                                                      2,632,769          2,489,283

--------------------------------------------------------------------------------------------------------------------
Certificated liabilities
   payable on demand                                                                        0              2,045
   due in three months or less                                                        635,384            985,533
   due in more than three months to one year                                        1,816,999            702,913
   due in more than one year to five years                                         10,140,068          7,773,132
   due in more than five years                                                      1,989,758          3,053,412
   thereof under subitem
   "Notes and bonds issued"
   payable in the following year:  TEUR 2,452,383


--------------------------------------------------------------------------------------------------------------------
Notes to individual balance sheet items
--------------------------------------------------------------------------------------------------------------------
                                                                               Dec. 31, 2002       Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------
                                                                                    EUR '000            EUR '000
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Receivables from credit institutions

     Under this heading are shown:

     o receivables from non-affiliated companies                                     286,209             210,478
     o subordinated receivables                                                            0                   0


--------------------------------------------------------------------------------------------------------------------
Receivables from customers

     Under this heading are shown:

     o receivables from affiliated companies                                         151,453             192,528
     o receivables from non-affiliated companies                                     247,276             196,055
     o subordinated receivables                                                        8,476                 175

--------------------------------------------------------------------------------------------------------------------
Notes and other interest-bearing securities

     The subheading "Bonds and notes" does not include any certificated subordinated receivables or receivables from affiliated or non-affiliated companies.

     Of the securities shown under this heading:

     o listed securities account for                                               8,116,537           8,543,378
     o unlisted securities account for                                               160,317             141,380

     Securities amounting to EUR 7,638 million were assigned to fixed asset. Of these, EUR 1,638 million were valued as fixed assets.



Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2002

--------------------------------------------------------------------------------------------------------------------
Notes to individual balance sheet items
--------------------------------------------------------------------------------------------------------------------
                                                                                Dec. 31, 2002      Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------
                                                                                     EUR '000           EUR '000
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Shares and other non-interest-bearing securities

     Under this heading are shown:

     o subordinated assets in the amount of                                           6,462                  -
     o non-affiliated companies account for                                               -                  -


     Of the marketable securities shown under this heading:

     o listed securities account for                                                  6,462             24,240
     o unlisted securities account for                                                    -                  -


--------------------------------------------------------------------------------------------------------------------
Equity investments in non-affiliated companies

     Of the marketable securities included under equity investments in non-affiliated companies:

     o listed securities account for                                                120,563            120,563
     o unlisted securities account for                                                    0                  0


--------------------------------------------------------------------------------------------------------------------
Equity investments in affiliated companies

     This item does not include equity investments which have been certified as marketable securities.

--------------------------------------------------------------------------------------------------------------------
Fiduciary assets

     This item is broken down as follows:

     o receivables from credit institutions                                         181,189            191,115
     o receivables from customers                                                   485,361            625,170

--------------------------------------------------------------------------------------------------------------------
Tangible assets

     This item includes:

     o real estate and buildings utilized for
       the Bank's own activities                                                     89,631             93,555
     o furniture and office equipment                                                13,003             12,408

--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Notes to individual balance sheet items
--------------------------------------------------------------------------------------------------------------------
                                                                                Dec. 31, 2002      Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------
                                                                                     EUR '000           EUR '000
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Deferred charges, prepaid expenses and deferred items
- Assets

     o Difference between net loan proceeds or original cash
       outlay and lower par (nominal) value of receivables                           54,480             34,297
     o Difference between amount issued and higher
       amount repayable of payables                                                  53,770             47,530


--------------------------------------------------------------------------------------------------------------------
Liabilities to credit institutions

     Under this heading are shown:

     o liabilities to affiliated companies                                                -                  -
     o liabilities to non-affiliated companies                                          713             17,292

--------------------------------------------------------------------------------------------------------------------
Liabilities to customers

     Under this heading are shown:

     o liabilities to affiliated companies                                           26,679              9,331
     o liabilities to non-affiliated companies                                            -                  -

--------------------------------------------------------------------------------------------------------------------
Fiduciary liabilities

     Fiduciary liabilities are divided up into:

     o liabilities to credit institutions                                            85,759             99,177
     o liabilities to customers                                                     580,790            717,108

--------------------------------------------------------------------------------------------------------------------
Deferred charges, prepaid expenses and deferred items
- Liabilities

     o Difference between net loan proceeds or
       original cash outlay and higher par (nominal)
       value of receivables                                                          36,485             41,059
     o Difference between amount issued and lower
       amount repayable of payables                                                   2,338              3,023

--------------------------------------------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2002

--------------------------------------------------------------------------------------------------------------------
Notes to individual balance sheet items
--------------------------------------------------------------------------------------------------------------------
                                                                                   Dec. 31, 2002      Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------
                                                                                        EUR '000           EUR '000
--------------------------------------------------------------------------------------------------------------------


Subordinated liabilities

 This item does not include any liabilities to affiliated or non-affiliated companies.


 Interest expenses in respect of subordinated
 liabilities                                                                           18,412             18,298






Individual subordinated issues exceeding 10% of the total amount of the subordinated liabilities break down as follows:

 Currency    Amount in millions  Interest rate (%)   Due on


     EUR            85               0.0000        Dec. 30, 2010

     EUR            50               4.0800        Jan. 23, 2009

     EUR           250               4.1250        Jan. 14, 2009

     EUR            50               4.4600        Jan. 20, 2014


All subordinated liabilities constitute exclusively supplemental capital and meet the requirements of the German Banking Act (Kreditwesengesetz [KWG]). Of significance here is the subordinated nature of the Bank's liabilities in relation to all non-subordinated liabilities due to other creditors. In the event of liquidation, subordinated creditors are only entitled to receive payment after all liabilities due to other creditors have been paid in full.

Retrospective limitation of the subordinated nature of the liability or the original maturity (of at least five years) or the agreed period of notice, is precluded.

In accordance with state legislation, L-Bank is unable to file for insolvency.


--------------------------------------------------------------------------------------------------------------------
Individual material items
--------------------------------------------------------------------------------------------------------------------
                                                                                Dec. 31, 2002      Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------
                                                                                     EUR '000           EUR '000
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Other assets

      o Premiums on interest rate options                                              9,695             18,164
      o Objets d'art                                                                  13,722             13,637


--------------------------------------------------------------------------------------------------------------------
Other liabilities

     o Delivery commitments arising from
       securities operations                                                         87,483             49,692
     o Adjustment item for foreign exchange
       valuation                                                                    492,026              7,596
     o One-off payments on swaps due at maturity                                      4,700                  0
     o Liabilities relating to outstanding
       premiums on interest rate options                                              9,275             11,594
     o Trade payables                                                                 4,433              6,649
     o Deductible taxes                                                               2,461              2,352

--------------------------------------------------------------------------------------------------------------------
Deferred items

     o Prepaid interest subsidies received from
       third parties                                                              1,007,367          1,220,285
     o One-off payments on swaps due at maturity                                     40,822             43,430


--------------------------------------------------------------------------------------------------------------------
Contingency reserves

     o Under other reserves, reserves for L-Bank
       interest subsidies                                                           611,450            654,094

--------------------------------------------------------------------------------------------------------------------

Commissions paid

     o Commissions paid for administration of
       loans in a fiduciary capacity                                                  9,580             10,260

--------------------------------------------------------------------------------------------------------------------
Other operating income

     o Rental income                                                                  8,018             12,041
     o Income from services to third parties                                         15,949             18,915

--------------------------------------------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2002

--------------------------------------------------------------------------------------------------------------------
Individual material items                                                       Dec. 31, 2002      Dec. 31, 2001
--------------------------------------------------------------------------------------------------------------------
                                                                                     EUR '000           EUR '000
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Depreciation and accumulated amortization on
intangible assets and tangible assets

     o Unscheduled depreciation                                                           0              8,028


--------------------------------------------------------------------------------------------------------------------
Other operating expenses

     o Expenses relating to grants and subsidies
       provided under development programs
       managed on behalf of the state of
       Baden-Wurttemberg                                                             18,407              3,068


--------------------------------------------------------------------------------------------------------------------
Total value of assets and debts denominated in
foreign currencies

     o Assets                                                                       761,808            762,891
     o Debts                                                                      3,455,007          1,587,830

     The risk of exchange rate fluctuations arising from balance sheet items denominated in foreign currencies is essentially covered by off-balance-sheet hedging transactions.


--------------------------------------------------------------------------------------------------------------------
Book value of assets sold for repurchase (true
repo agreements pursuant to ss. 340b para. 4 HGB)

     o Open-market transactions with Federal
       Central Bank                                                                       0             98,090
     o In the context of sell and buy-back
       transactions with other credit
       institutions                                                                  78,646                  0


--------------------------------------------------------------------------------------------------------------------
Assets lodged as security for liabilities

     For liabilities to credit institutions
     o open-market transactions with Federal
       Central Bank                                                                       0             98,090

     For other liabilities
     o interest rate futures transactions                                             4,703              4,969

--------------------------------------------------------------------------------------------------------------------

Other financial obligations

o The total sum of other financial obligations existing at the balance sheet date which are not included in the balance sheet or shown below the line is of minor significance to an evaluation of the Bank's financial position.


Transaction involving derivatives
--------------------------------------------------------------------------------


o At the balance sheet date, the following transactions involving financial derivatives (forward transactions as defined in ss. 36 RechKredV) formed part of L-Bank's portfolio. The majority of the transactions were undertaken in order to hedge interest rate and exchange rate fluctuations. The respective credit risk equivalents have been calculated using the market valuation method based on the appropriate counterparty weighting with the corresponding percentage add-on. The practice of netting - the offsetting of negative market values - was not applied.


o Replacement costs were calculated on the basis of market prices. All contracts with a positive market value have been taken into account; they have not been set off against contracts with a negative market value by contracting party. Taking all existing netting agreements into account, replacement costs have fallen by EUR 1,490 million, from EUR 2,326 million to EUR 836 million.


--------------------------------------------------------------------------------------------------------------------
                                                 Dec. 31, 2002      Dec. 31, 2001  Dec. 31, 2002      Dec. 31, 2002
--------------------------------------------------------------------------------------------------------------------
                                                                                     Credit risk
                                                Nominal values     Nominal values    equivalents  Replacement costs
--------------------------------------------------------------------------------------------------------------------
                                                   EUR million        EUR million    EUR million        EUR million
--------------------------------------------------------------------------------------------------------------------
Transactions involving derivatives - by
contracting party (incl. commercial
transactions)
o Banks in the OECD                                     71,195             65,476            934              2,068
o Public-sector institutions in the OECD                    75                  0              0                  0
o Other counterparties (incl. stock
     exchange contracts)                                 6,429              5,379            324                258

--------------------------------------------------------------------------------------------------------------------
Total                                                   77,699             70,855          1,258              2,326
--------------------------------------------------------------------------------------------------------------------


Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2002

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Transactions involving derivatives
-------------------------------------------------------------------------------------------------------------------
                                                 Dec. 31, 2002       Dec. 31, 2001  Dec. 31, 2002    Dec. 31, 2002
-------------------------------------------------------------------------------------------------------------------
                                                 Interest rate       Interest rate  Currency risks  Currency risks
                                                         risks               risks
-------------------------------------------------------------------------------------------------------------------
                                                   EUR million         EUR million    EUR million       EUR million
-------------------------------------------------------------------------------------------------------------------
Transactions involving derivatives -
maturity (incl. commercial transactions)
     Residual maturities

     o up to 3 months                                  5,850               3,810             169               0
     o up to 1 year                                    6,615               6,384              28               0
     o up to 5 years                                  24,422              22,518           3,144               0
     o more than 5 years                              36,256              36,398             435               0

-------------------------------------------------------------------------------------------------------------------
     Total                                            73,143              69,110           3,776               0
-------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                                                                  Dec. 31, 2002      Dec. 31, 2001
---------------------------------------------------------------------------------------------------------------------
                                                                                         Credit            Credit
                                                                                    derivatives         derivatives
---------------------------------------------------------------------------------------------------------------------
                                                                                    EUR million          EUR million
---------------------------------------------------------------------------------------------------------------------

     Residual maturities

     o up to 3 months                                                                    100                   0
     o up to 1 year                                                                       55                   0
     o up to 5 years                                                                     340                   0
     o more than 5 years                                                                 285                   0

---------------------------------------------------------------------------------------------------------------------
     Total                                                                               780                   0
---------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------------------------
Transactions involving derivatives
--------------------------------------------------------------------------------------------------------------------
                                                  Dec. 31, 2002    Dec. 31, 2001     Dec. 31, 2002    Dec. 31, 2002
--------------------------------------------------------------------------------------------------------------------
                                                 Nominal values   Nominal values       Credit risk      Replacement
                                                                                       equivalents            costs
                                              ----------------------------------------------------------------------
                                                    EUR million      EUR million       EUR million      EUR million
                                              ----------------------------------------------------------------------
Transactions involving derivatives - by
volume (incl. commercial transactions)
--------------------------------------------------------------------------------------------------------------------

Interest rate risks

o   Interest rate swaps                                72,138           67,845            625            2,028
o   FRAs                                                    0              250              0                0
o   Interest rate options - sold                            0                0              0                0
o   Caps                                                  895              895              0                0
o   Stock exchange contracts                              110              120              0                0

--------------------------------------------------------------------------------------------------------------------
    Total interest rate risks                          73,143           69,110            625            2,028
--------------------------------------------------------------------------------------------------------------------

Currency risks

o   Forward exchange deals                                176              103              1                2
o   Cross-currency interest rate swaps                  3,600            1,642             55               41

--------------------------------------------------------------------------------------------------------------------
    Total currency risks                                3,776            1,745             56               43
--------------------------------------------------------------------------------------------------------------------

Credit derivatives

o   Credit default swaps - protection seller                525                0            322                1

                                      F-46

--------------------------------------------------------------------------------------------------------------------
Transactions involving derivatives
--------------------------------------------------------------------------------------------------------------------
                                                  Dec. 31, 2002    Dec. 31, 2001     Dec. 31, 2002    Dec. 31, 2002
--------------------------------------------------------------------------------------------------------------------
                                                 Nominal values   Nominal values       Credit risk      Replacement
                                                                                       equivalents            costs
                                              ----------------------------------------------------------------------
                                                    EUR million      EUR million       EUR million      EUR million
                                              ----------------------------------------------------------------------
o   Credit-linked notes - protection
     seller                                                 255                0            255              255

--------------------------------------------------------------------------------------------------------------------
     Total credit derivatives                               780                0            577              256
--------------------------------------------------------------------------------------------------------------------

     All credit default swaps have been assigned to investments and appear under contingent liabilities at their nominal value. Credit-linked notes are shown under securities.

--------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2002

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Transactions involving derivatives
--------------------------------------------------------------------------------------------------------------------

                                                      Dec. 31, 2002    Dec. 31, 2001  Dec. 31, 2002    Dec. 31, 2002
--------------------------------------------------------------------------------------------------------------------
                                                                                         Credit risks   Replacement
                                                     Nominal values   Nominal values      equivalents         costs
                                                    -----------------------------------------------------------------
                                                        EUR million      EUR million     EUR million     EUR million
                                                    -----------------------------------------------------------------
Transactions involving derivatives - commercial
transactions
--------------------------------------------------------------------------------------------------------------------

-  Interest rate contracts                                   3,879            4,139           32             100

--------------------------------------------------------------------------------------------------------------------
Total                                                        3,879            4,139           32             100
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 Statement on tax liability
--------------------------------------------------------------------------------

     Under ss. 5 para. 1 no. 2 of the Corporation Tax Act
     (Korperschaftsteuergesetz [KStG]) and ss. 3 no. 2 of the Trade Tax Act (Gewerbesteuergesetz [GewStG]), Landeskreditbank Baden-Wurttemberg - Forderbank is exempt from corporation tax and trade tax.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
L-Bank's equity holdings pursuant to ss. 285 no. 11 HGB

--------------------------------------------------------------------------------------------------------------------
No.      Name/Registered office                                Holding            Equity capital   Net income/loss 1)
--------------------------------------------------------------------------------------------------------------------
                                                                 in %
                                                              (direct)            in EUR '000       in EUR '000
--------------------------------------------------------------------------------------------------------------------
1.0    Austria Beteiligungsgesellschaft mbH,                      33.34            35,670                805
       Stuttgart
2.0    Industriepark Gottmadingen AG, Gottmadingen               100.00             5,740               (**)
       MBG Mittelstandische Beteiligungsgesellschaft
3.0    Baden-Wurttemberg, GmbH, Stuttgart                         26.80            15,197              1,402
       PT German Centre Indonesia, Bumi Serpong
4.0    Damai, Indonesia                                           83.67            -7,391(*)          -4,056(*)
5.0    Technologiepark Karlsruhe GmbH, Karlsruhe                  96.00             3,310               -486
6.0    Technologieparks Tubingen-Reutlingen, Tubingen            100.00             1,752               -218
       StEP Stuttgarter EngineeringPark GmbH,
7.0    Stuttgart                                                 100.00            10,147               -970
8.0    Business-Park Goppingen GmbH, Goppingen                    40.00             3,119                 26
9.0    STAIR Stuttgart Airpark GmbH, Stuttgart                   100.00             1,375               -625
10.0   Mentasys GmbH, Karlsruhe                                   32.00             1,646               -379
11.0   detectis GmbH, Freiburg                                    39.43               791               -413
12.0   Sympore GmbH, Reutlingen                                   27.95            -1,883             -2,166
13.0   Complexio GmbH, Freiburg                                   33.80             (***)              (***)
14.0   Elexxion GmbH, Radolfzell                                  36.00             (***)              (***)
---------------------------------------------------------------------------------------------------------------

      (*) Exchange rate: 1 euro = 9,188 rupiah
     (**) Profit and loss transfer agreement existed until June 30, 2002 (***) Established in 2002

       1) Last available financial year in each case


------------------------------------------------------------------------------
Equity investments in non-affiliated
companies pursuant to ss. 340a para. 4 no. 2 HGB

------------------------------------------------------------------------------
   No.          Name/Registered office
------------------------------------------------------------------------------

   1.0          Baden-Wurttembergische Bank AG, Stuttgart
------------------------------------------------------------------------------

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - for the financial year ended December 31, 2002
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Fixed assets analysis
--------------------------------------------------------------------------------

EUR `000
---------------------------------------------------------------------------------------------------------------------
                                                                               Write-offs                  Write-offs
Fixed assets       Historical                                                         and    Book value           and
- balance                cost                                                  cumulative     Dec. 31,   depreciation
sheet items -    Jan. 1, 2002  Additions   Retirements  Transfers  Write-ups depreciation     2002            in 2002
---------------- ------------ ----------- ------------ ----------- --------- ------------- ------------ -------------
Notes and                                                                                     7,481,851          0
other
interest-bearing
securities         6,428,934
Shares and
other
non-interest-
bearing securities         0           Net adjustments in compliance                                  0          0
Equity                           with ss. 34 para. 3 subpara. 2 RechKredV:
investments in                                 TEUR 1,109,666
non-affiliated
companies            176,825                                                                    155,448      -4,720
Equity
investments in
affiliated
companies             31,982                                                                    110,108           0
Tangible assets      180,113       11,158     -16,493            0           0   -48,795        125,983     -11,082
Other assets          13,663           88           0            0           0       -19         13,722          -3

---------------- ------------ ----------- -----------  ------------ ----------- ------------ ---------- -------------


--------------------------------------------------------------------------------

Landeskreditbank Baden-Wurttemberg - Forderbank - hedging account for mortgage bonds at December 31, 2002


------------------------------------------------------------------------------------------
                                                          Dec. 31, 2002      Dec 31, 2001
------------------------------------------------------------------------------------------
                                                            EUR million       EUR million
------------------------------------------------------------------------------------------
Mortgage bonds issued                                             3,104             3,808

Specific assets allocated for hedging
-  receivables from credit institutions                             206               137
-  receivables from customers                                     3,234             4,268
Surplus cover                                                       336               597

------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Total emoluments paid out to authorities and administrative bodies of Landeskreditbank Baden-Wurttemberg - Forderbank - in 2002 (EUR '000)


----------------------------------------------------------------------------------------------------------------------
                                                                                      Dec. 31, 2002     Dec. 31, 2001
----------------------------------------------------------------------------------------------------------------------
                                                                                           EUR '000          EUR '000
----------------------------------------------------------------------------------------------------------------------
   -  Board of Governors                                                                        160               130
   -  Board of Management                                                                     1,582             1,380
   -  Former members of the Board of
      Management or their dependents                                                            890               793
   -  Advisory Council (incl. travel expenses)                                                  214               200
   -  Pension reserves for former members of the
      Board of Management and their dependents                                               11,413             9,364
----------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Loans to members of administrative bodies
(incl. contingent liabilities)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                                      Dec. 31, 2002     Dec. 31, 2001
----------------------------------------------------------------------------------------------------------------------
                                                                                           EUR '000          EUR '000
----------------------------------------------------------------------------------------------------------------------

   -  Board of Governors                                                                        683               540
   -  Board of Management                                                                     1,218             1,492

----------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------

Average number of staff employed in 2002

----------------------------------------------------------------------------------------------------------------------
                                                                       male              female            total
----------------------------------------------------------------------------------------------------------------------
   Total no. of employees                                               508               639             1,147

   of whom:full-time employees                                          497               432               929
           part-time employees                                           11               207               218

   trainees (not included in the total number) excluding temporary staff, students on placement, volunteers, cleaning staff

----------------------------------------------------------------------------------------------------------------------

Directorships held by members of the Board
of Management and employees of L-Bank pursuant
to ss. 340a para. 4 no. 1 HGB
--------------------------------------------------------------------------------





Christian Brand, Chairman of the Board of Management
------------------------------------------------------------ ---------------------------------------------------------
   Baden-Wurttembergische Bank AG, Stuttgart                    Member of the Supervisory Board

   BWK GmbH Unternehmensbeteiligungsgesellschaft, Stuttgart     Member of the Supervisory Board

   Clariant GmbH, Frankfurt                                     Member of the Supervisory Board

   Sachsische Aufbaubank GmbH, Dresden                          Member of the Supervisory Board

   Tourismus-Marketing GmbH Baden-Wurttemberg, Stuttgart        Vice Chairman of the Supervisory Board

   Vorarlberger Landes-und Hypothekenbank AG, Bregenz           Member of the Supervisory Board
----------------------------------------------------------------------------------------------------------------------

Jurgen Hagele, Vice Chairman of the Board of Management
----------------------------------------------------------------------------------------------------------------------
   Business-Park Goppingen GmbH, Goppingen                      Member of the Supervisory Board (from Oct. 18, 2002)

   Industriepark Gottmadingen AG, Gottmadingen                  Chairman of the Supervisory Board (from Oct. 11, 2002)
----------------------------------------------------------------------------------------------------------------------

Dr. Manfred Schmitz, Member of the Board of Management
----------------------------------------------------------------------------------------------------------------------
   MBG Mittelstandische Beteiligungsgesellschaft
   Baden-Wurttemberg GmbH, Stuttgart                            Member of the Supervisory Board

   Industriepark Gottmadingen AG (IPG), Gottmadingen            Vice Chairman of the Supervisory Board
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
L-Bank employees
----------------------------------------------------------------------------------------------------------------------

Peter Arnold, Executive Officer
----------------------------------------------------------------------------------------------------------------------
   Business-Park Goppingen GmbH, Goppingen                      Member of the Supervisory Board
   Industriepark Gottmadingen AG (IPG), Gottmadingen            Member of the Supervisory Board
   PT German Centre Indonesia, Bumi Serpong Damai,
   Indonesia                                                    Chairman of the Supervisory Board
----------------------------------------------------------------------------------------------------------------------

Stephan Tribull, Executive Officer
----------------------------------------------------------------------------------------------------------------------
   Finanzierungsgesellschaft fur Offentliche Vorhaben           Member of the Board of Governors (to Dec. 31,
   des Landes Baden-Wurttemberg mbH, Stuttgart                  2002)
----------------------------------------------------------------------------------------------------------------------

Walter Weik, Executive Officer
----------------------------------------------------------------------------------------------------------------------
   Landsiedlung Baden-Wurttemberg GmbH, Stuttgart               Member of the Supervisory Board
   MBW Marketing- und Absatzforderungsgesellschaft fur
   Agrar- und Forstprodukte aus Baden-Wurttemberg mbH,
   Stuttgart                                                    Member of the Supervisory Board
   Stadtbau GmbH Pforzheim, Pforzheim                           Member of the Supervisory Board
----------------------------------------------------------------------------------------------------------------------

Jurgen Schnieder, Group Manager
----------------------------------------------------------------------------------------------------------------------
   PT German Centre Indonesia, Bumi Serpong Damai,              Member of the Supervisory Board
   Indonesia
----------------------------------------------------------------------------------------------------------------------

Authorities of Landeskreditbank
Baden-Wurttemberg - Forderbank
--------------------------------------------------------------------------------

                            Members of the Board
Board of Management:        of Governors 2002

Christian Brand,            Full members:                                                Advisory members:
Chairman

Hans Beerstecher            State government               Other members 2)              Rudiger Ruhnow
Vice Chairman               representatives 1)                                           Chairman of the Central
(to Aug. 31, 2002)                                                                       Staff Council at L-Bank,
                                                                                         Karlsruhe

Jurgen Hagele               Dr. Walter Doring MdL          Klaus Hackert                 Reiner Enzmann
Vice Chairman               Minister of Economic           President of the              Chairman of the Staff
(from Sept. 1, 2002)        Affairs - Chairman             Baden-Wurttemberg             Council of L-Bank,
                                                           Association of Craftsmen      Karlsruhe

Dr. Manfred Schmitz         Gerhard Stratthaus MdL         Norbert Keller                Gabriele Propp
Member of the Board         Minister of Finance            President of the Karlsruhe    Chairman of the Staff
of Management               Vice Chairman                  Chamber of Commerce           Council of L-Bank,
                                                           and Industry                  Stuttgart

Prof. Dr. Dieter Puchta     Dr. Thomas Schauble MdL        Heinz Kalberer
Member of the Board         Minister of the Interior       Lord Mayor of Vaihingen
of Management               Vice Chairman
(from Aug. 1, 2002)

                            Willi Stachele MdL             Gisela Graber
                            Minister for Food              Deputy Chairman
                            and Rural Planning             of the Regional Chapter
                            Vice Chairman                  ver.di e.V., Stuttgart

                            Ulrich Muller MdL              Otwin Brucker
                            Minister of the Environment,   President of the
                            Transport and                  Baden-Wurttemberg
                            Communications                 Association
                                                           of Municipalities

                            Dr. Friedhelm Repnik MdL       Gerhard Burkhardt
                            Minister of Social Affairs     Chairman of the
                                                           Board of Management
                                                           of the Verband
                                                           baden-wurttembergischer
                                                           Wohnungsunternehmen
                                                           e.V., Stuttgart

                            Rudolf Bohmler                 Dr. Christoph Niemann
                            State Secretary at             Member of the
                            the Ministry of State          Supervisory Board
                                                           of HSBC Trinkaus &
                                                           Burkhardt KGaA, Dusseldorf

                            Klaus Fischer
                            Undersecretary (retd.)
                            (to Sept. 30, 2002)

                            Dr. Rainer Hagele
                            Undersecretary at the
                            Ministry of Finance
                            (from Oct. 01, 2002)




--------------------------------------------------------------------------------


Deputy members:


State government            Deputy representatives:
deputy representatives

Dr. Karl Epple              Joachim Wohlfeil               Karl-Heinz Reinheimer         Klaus Roscheisen
Undersecretary at the       President of the Karlsruhe     Honorary Chairman of          Assistant Undersecretary
Ministry of Economic        Chamber of Craftsmen           Bundesverband Freier          and Head of the
Affairs                                                    Wohnungsunternehmen           Administration
                                                           e.V., Sindelfingen            Department
                                                                                         at the Ministry of the
                                                                                         Environment, Transport
                                                                                         and Communications

Wolfgang Ruckert MdL        Dr. Ing. Hansjorg Rieger       Wilhelm Freiherr              Christian Luft
State Secretary at the      Managing Partner               von Haller                    Assistant Secretary
Ministry of Finance         of RUD-Kettenfabrik            Member of the Board           and Head of the Central
                            Rieger & Dietz, Aalen          of Management                 Office at the Ministry
                                                           of Deutsche Bank AG           of Social Affairs

Roland Eckert               Egon Gushurst                  Prof. Dr. Willi Weiblen       Bernhard Giess
Undersecretary at the       Certified Public Accountant    Assistant Undersecretary      Assistant Secretary and
Ministry of the Interior    and Honorary                   and Head of the               Head of the State Budget,
                            President of Badischer         Department of Economic        Real Estate and Investments
                            Genossenschaftsverband         and Structural Policy         Section of the Ministry of
                            Raiffeisen-Schulze-            at the Ministry               State
                            Delitzsch e.V., Karlsruhe      of Economic Affairs

Rainer Arnold               Frank Zach                     Walter Leibold                Norbert Schmitt
Undersecretary at           Head of the Trade and          Assistant Undersecretary      Assistant Secretary and
the Ministry for Food       Industry Department            and Head of the               Head of the State
and Rural Planning          of the Baden-Wurttemberg       Department of Financial       Investments
                            Chapter of DGB                 Policy and Investments        and Banking
                                                           at the Ministry of Finance    Section at the Ministry
                                                                                         of Finance

Stefan Mappus               Georg Mehl                     Prof. Konrad Freiherr
State Secretary at          Senator (retd.)                von Rotberg
the Ministry of the         Wustenrot &                    Assistant Undersecretary
Environment, Transport      Wurttembergische AG            and Head of the Department
and Communications                                         of Constitutional,
                                                           Municipal, Savings Bank
                                                           and Legal Affairs at the
                                                           Ministry of the Interior
Bernhard Bauer
Undersecretary at the
Ministry of Social Affairs

Hermann Strampfer
Assistant Undersecretary
and Head of Dept. I
at the Ministry of State

Julian Wurtenberger                                                                      1) ex officio members
Assistant Undersecretary                                                                 2) personally appointed
and Head of Dept. II
at the Ministry of State


Proposal of the Board of Management
for the appropriation of retained profits
--------------------------------------------------------------------------------

EUR 85.5 million of the net profit for the financial year 2002 has already been appropriated to retained profit and reserves. The Board of Management proposes that the remaining distributable profit of EUR 34,327,885.85 should be carried forward to next year's account.

Karlsruhe, March 25, 2003

Landeskreditbank Baden-Wurttemberg - Forderbank


/s/ Christian Brand                             /s/ Jurgen Hagele
-----------------------------                   -----------------------------
Christian Brand                                 Jurgen Hagele


/s/ Dr. Manfred Schmitz                         /s/ Prof. Dr. Dieter Puchta
-----------------------------                   -----------------------------
Dr. Manfred Schmitz                             Prof. Dr. Dieter Puchta

Independent Auditors' opinion


     We have audited the financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - ("L-Bank" or "the Bank"), Karlsruhe, for the financial year ending December 31, 2002. The accounting and preparation of the financial statements and of the management report of the Bank in accordance with German commercial law are the responsibility of the Board of Managing Directors of L-Bank. Our responsibility is to express an opinion based on our audit on the financial statements and the management report of the Bank. We conducted our audit of the financial statements in accordance with ss. 317 HGB (the German Commercial Code and the German generally accepted standards for the audit of financial statements promulgated by the "Institut der Wirtschaftsprufer" (IDW, the German Institute of Certified Public Accountants). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the presentation of the net assets, financial position, and results of operation in the financial statements, drawn up in accordance with the German generally accepted accounting principles, and in the management report of the Bank are free of material misstatement. Knowledge of the business activities and the economic and legal environment of the Bank and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the financial statements, and the management report of the Bank are primarily examined on a test basis within the framework of the audit. The audit of the financial statements includes assessing the accounting principles applied and the significant estimates made by the Board of Managing Directors of L-Bank and evaluating the overall presentation of the financial statements and management report of the Bank. We believe that our audit provides a reasonable basis for our opinion.

     Our audit did not lead to any objections.


In our opinion, the financial statements give a true and fair view of the net assets, financial position, and results of operations of the Bank in accordance with German generally accepted accounting principles. Seen in total, the management report of the Bank is an accurate representation of the position of the Bank and accurately reflects the risks entailed in its future development.


Stuttgart, April 8, 2003

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft


/s/ Schuldt                                     /s/ Apitzsch
--------------------------                      --------------------------
(Schuldt)                                       (ppa. Apitzsch)
Auditor                                         Auditor

                         FINANCIAL STATEMENTS OF L-BANK

                                  AS OF AND FOR

                        THE YEAR ENDED DECEMBER 31, 2001

Landeskreditbank Baden-Wurttemberg - Forderbank Balance Sheet as of
December 31, 2001
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                       Dec. 31, 2001       Dec. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
Assets                                                                        EUR                EUR                 EUR
-------------------------------------------------------------------------------------------------------------------------
1.  Cash reserve
    a)Cash on hand                                                      34,509.31                               39,179.89
    b)Cash at central banks thereof:                               335,645,325.62                          262,610,279.02
      at Federal Central Bank
      EUR 335,645,325.62 (262,610,279.02)                                  --.--                                   --.--
    c)Cash in postal giro accounts
                                                                                      335,679,834.93       262,649,458.91

-------------------------------------------------------------------------------------------------------------------------
2. Receivables from credit institutions
    a)Payable on demand                                             63,689,244.49                          104,543,718.61
    b)Other receivables                                          9,710,543,892.79                        8,614,021,037.03
                                                                                    9,774,233,137.28     8,718,564,755.64

-------------------------------------------------------------------------------------------------------------------------
3.  Receivables from customers thereof:                                            23,287,140,379.02    23,542,029,894.07
    mortgage loans
    EUR 19,967,862,497.92 (19,624,989,802.48)
    loans to public authorities and entities
    organized under public law
    EUR 1,490,664,208.07 (1,993,864,928.47)

-------------------------------------------------------------------------------------------------------------------------
4. Notes and other interest-bearing securities
    a)Money market securities
      aa)due from public-sector issuers                 --.--                                              119,773,273.43
         thereof: eligible as collateral
         at Federal Central Bank
         EUR --.-- (--.--)
      ab)due from other issuers                         --.--                --.--                          90,693,403.11
         thereof: eligible as collateral                                                                   210,466,676.54
         at Federal Central Bank
         EUR --.-- (25,188,369.86)
    b)Bonds and notes
      ba)due from public-sector issuers      1,586,528,000.59                                            1,552,657,037.07
         thereof: eligible as collateral
         at Federal Central Bank
         EUR 1,385,845,636.43
         (1,310,679,084.17)
      bb)due from other issuers              5,734,742,009.58                                            4,165,589,256.20
         thereof: eligible as collateral                         7,321,270,010.17                        5,718,246,293.27
         at Federal Central Bank
         EUR 4,745,949,371.52
         (3,751,359,206.05)
    c)Bank's own notes                                           1,363,487,926.63                           79,533,584.28
      principal amount:
      EUR 1,311,469,555.12 (80,020,758.45)
                                                                                    8,684,757,936.80     6,008,246,554.09

-------------------------------------------------------------------------------------------------------------------------
5.  Shares and other
    non-interest-bearing securities                                                    37,940,125.39       19,700,340.32





Carried forward:                                                                   42,119,751,413.42     38,551,191,003.03


-------------------------------------------------------------------------------------------------------------------------
                                                                                       Dec. 31, 2001       Dec. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
Equity and Liabilities                                                        EUR                EUR                 EUR
1.  Liabilities to credit institutions
    a)Payable on demand                                            257,468,529.10                           276,968,022.77
    b)With an agreed maturity
      or notice period                                          21,371,955,624.79                        21,582,145,698.52
                                                                                   21,629,424,153.89     21,859,113,721.29

-------------------------------------------------------------------------------------------------------------------------
2.  Liabilities to customers
    a)Savings deposits
      aa)with an agreed notice period
         of three months                              --.--                                                         --.--
      ab)with an agreed notice period
         exceeding three months                       --.--                                                         --.--

    b)Other liabilities
      ba)payable on demand                    82,302,965.30                 --.--                            76,341,483.24
      bb)with an agreed maturity                                                                          4,153,761,895.75
         or notice period                  4,067,716,506.49
                                                                 4,150,019,471.79   4,150,019,471.79      4,230,103,378.99

-------------------------------------------------------------------------------------------------------------------------
3.  Certificated liabilities
    a)Notes and bonds issued                                    12,517,035,139.85                         7,901,018,199.10
    b)Other certificated liabilities                                        --.--                                    --.--
      thereof:  money market                                                       12,517,035,139.85      7,901,018,199.10
      securities
      EUR --.-- (--.--)
      own acceptances and promissory
      notes outstanding
      EUR --.-- (--.--)

-------------------------------------------------------------------------------------------------------------------------
4.  Fiduciary liabilities                                                             816,284,765.82        999,658,505.71
    thereof:  fiduciary loans           -------------------
    EUR 815,682,804.85 (999,056,544.74)

-------------------------------------------------------------------------------------------------------------------------
5.  Other liabilities                                                                  80,508,648.58        875,972,379.87

-------------------------------------------------------------------------------------------------------------------------
6.  Deferred items                                                                  1,308,422,177.07      1,445,373,419.35

-------------------------------------------------------------------------------------------------------------------------
7.  Contingency reserves
    a)Reserves for pensions and
      similar obligations                                           74,551,058.90                            68,317,013.24
    b)Reserves for taxes                                            14,099,306.66                            12,756,102.70
    c)Other reserves                                               778,399,144.47                           802,979,203.78
                                                                                      867,049,510.03        884,052,319.72

-------------------------------------------------------------------------------------------------------------------------
8.  Subordinated liabilities                                                          442,166,011.68        439,685,205.61

-------------------------------------------------------------------------------------------------------------------------
9.  Fund for general bank risks                                                       108,905,170.69        108,905,170.69







Carried forward:                                                                   41,919,835,049.40     38,743,882,300.33


Landeskreditbank Baden-Wurttemberg - Forderbank - Balance sheet as of December 31, 2001

-------------------------------------------------------------------------------------------------------------------------
                                                                                       Dec. 31, 2001       Dec. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
Assets                                                                        EUR                EUR                 EUR
-------------------------------------------------------------------------------------------------------------------------

Brought forward:                                                                   42,119,751,413.42     38,551,191,003.03

-------------------------------------------------------------------------------------------------------------------------
6.   Equity investments in
     non-affiliated companies                                                         149,938,251.52      269,616,096.92
     thereof:  in credit institutions
     EUR 121,539,351.59 (250,163,056.28)
     thereof:  in financial services
     institutions EUR --.-- (--.--)

-------------------------------------------------------------------------------------------------------------------------
7.   Equity investments in
     affiliated companies                                                              22,408,403.08        7,908,403.08
     thereof:  in credit institutions
     EUR --.-- (--.--)
     thereof:  in financial services
     institutions EUR --.-- (--.--)

-------------------------------------------------------------------------------------------------------------------------
8.   Fiduciary assets                                                                 816,284,765.82      999,658,505.71
     thereof:  fiduciary loans
     EUR 815,682,804.85 (999,056,544.74)

-------------------------------------------------------------------------------------------------------------------------
9. Intangible asset                                                                            --.--               --.--

-------------------------------------------------------------------------------------------------------------------------
10.  Tangible assets
                                                                                      141,462,084.46      154,226,120.96
-------------------------------------------------------------------------------------------------------------------------
11.  Other assets                                                                      51,591,829.83       53,573,086.61

-------------------------------------------------------------------------------------------------------------------------
12.  Deferred charges
     and prepaid expenses                                                              89,998,668.43       73,653,627.11

-------------------------------------------------------------------------------------------------------------------------
Total assets                                                                       43,391,435,416.56   40,109,826,843.42




-------------------------------------------------------------------------------------------------------------------------
                                                                                       Dec. 31, 2001       Dec. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
Equity and Liabilities                                                        EUR                EUR                 EUR
-------------------------------------------------------------------------------------------------------------------------

Brought forward:                                                                   41,919,835,049.40   38,743,882,300.33

-------------------------------------------------------------------------------------------------------------------------
10.  Equity
     a) Subscribed capital                                         250,000,000.00                         250,000,000.00
     b) Capital surplus                                            959,850,789.69                         950,850,789.69
     c) Retained profit and reserves
       ca) Legal reserves                                                   --.--                                  --.--
       cb) Reserve for treasury stock                                       --.--                                  --.--
       cc) Statutory reserve                                                --.--                                  --.--
       cd) Other retained profit                                   237,500,000.00                         133,447,180.99
     d) Distributable profit                                        33,249,577.47                          31,646,572.41
                                                                                    1,471,600,367.16    1,365,944,543.09

-------------------------------------------------------------------------------------------------------------------------
Total equity and liabilities                                                       43,391,435,416.56   40,109,826,843.42
-------------------------------------------------------------------------------------------------------------------------






-------------------------------------------------------------------------------------------------------------------------

1.   Contingent liabilities
     a) Contingent liabilities relating
        to negotiated cleared bills
        of exchange                                                                            --.--               --.--
     b) Liabilities relating to guarantees
        and indemnity agreements                                                      431,759,983.85      245,533,713.29
     c) Liabilities relating to
        securities covering
        third-party liabilities                                                                --.--               --.--

-------------------------------------------------------------------------------------------------------------------------
2.   Other obligations
     a) Repurchase obligations from the
        sale of securities with put options                                                    --.--               --.--
     b) Placement and underwriting
        obligations                                                                            --.--               --.--
     c) Irrevocable credit commitments                                              1,522,977,890.47    1,343,927,525.78
                                                                                    1,522,977,890.47    1,343,927,525.78


Landeskreditbank Baden-Wurttemberg - Forderbank
Statement of income for the period from January 1, 2001 to December 31, 2001

-------------------------------------------------------------------------------------------------------------------------
                                                                                       Dec. 31, 2001       Dec. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                        EUR                   EUR                EUR                 EUR
-------------------------------------------------------------------------------------------------------------------------
1.   Interest income from
     a) Lending and money
        market transactions                2,032,059,758.72                                              1,948,023,353.09
     b) Fixed-interest securities and
        debt register receivables            357,301,098.12                                                219,230,720.39
                                                                 2,389,360,856.84                        2,167,254,073.48

-------------------------------------------------------------------------------------------------------------------------
2.   Interest expenses                                           2,005,496,735.15                        1,822,330,843.71
                                                                                      383,764,121.69       344,923,229.77

-------------------------------------------------------------------------------------------------------------------------
3.   Current income from
     a) Shares and other
        non-fixed interest securities                                  792,889.41                              937,829.17
     b) Equity investments in
        non-affiliated companies                                     5,561,935.66                            4,603,214.10
     c) Equity investments in
        affiliated companies                                                --.--                                    --.--
                                                                                        6,354,825.07         5,541,043.27

-------------------------------------------------------------------------------------------------------------------------
4.   Commission income                                                                 25,624,281.98        22,800,272.64

-------------------------------------------------------------------------------------------------------------------------
5.   Commission expenses                                                               12,485,132.48        11,593,564.30

-------------------------------------------------------------------------------------------------------------------------
6.   Net income from financial                                                          1,230,345.09           701,067.31
transactions

-------------------------------------------------------------------------------------------------------------------------
7.   Other operating income                                                            37,234,241.31        34,257,301.95

-------------------------------------------------------------------------------------------------------------------------
8.   General administrative expenses
     a) Personal expenses
       aa) Wages and salaries                 51,901,035.42                                                 50,130,033.55
       ab) Social security, pension
         and other benefit
         and welfare expenses                 16,177,612.27                                                 16,002,335.28
         thereof:  for pensions                                     68,078,647.69
         EUR 7,707,050.11 (7,637,649.44)
     b) Other general administrative                                33,253,509.08                           38,311,374.90
expenses
                                                                                      101,332,156.77       104,443,743.73

-------------------------------------------------------------------------------------------------------------------------
9.   Depreciation and accumulated
     amortization on intangible
     assets and tangible assets,
     including property and equipment                                                  19,309,431.37         9,780,367.98

-------------------------------------------------------------------------------------------------------------------------
10.  Other operating expenses                                                           8,539,154.54         7,719,656.91

-------------------------------------------------------------------------------------------------------------------------
11.  Depreciation and accumulated
     amortization on receivables
     and certain securities,
     together with allowances
     for possible loan losses                                                         171,947,306.05       125,005,674.58


Carried forward:                                                                      140,694,633.93       149,679,907.44




                                                                                       Dec. 31, 2001        Dec. 31,2000
-------------------------------------------------------------------------------------------------------------------------
                                                                              EUR                EUR                 EUR
-------------------------------------------------------------------------------------------------------------------------

Brought forward:                                                                      140,694,633.93      149,679,907.44

-------------------------------------------------------------------------------------------------------------------------
12.  Income from additions
     to equity investments in
     non-affiliated companies
     affiliated companies and
     securities treated as fixed assets                                                53,172,310.19       93,544,044.44

-------------------------------------------------------------------------------------------------------------------------
13.  Costs arising from
     loss assignments                                                                  13,026,267.23        3,212,358.01

-------------------------------------------------------------------------------------------------------------------------
14.  Result from ordinary                                                             180,840,676.89      240,011,553.87
     business operations

-------------------------------------------------------------------------------------------------------------------------
15. Extraordinary earnings                                            --.--                                 4,608,667.15

-------------------------------------------------------------------------------------------------------------------------
16. Extraordinary expenditure                                         --.--                                90,755,963.48

-------------------------------------------------------------------------------------------------------------------------
17. Extraordinary result                                                                       --.--       86,167,296.33

-------------------------------------------------------------------------------------------------------------------------
18.  Taxes on income                                                                      672,108.74          638,481.14


-------------------------------------------------------------------------------------------------------------------------
19. Other taxes, where not
     shown under item 10                                                                  176,062.72          171,058.44

-------------------------------------------------------------------------------------------------------------------------
20.  Allocation to reserves
     for interest rate reductions                                                      74,336,681.36       56,392,186.16

-------------------------------------------------------------------------------------------------------------------------
21.  Net profit                                                                       105,655,824.07       96,642,531.80

-------------------------------------------------------------------------------------------------------------------------
22.  Balance brought forward                                                           31,646,572.41       27,803,517.05
     from the previous year                                                           137,302,396.48      124,446,048.85

-------------------------------------------------------------------------------------------------------------------------
23.  Transfer to retained profit and reserves
     to other retained profit and reserves                                            104,052,819.01       92,799,475.44


-------------------------------------------------------------------------------------------------------------------------
24.  Distributable profit
                                                                                       33,249,577.47       31,646,572.41

Notes to the annual financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank for the financial year ended December 31, 2001

General principles

     Landeskreditbank Baden-Wurttemberg - Forderbank (L-Bank) was established by legislation passed on November 11, 1998, which came into effect on December 1, 1998. In accordance with ss. 2 para. 1 subpar. 1 of the L-Bank Act, the share capital of the Bank is EUR 250 million.

     The financial statements for L-Bank have been drawn up in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch [HGB] and the Regulation on the Accounting Principles Applied to Credit Institutions (Verordnung uber die Rechnunglegung fur Kreditinstitute [RechKredV]).

     Headings and items on the balance sheet and statement of income are classified in accordance with the financial statement forms that appear in RechKredV. In the process, L-Bank has added an extra item to the expenses side of the statement of income, "Allocation to reserves for interests rate reductions" (ss. 265 para. 5 HGB).

     The majority interests declared in the financial statements are of minor significance overall. For this reason the Bank did not prepare consolidated financial statements for the period (ss. 296 para. 2 HGB).

Foreign currency translation principles

     Foreign currency amounts have been translated in accordance with the provisions set out in ss. 340 h HGB and declaration BFA 3/95. For purposes of currency translation, currency items have been calculated by offsetting claims and obligations arising from on-balance-sheet and off-balance-sheet transactions in the respective currencies. These transactions were classified and valued using the special cover option in the respective currencies. Accordingly, all expenses and earnings arising from currency translation are shown in the income statement as required by ss. 340 h para. 2 subparas. 1 and 2 HGB; there was no requirement to show income under a separate heading as the items outstanding on the balance sheet date fall within a limited timeframe.

Methods of accounting and valuation

     Assets and liabilities have been valued in accordance with the general provisions of ss.ss. 252 ff. HGB, taking into account the special rules applying to credit institutions (ss.ss. 340e ff. HGB).

     Receivables from credit institutions and customers are always shown at par value, liabilities to credit institutions and customers at redemption value. Any interest-based differences are shown under deferrals and repayments and written back pro rata temporis. Service charges are entered immediately. Low-interest or non-interest-bearing receivables are discounted. Reserves for interest rate subsidies are set up to cover loans associated with development programs. Zero bonds and similar securities issued are shown at the issue price plus interest calculated up to the balance sheet date pro rata temporis.

     All recognized individual risks and country risks arising out of the Bank's lending business were appropriately provided for, either by accumulated amortization for losses on individual loan accounts or by reserves. Lump-sum reserves have been established to cover latent credit risks, and the Bank maintains prudential reserves to cover general banking risks. Individual and lump-sum accumulated amortization/reserves have been deducted from the assets or liabilities side as appropriate, as has the reserve for general banking risks set up in compliance with ss. 340f HGB.

     Securities in the trading portfolio and liquidity reserve are valued strictly according to the principles of lower of cost or market value as at the balance sheet date. Securities treated as fixed assets are shown at net book value, differences between book value and redemption value (premiums/discounts) being marked up or down pro rata to term.

     Equity investments in non-affiliated and affiliated companies are valued at the lower of acquisition cost or fair value, according to the rules applying to fixed assets.

     Tangible assets are valued at acquisition or production cost, less scheduled depreciation. Where the value of an item is expected to continue to decline, unscheduled depreciation has been applied as appropriate. Minor fixed assets are fully depreciated in the year of acquisition.

     Reserves for pension commitments and for obligations under the Bank's employee pension scheme have been calculated using the method of computation provided for in ss. 6 a of the German Income Tax Act (Einkommensteuergesetz [EstG]) applying the updated Heubeck mortality tables. Adequate provisions have been made to cover the early retirement scheme provided for by collective agreement, the part-time employment scheme devised for senior employees and any obligations arising in connections with long service bonuses.

     Other reserves are set at the amount deemed necessary by the exercise of reasonable business judgment to cover all uncertain liabilities and potential losses on pending transactions.

     The Bank concludes derivative transactions primarily in order to control interest rate exposure - they are not valued. The Bank also trades in derivatives in order to hedge balance sheet items and on its own account. Transactions for hedging purposes are valued together with the relevant balance sheet items.

     The market values of bonds, notes and derivatives held for the Bank's own account are determined individually as at the balance sheet date. The Bank currently holds four portfolios governed by EUR interest rate risks and offsets valuation gains and losses within these portfolios. In accordance with the non-parity principle, any positive balance is not appropriated, whereas a provision is made to cover a negative balance.

Principles of the German Banking Act (Kreditwesengesetz [KWG])

     Throughout 2001, the Bank adhered to Principle I (relating to capital adequacy) and Principle II (relating to liquidity).

Maturities of selected balance sheet
items
(to residual maturity or first call)
-------------------------------------------------------------------------------------------------------------------------
                                                                                       Dec. 31, 2001       Dec. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                                                            EUR '000            EUR '000
-------------------------------------------------------------------------------------------------------------------------
Receivables from credit institutions

payable on demand                                                                             63,689             104,544
due in three months or less                                                                2,943,491           2,668,785
due in more than three months to one year                                                    657,886             559,018
due in more than one year to five years                                                    2,740,300           2,652,054
due in more than five years                                                                3,368,867           2,744,163

-------------------------------------------------------------------------------------------------------------------------
Receivables from customers

due in three months or less                                                                  474,632           1,057,291
due in more than three months to one                                                         719,364             418,969
year
due in more than one year to five years                                                    2,263,512           2,209,080
due in more than five years                                                               19,829,632          19,856,090
no fixed maturity                                                                                --                   --


-------------------------------------------------------------------------------------------------------------------------
Notes and other  interest-bearing
securities

Loan and notes
payable in the following year                                                                726,732             772,887

-------------------------------------------------------------------------------------------------------------------------
Liabilities to credit institutions

payable on demand                                                                            257,468             276,968
Due in three months or less                                                                5,403,174           5,799,658
Due in more than three months to one                                                       1,943,089           2,081,271
year
Due in more than one year to five years                                                    3,884,975           4,002,709
Due in more than five years                                                               10,140,718           9,698,507

-------------------------------------------------------------------------------------------------------------------------
Liabilities to customers

payable on demand                                                                             82,303              76,342
Due in three months or less                                                                  362,286             267,760
Due in more than three months to one                                                         146,862             112,651
year
Due in more than one year to five years                                                    1,068,285             730,429
Due in more than five years                                                                2,489,283           3,042,922

-------------------------------------------------------------------------------------------------------------------------
Certificated liabilities

payable on demand                                                                              2,045                   --
Due in three months or less                                                                  985,533             227,354
Due in more than three months to one                                                         702,913             301,304
year
Due in more than one year to five years                                                    7,773,132           5,358,146
Due in more than five years                                                                3,053,412           2,014,215
thereof under sub-item
"Notes and bonds issued" payable
In the following year:  TEUR 1,690,491

Notes to individual balance sheet items
-------------------------------------------------------------------------------------------------------------------------
                                                                                       Dec. 31, 2001       Dec. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                                                            EUR '000            EUR '000
-------------------------------------------------------------------------------------------------------------------------
Receivables from credit institutions

Under this heading are shown:

o receivables from
  non-affiliated companies                                                                210,478             948,437
o subordinated receivables                                                                  --                   --

-------------------------------------------------------------------------------------------------------------------------
Receivables from customers

Under this heading are shown:

o receivables from affiliated companies                                                   192,528             129,858
o receivables from non-affiliated companies                                               196,055             156,462
o subordinated receivables                                                                    175                 175

-------------------------------------------------------------------------------------------------------------------------
Notes and other interest-bearing
securities

The subheading "Bonds and notes" does not include any certificated subordinated receivables or receivables from affiliated or non-affiliated companies

Of the securities shown
Under this heading

o listed securities account for                                                         8,543,378           5,804,190
o unlisted securities account for                                                         141,380             204,057


Securities amount to EUR 6,540 million were assigned to fixed assets. Of these, EUR 2,915 million were valued as fixed assets.

-------------------------------------------------------------------------------------------------------------------------
Shares and
Other non-fixed interest securities

Under this heading are shown:

o subordinated assets in the amount of                                                       --                   --
o non-affiliated companies account for                                                       --                   --

Of the marketable securities shown under this heading:

o listed securities account for                                                            24,240               5,594
o unlisted securities account for                                                            --                   --


Notes to individual balance sheet items
-------------------------------------------------------------------------------------------------------------------------
                                                                                       Dec. 31, 2001       Dec. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                                                            EUR '000            EUR '000
-------------------------------------------------------------------------------------------------------------------------
Equity investments in non-affiliated
companies

Of the marketable securities included under equity investments in non-affiliated companies:

o listed securities account for                                                           120,563             120,563
o unlisted securities account for                                                               0                   0

-------------------------------------------------------------------------------------------------------------------------
Equity investments in affiliated
companies

This item does not include equity investments which have been certified as marketable securities

-------------------------------------------------------------------------------------------------------------------------
Fiduciary assets

This item is broken down as follows:

o receivables from credit institutions                                                    191,115             200,758
o receivables from customers                                                              625,170             798,901

-------------------------------------------------------------------------------------------------------------------------
Tangible assets

This item includes:

o real estate and building
  utilized for the Bank's own activities                                                   93,555              97,545
o furniture and office equipment                                                           12,408              12,257

-------------------------------------------------------------------------------------------------------------------------
Deferred charges, prepaid expenses and
deferred items
Assets

o Differences between net loan proceeds or original
  cash outlay and lower par (nominal) value of receivables                                 34,297              27,549
o Differences between amount issued and higher amount
  repayable of payables                                                                    47,530              37,644

-------------------------------------------------------------------------------------------------------------------------
Liabilities to credit institutions

Under this heading are shown:

o liabilities to affiliated companies                                                          --                  --
o liabilities to non-affiliated companies                                                  17,292             543,082

-------------------------------------------------------------------------------------------------------------------------
Liabilities to customers

Under this heading are shown:

o liabilities to affiliated companies                                                       9,331               4,518
o liabilities to non-affiliated companies                                                      --                  --



Notes to individual balance sheet items
-------------------------------------------------------------------------------------------------------------------------
                                                                                       Dec. 31, 2001       Dec. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                                                            EUR '000            EUR '000
-------------------------------------------------------------------------------------------------------------------------
Fiduciary liabilities

Fiduciary liabilities are divided up into:

o liabilities to credit institutions                                                       99,177             111,987
o liabilities to non-affiliated companies                                                 717,108             887,671

-------------------------------------------------------------------------------------------------------------------------

Deferred charges, prepaid expenses and
deferred items
Liabilities

o Difference between net loan proceeds or original cash outlay
  and higher par (nominal) value of receivables                                            41,059              45,107
o Difference between amount issued and lower amount repayable
  of payables                                                                               3,023               2,392

-------------------------------------------------------------------------------------------------------------------------
Subordinated liabilities

This item does not include any
liabilities to affiliated or
non-affiliated companies

For subordinated liabilities, interest
expenses were incurred in the amount of                                                    18,298              18,190

Individual subordinated issues exceeding 10% of the total amount of the subordinated liabilities, are as follows:

      Currency        Amount in millions   Interest rate       Due on
                                                (%)

         DM                  167               0.0000       Dec. 30, 2010

        EUR                   50               4.0800       Jan. 23, 2009

        EUR                  250               4.1250       Jan. 14, 2009

        EUR                   50               4.4600       Jan. 20, 2014

All subordinated liabilities constitute exclusively supplemental capital and meet the requirements of the General Banking Act (Kreditwesengesetz [KWG]). Of significance here is the subordinated nature of the Bank's liabilities in relation to non-subordinated liabilities due to other creditors. In the event of liquidation, subordinated creditors are only entitled to receive payment after all liabilities due to other creditors have been paid in full.

Retrospective limitation of the subordinated nature of the liability or the original maturity (of at least five years) or the agreed period of notice, is precluded.

In accordance with state legislation, L-Bank is unable to file for insolvency.

Individual material items
-------------------------------------------------------------------------------------------------------------------------
                                                                                       Dec. 31, 2001       Dec. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                                                            EUR '000            EUR '000
-------------------------------------------------------------------------------------------------------------------------
Other assets

o Premium on interest rate options                                                         18,164              26,766
o Objects d'art                                                                            13,637              13,626

-------------------------------------------------------------------------------------------------------------------------
Other liabilities

o Delivery commitments arising
  from securities operations                                                               49,692             774,336
o Adjustment item for foreign
  exchange valuation                                                                        7,596              76,468
o Liabilities relating to
  outstanding premiums on interest
  rate options                                                                             11,594              13,912
o Trade payables                                                                            6,649               5,740
o Deductible taxes                                                                          2,352               2,427

-------------------------------------------------------------------------------------------------------------------------
Deferred items

o Prepaid interest subsidies
  received from third parties                                                           1,220,285           1,339,676
o One-off payments on swaps due
  at maturity                                                                              43,430              56,610

-------------------------------------------------------------------------------------------------------------------------
Contingency reserves

o Under other reserves,
  reserves for L-Bank interest
  subsidies                                                                               654,094             695,804

-------------------------------------------------------------------------------------------------------------------------
Commissions paid

o Commissions paid for
  administration of loans in a
  fiduciary capacity                                                                       10,260              11,432

-------------------------------------------------------------------------------------------------------------------------
Other operating income

o Rental income                                                                            12,041               8,443
o Income from services to third parties                                                    18,915              20,626

-------------------------------------------------------------------------------------------------------------------------
Depreciation and accumulated
amortization on intangible assets and
tangible assets

o Unscheduled depreciation                                                                  8,028                  --


-------------------------------------------------------------------------------------------------------------------------
Extraordinary result

o Nonrecurrent charges incurred
  by the early repayment of high
  interest refinancing                                                                        --               90,776
o Nonrecurrent earnings from
  the early repayment of
  high-interest refinancing                                                                   --                4,609


-------------------------------------------------------------------------------------------------------------------------
                                                                                       Dec. 31, 2001       Dec. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
                                                                                            EUR '000            EUR '000
-------------------------------------------------------------------------------------------------------------------------
Total value of assets and debts denominated in foreign
currencies

Assets                                                                                       762,891             844,625
Debts                                                                                      1,587,830             344,349

The risks of exchange rate fluctuations arising from balance sheet items denominated in foreign currencies is essentially covered by off-balance-sheet hedging transactions

-------------------------------------------------------------------------------------------------------------------------
Book value of assets sold for repurchase (true repo
agreements pursuant to ss. 340 b. para. 4 HGB)

Open market transactions with Federal Central Bank                                            98,090           1,060,955
In the context of sell and buy-back transactions
with other credit institutions                                                                     --             162,360

-------------------------------------------------------------------------------------------------------------------------
Assets surrendered as security for liabilities

For liabilities to credit institutions
o open-market transactions with Federal Central
  Bank for other liabilities                                                                  98,090           1,060,955
o interest rate future transactions                                                            4,969               5,255

--------------------------------------------------------------------------------
Other financial obligations

The total sum of other financial obligations existing at the balance sheet date, which are not included in the balance sheet or shown below the line, is of minor significance to an evaluation of the Bank's financial position.

--------------------------------------------------------------------------------
Transactions involving derivatives

At the balance sheet date, the following transactions involving financial derivatives (forward transactions as defined in ss. 36 RechKredV) formed part of L-Bank's portfolio. The majority of the transactions were undertaken in order to hedge interest rate and exchange rate fluctuations. he respective credit risk equivalents have been calculated using the market valuation method based on the appropriate counterparty weighting with the corresponding percentage add-on. The practice of netting - the offsetting of negative market values - was not applied. Replacement costs were calculated on the basis of market prices. All contracts with a positive market value have been taken into account; they have not been set off against contracts with a negative market value by contracting party.

Transactions involving derivatives - by contracting party
--------------------------------------------------------------------------------

                                                                             Credit risk            Replacement
                                         Nominal values                      equivalents               costs
                              Dec. 31, 2001          Dec. 31, 2000           Dec. 31, 2001           Dec. 31, 2001
-------------------------------------------------------------------------------------------------------------------------
                               EUR million            EUR million             EUR million             EUR million
-------------------------------------------------------------------------------------------------------------------------

Banks in the OECD                 65,476                 48,958                     330                    977
Other counterparties               5,379                  1,781                      84                    110
(incl. stock
exchange contracts)

Total                             70,855                 50,739                     414                  1,087



Transactions involving derivatives - by maturity
--------------------------------------------------------------------------------

                                       Interest rate risks                              Currency risk
                              Dec. 31, 2001          Dec. 31, 2000           Dec. 31, 2001          Dec. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
                               EUR million            EUR million             EUR million            EUR million
-------------------------------------------------------------------------------------------------------------------------
Residual maturities
Up to 3 months                     3,810                  3,393                      80                    679
Up to 1 year                       6,384                  3,525                      46                    195
Up to 5 years                     22,518                 15,925                   1,255                    147
over 5 years                      36,398                 26,601                     364                    274

Total                             69,110                 49,444                   1,745                  1,295

Transactions involving derivatives - by volume
--------------------------------------------------------------------------------

                                                                             Credit risk            Replacement
                                         Nominal values                      equivalents               costs
                              Dec. 31, 2001          Dec. 31, 2000           Dec. 31, 2001           Dec. 31, 2001
-------------------------------------------------------------------------------------------------------------------------
                               EUR million            EUR million             EUR million             EUR million
-------------------------------------------------------------------------------------------------------------------------
Interest rate risks

Interest rate swaps                 67,845                 47,918                     387                  1,071
FRAs                                   250                    200                       0                      0
Interest rate options
-sold-                                   0                      0                       -                      -
Caps                                   895                    895                       1                      0
Stock exchange contracts               120                    431                       -                      -

Total interest rate                 69,110                 49,444                     388                  1,071
risks

Currency risks

Forward exchange deals                 103                    833                       0                      1
Cross-currency interest
rate swaps                           1,642                    462                      26                     15

Total currency risks                 1,745                  1,295                      26                     16


Transactions involving derivatives - commercial transactions
--------------------------------------------------------------------------------

                                                                             Credit risk            Replacement
                                         Nominal values                      equivalents               costs
                              Dec. 31, 2001          Dec. 31, 2000           Dec. 31, 2001           Dec. 31, 2001
-------------------------------------------------------------------------------------------------------------------------
                               EUR million            EUR million             EUR million             EUR million
-------------------------------------------------------------------------------------------------------------------------
Interest rate contracts              4,139                  5,825                      25                     63

Total                                4,139                  5,285                      25                     63


Statement on tax liability

Under ss. 5 para. 1 no. 2 of the Corporation Tax Act (Korperschaftsteuergesetz [KStG]) and ss. 3 no. 2 of the Trade Tax Act (Gewerbesteuergesetz [GewStG]), Landeskreditbank Baden-Wurttemberg - Forderbank is exempt from corporation tax and trade tax.

L-Bank's equity holdings pursuant to ss. 285 no. 11 HGB
--------------------------------------------------------------------------------

                                                                       Holding        Equity Capital    Net income/loss 1)
-------------------------------------------------------------------------------------------------------------------------
No. Name/Registered office                                                in $           in EUR '000         In EUR '000
-------------------------------------------------------------------------------------------------------------------------
Other assets                                                          (direct)

1.   Austria Beteiligungsgesellschaft mbH, Stuttgart                     33.34                35,601               1,273

2.   Industriepark Gottmadingen AG, Gottmadingen                        100.00                   627                (**)

3.   MBG Mittelstandische Beteiligungsgesellschaft
     Baden-Wurttemberg GmbH, Stuttgart                                   26.80                13,795               1,973

4.   PT German Centre Indonesia, Bumi Serpong Damai,
     Indonesia                                                           83.67           - 2,947 (*)         - 7,183 (*)

5.   Technologiepark Karlsruhe GmbH, Karlsruhe                           96.00                 1,797             - 527qq

6.   Technologieparks Tubingen-Reutlingen, Tubingen                     100.00                 1,971                - 29

7.   StEP Stuttgarter EngineeringPark GmbH, Stuttgart                   100.00                 2,117               - 383

8.   Business-Park Goppingen GmbH, Goppingen                             40.00                 1,232                - 18

9.   Buropark Fasanenhof GmbH, Stuttgart                                100.00                 (***)               (***)

10.  SCIO Knowledge Systems GmbH, Karlsruhe                              32.00                 (***)               (***)

11.  detectis GmbH, Freiburg                                             39.43                 (***)               (***)



(*) Exchange rate: 1 euro = 10,400 rupiah
(**) Profit and loss transfer agreement exists
(***) Established in 2001

1) Last available financial year in each case


Equity investments in non-affiliated companies pursuant to ss. 340 a para. 4 no. 2 HGB

------------------------------------------
No. Name/Registered office
------------------------------------------

1.  Baden-Wurttembergische Bank AG, Stuttgart

Fixed assets analysis

-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
    Fixed      Historical                                                       Write-offs      Book      Write-offs
   assets         cost                                                              and         value         and
  - balance      Jan. 1,                                                        cumulative    Dec. 31,    depreciation
 sheet items      2001       Additions   Retirements   Transfers    Write-ups   depreciation    2001        in 2001
-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
               EUR '000     EUR '000     EUR '000     EUR '000     EUR '000     EUR '000     EUR '000     EUR '000
-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
    Notes                               Net adjustment in compliance
  and other
   fixed-                              with ss. 34, para. 3, subpara. 2
  interest                                       RechKredV:
 securities   4,964,464                        TEUR 1,305,129                                 6,410,731             0
-------------- ------------ ---------------------------------------------------------------- ------------ ------------
 Shares and
    other
 non-fixed-
  interest
 securities       5,551                                                                               0             0
-------------- ------------ ---------------------------------------------------------------- ------------ ------------
   Equity
 investments
     in
non-affiliated
  companies     295,564                                                                         149,938         - 939
-------------- ------------ ---------------------------------------------------------------- ------------ ------------
   Equity
 investments
in affiliated
  companies      12,369                                                                          22,408       - 5,113
-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
  Tangible
   assets       173,662        6,606        - 151            0            0     - 38,655        141,462      - 19,309
-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
    Other
   assets        13,638           15            0            0            0         - 16         13,637           - 5
-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                       Dec. 31, 2001        Dec. 31,2000
-------------------------------------------------------------------------------------------------------------------------

Landeskreditbank Baden-
Wurttemberg - Forderbank hedging
account for mortgage bonds
at December 31, 2001 (EUR million)

Mortgage bonds issued                                                                          3,808               4,458

Cover for specific assets
o Receivables from credit institutions                                                           137                   0
o Receivables from customers                                                                   4,268               4,532
Surplus cover                                                                                    597                  73

-------------------------------------------------------------------------------------------------------------------------
Total emoluments paid out to
authorities and administrative bodies of
Landeskreditbank Baden-Wurttemberg
-Forderbank in 2001 (EUR '000)

Board of Governors                                                                               130                 167
Board of Management                                                                            1,380               1,581
Former members of the Board of
Management of their dependents                                                                   793                 787
Advisory Council (incl. travel
expenses)                                                                                        200                 213
Pension reserves for former members
of the Board of Management and their
dependents                                                                                     9,364               8,316

-------------------------------------------------------------------------------------------------------------------------
Loans to members of administrative
bodies (EUR'000) (incl. contingent
liabilities)

Board of Governors                                                                               540               4,233
Board of Management                                                                            1,492               1,745



-------------------------------------------------------------------------------------------------------------------------
Average number of staff employed in 2001
                                                                   male                 female                Total
Total number of employees                                           496                   599                 1,095

of whom:  full-time employees                                       487                   412                   899
          part-time employees                                         9                   187                   196
trainees
(not included in the total number)
excluding temporary staff, students on placement,
volunteers, cleaning staff



Directorships held by members of the Board of Management and employees of L-Bank pursuant to ss. 340 a para. 4 no.1 HGB


           Christian Brand,Chairman of the Board of Management

           Baden-Wurttemberg Bank AG, Stuttgart                     Member of the Supervisory Board

           BWK GmbH Unternehmensbeteiligungsgesellschaft,           Member of the Supervisory Board
           Stuttgart

           Clariant GmbH, Frankfurt                                 Member of the Supervisory Board

           LEG Landesentwicklungsgesellschaft                       Member of the Supervisory Board
           Baden-Wurttemberg mbH, Stuttgart                         (to Dec. 31, 2001)

           Sachsische Aufbaubank GmbH, Dresden                      Member of the Supervisory Board

           SG Holding AG, Stuttgart                                 Member of the Supervisory Board
                                                                    (to Nov. 29, 2001)

           Tourismus-Marketing GmbH Baden-Wurttemberg,              Vice Chairman of the Supervisory
           Stuttgart                                                Board

           Unternehmensbeteiligungsgesellschaft                     Chairman of the Supervisory Board
           Baden-Wurttemberg AG, Stuttgart i. L.                    (to July 12, 2001)

           Vorarlberger Landes- und Hypothekenbank AG,              Member of the Supervisory Board
           Bregenz


           Hans Beerstecher,Vice Chairman of the Board of Management

           Business-Park Goppingen GmbH, Goppingen                  Vice Chairman of the Supervisory
                                                                    Board

           GWZ Gesellschaft fur internationale wirtschaftliche      Member of the Supervisory Board
           Zusammenarbeit Baden-Wurttemberg mbH, Stuttgart

           Industriepark Gottmadingen AG (IPG),                     Chairman of the Supervisory Board
           Gottmadingen

           Jurgen Hagele,Member of the Board of Management

           Sachsische Aufbaubank GmbH, Dresden                      Member of the Supervisory Board
                                                                    (to Dec. 19, 2001)


           Dr.Manfred Schmitz, Member of the Board of Management


           MBG Mittelstandische Beteiligungsgesellschaft            Member of the Supervisory Board
           Baden-Wurttemberg GmbH, Stuttgart

           Industriepark Gottmadingen AG (IPG),                     Member of the Supervisory Board
           Gottmadingen                                             (from Aug. 29, 2001)
                                                                    Vice Chairman of the Supervisory
                                                                    Board
                                                                    (from Dec. 14, 2001)

           L-Bank employees

           Peter Arnold, Executive Officer

           Business-Park Goppingen GmbH, Goppingen                  Member of the Supervisory Board

           Industriepark Gottmadingen AG (IPG), Gottmadingen        Vice Chairman of the Supervisory
                                                                    Board
                                                                    (to Dec. 14, 2001)
                                                                    Member of the Supervisory Board
                                                                    (from Dec. 14, 2001

           PT German Centre Indonesia, Bumi Serpong Damai,          Chairman of the Supervisory Board
           Indonesia

           Stephan Tribull, Executive Officer

           Finanzierungsgesellschaft fur Offentliche Vorhaben       Member of the Board of Governors
           des Landes Baden-Wurttemberg mbH, Stuttgart

           Walter Weik, Executive Officer

           Landsiedlung Baden-Wurttemberg GmbH, Stuttgart           Member of the Supervisory Board

           MBW Marketing- und Absatzforderungsgesellschaft          Member of the Supervisory Board
           fur  Agrar- und Forstprodukte aus Baden-Wurttemberg
           mbH, Stuttgart

           Stadtbau GmbH Pforzheim, Pforzheim                       Member of the Supervisory Board

           Jurgen Schnieder, Group Manager

           PT German Centre Indonesia, Bumi Serpong Damai,          Member of the Supervisory Board
           Indonesia


Authorities of Landeskreditbank Baden-Wurttemberg - Forderbank

                          Board                 Members of the           - Other members -2)    Advisory members:
                          of Management:        Board of Governors
                                                2001

                          Christian Brand       Full members:            Klaus Hackert          Rudiger Ruhnow
                          Chairman                                       President of the       Chairman of the
                                                                         Baden-Wurttemberg      Central Staff Council
                                                                         Association            of Landeskreditbank
                                                                         of Craftsmen           Baden-Wurttemberg
                                                                                                - Forderbank

                          Hans Beerstecher      - State government       Norbert Keller         Reiner Enzmann
                          Vice Chairman         representatives - 1)     President of the       Chairman of the
                                                                         Karlsruhe Chamber of   Staff Council
                                                                         Commerce and Industry  at the Head Office
                                                                                                of Landeskreditbank
                                                                                                Baden-Wurttemberg
                                                                                                - Forderbank

                          Jurgen Hagele         Dr. Walter Doring MdL    Heinz Kalberer         Gabriele Propp
                                                Minister of Economic     Lord Mayer of          Chairman of the
                                                Affairs- Chairman -      Vaihingen              Staff Council at the
                                                                                                Branch Office of
                                                                                                Landeskreditbank
                                                                                                Baden-Wurtemberg
                                                                                                - Forderbank

                          Dr. Manfred Schmitz   Gerhard Stratthaus MdL   Gisela Graber
                                                Minister of Finance      Head of the
                                                - Vice Chairman          Baden-Wurttemberg
                                                                         Chapter of DAG

                                                Dr. Thomas Schauble MdL  Otwin Brucker
                                                Minister of Interior     President of the
                                                - Vice Chairman          Baden-Wurttemberg
                                                                         Association of
                                                                         Municipalities

                                                Gerdi Staiblin           Gerhard Burkhardt
                                                Minister of Rural        Chairman of the
                                                Planning                 Board of Management
                                                - Vice Chairman -        of the Verband
                                                to June 30, 2001         baden-wurttembergischer
                                                                         Wohnungs-unternehmen
                                                                         e.V.

                                                Willi Stachele MdL       Dr. Christoph Niemann
                                                Minister for Food and    General Partner of
                                                Rural Planning           HSBC Trinkaus &
                                                - Vice Chairman -        Burkhardt KgaA
                                                from July 1, 2001

                                                Ulrich Muller MdL
                                                Minister of the
                                                Environment, Transport
                                                and Communication

                                                Dr. Friedhelm Repnik
                                                MdL
                                                Minister of Social
                                                Affairs

                                                Rudolf Bohmler
                                                State Secretary at the
                                                Ministry of State

                                                Klaus Fischer
                                                Undersecretary at the
                                                Ministry of Finance


                          Deputy members        - Deputy                  Prof. Dr. Willi Weiblen        Klaus Roscheisen
                                                representatives -         Assistant Undersecretary       Assistant
                          - State government                              and Head of the                Undersecretary and
                          deputy                Joachim Wohlfeil          Department of Economic         Head of the
                          respresentatives -    President of the          and Structural Policy          Administration
                                                Karlsruhe Chamber         at the Ministry of             Department at the
                          Dr. Karl Epple        of Craftsmen              Economic Affairs               Ministry of the
                          Undersecretary at                                                              Environment, Transport
                          the Ministry of       Dr. Ing.Hansjorg Roeger   Prof. Dr. Ulrich Hieber        and Communications
                          Economic Affairs      President of the          Assistant Undersecretary       from July 1, 2001
                                                East Wurttemberg          and Head of the
                          Wolfgang Ruckert MdL  Chamber of Commerce       Department of                 Christian Luft
                          State Secretary at    and Industry              Construction Law, Urban       Assistant Secretary
                          the                                             Planning, Housing and         and Head of the
                          Ministry of Finance                             Historic Monuments            Central Office at the
                                                Egon Gushurst             at the Ministry of            Ministry of Social
                                                President and             Economic Affairs              Affairs
                          Roland Eckert         Chairman of the           to Sep. 30, 2001
                          Undersecretary at     Management Board of
                          the                   Badischer Genossen-       Walter Leibold
                          Ministry of the       schaftsverband            Assistant Undersecretary       Bernhard Giess
                          Interior              Raiffeisen - Schulze-     and Head of the                Assistant Secretary
                                                Delitzsch d.V.            Department of Financial        and Head of the
                          Rainer Arnold                                   Policy and Investments         State Budget,
                          Undersecretary at     Frank Zach                at the Ministry of Finance     Real Estate and
                          the                   Head of the Trade and                                    Investments Section
                          Ministry of           Industry Department of    Prof. Konrad Freiherr von      of the Ministry
                          Rural Planning        the Baden-Wurttemberg     Rotberg                        of State
                                                Chapter of DGB            Assistant Undersecretary and
                          Stefan Mappus                                   Head of the Department of
                          State Secretary at    Georg Mehl                Constitutional, Municipal,     Norbert Schmitt
                          the                   Senator (retd.)           Savings Bank and Legal         Assistant Secretary
                          Ministry of the       Wustenrot & Wurttem-      Affairs                        and Head of the
                          Environment,          bergische AG              at the Ministry of the         State Investments
                          Transport                                       Interior                       and Banking
                          and Communications    Karl-Heinz Reinheimer                                    Section at the
                                                Honarary Chairman         Prof. Dr. Jurgen Patzold       Ministry of Finance
                          Bernhard Bauer        of Bundesverband          Assistant Undersecretary and
                          Undersecretary at     Frier Wohnungs-           Head of the Administration
                          the                   unternehmen e.V.          Department at the Ministry of
                          Ministry of                                     the Environment, Transport
                          Social Affairs        Wilhelm Freiherr von      and Communications to
                                                Haller                    June 30, 2001
                          Hermann Strampfer     Member of the Board
                          Assistant             of Management
                          Undersecretary and    of Deutsche Bank AG
                          Head of Dept. I at
                          the
                          ministry of State

                          Julian Wurtenberger
                          Assistant
                          Undersecretary and
                          Head of Dept. II at
                          the
                          Ministry of State






                                                        1) ex officio members
                                                        2) personally appointed

Proposal of the Board of Management for the appropriation of retained profits

EUR 104,1 million of the net profit for the 2001 financial year has already been appropriated to retained profit. The Board of Management proposes that the remaining distributable profit in the amount of EUR 33,249,577.47 should be carried forward to next year's account.

Karlsruhe, March 26, 2002

Landeskreditbank Baden-Wurttemberg - Forderbank -


/s/ Christian Brand   /s/ Hans Beerstecher  /s/ Jurgen Hagele     /s/ Dr. Manfred Schmitz
--------------------  --------------------  --------------------  -----------------------
Christian Brand       Hans Beerstecher      Jurgen Hagele         Dr. Manfred Schmitz

Independent Auditors' opinion

     We have audited the financial statements of Landeskreditbank Baden-Wurttemberg - Forderbank - ("L-Bank" or "the Bank"), Karlsruhe, for the financial year ending December 31, 2001. The accounting and preparation of the financial statements and of the management report of the Bank in accordance with German commercial law are the responsibility of the Board of Managing Directors of L-Bank. Our responsibility is to express an opinion based on our audit on the financial statements and the management report of the Bank. We conducted our audit of the financial statements in accordance with ss. 317 HGB (the German Commercial Code and the German generally accepted standards for the audit of financial statements promulgated by "Institut der Wirtschaftsprufer" (IDW, the German Institute of Certified Public Accountants). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the presentation of the net assets, financial position, and results of operation in the financial statements, drawn up in accordance with the German generally accepted accounting principles, and in the management report of the Bank are free of material misstatement. Knowledge of the business activities and the economic and legal environment of the Bank and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the financial statements, and the management report of the Bank are primarily examined on a test basis within the framework of the audit. The audit of the financial statements includes assessing the accounting principles applied and the significant estimates made by the Board of Managing Directors of L-Bank and evaluating the overall presentation of the financial statements and management report of the Bank. We believe that our audit provides a reasonable basis for our opinion.

     Our audit did not lead to any objections.

     In our opinion, the financial statements give a true and fair view of the net assets, financial position, and results of operations of the Bank in accordance with German generally accepted accounting principles. Seen in total, the management report of the Bank is an accurate representation of the position of the Bank and accurately reflects the risks entailed in its future development.

Stuttgart, April 9, 2002

PWC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft


/s/ Schuldt                                  /s/ Apitzsch
------------------------------               ------------------------------
Schuldt                                      ppa. Apitzsch
Auditor                                      Auditor

                   SUPPLEMENTARY INFORMATION ON DEBT OF L-BANK


Debt of L-Bank at December 31, 2003

                                                                                                   Principal amount
                                                                                                      outstanding
                                                         Year of incurrence       Maturity        (in millions of EUR)
                                                         ------------------       --------        ---------------------
1. Bonds and Notes issued
a) Bonds(1)                                              1994-1998                2004-2008                   1,076.3
b) Notes(2)                                              1999-2003                2004-2043                  15,339.4
                                                                                                             --------
                                                                                                             16,415.7

2. Liabilities(3)
a) Liabilities to credit institutions(4)                 1952-2003                2004-2043                  18,900.4
b) Liabilities to customers(5)                           1957-2003                2004-2051                   2,912.1
c) Borrowings from the Federal Republic of Germany(6)                                                               0
d) Borrowings from the State of Baden-Wurttemberg(6)     1953-2003                2004-2008                   2,247.1
e) Borrowings from the State of Saxony                   1993                     2099                            1.1
                                                                                                             --------
                                                                                                             24,060.8
3. Subordinated Liabilities
a) Bonds and Notes(7)                                    1999-2003                2009-2015                     297.4
b) Others(8)                                             1999-2003                2008-2023                     301.4
                                                                                                             --------
                                                                                                                598.8

Total debt outstanding(9)                                                                                    41,075.3
                                                                                                             ========

---------------

(1)  This item consists of mortgage-backed bonds (Hypothekenpfandbriefe).
(2) This item consists of other bonds and notes. See "L-Bank--Business--Source of Funds."
(3) Liabilities include liabilities with an original maturity or non-prepayment period of less than four years, as well as those with an original maturity or non-prepayment period of four years or longer.
(4) Liabilities to credit institutions include mortgage-backed bonds and public debt-backed bonds issued by L-Bank and other liabilities of L-Bank.
(5) Liabilities to customers (i.e. non-credit institutions) include mortgage-backed bonds and public debt-backed bonds issued by L-Bank and other liabilities of L-Bank except liabilities to Germany, Baden-Wurttemberg and the state of Saxony.
(6) The dates of maturity of borrowings from Baden-Wurttemberg or Germany match the dates of maturity of loans made by L-Bank with such funds in connection with subsidized loan programs.
(7)  Includes Bonds and Notes in foreign currencies.
(8) Includes other borrowings in foreign currencies and medium and long-term loans evidenced by promissory notes placed with investors (Schuldscheindarlehen).
(9)  Includes the following debt in foreign currencies:


                          Currency                 Amount
                                           (currency in millions)
                   U.S. Dollar                  30,962.0
                   Australian Dollar               200.9
                   Canadian Dollar                 105.9
                   Swiss Franc                     665.8
                   Danish Kroner                     0.2
                   British Pound                    78.5
                   Japanese Yen                    804.6
                   Norwegian Kroner                139.4

                     Repayment Schedule for Debt of L-Bank
                       Outstanding at December 31, 2003
                             (in millions of EUR)

                       2004    2005    2006    2007    2008    2009    2010    2011    2012   2013    2014    2015-2023
                       ----    ----    ----    ----    ----    ----    ----    ----    ----   ----    ----    ---------
Bonds and Notes
Principal             3,059   4,810   1,244   1,834   3,113     166   1,080      15      30    173       0          403
Interest                606     463     307     254     191      93      85      26      26     30      21          151

Other liabilities
Principal             5,024   1,746   1,519     943   2,610   3,892     666     940     273    419     499          522
Interest                845     759     671     584     534     367     156     125      79     67      50          195

Total                 9,534   7,778   3,741   3,616   6,448   4,518   1,987   1,106     409    690     571        1,271
--------------------

(1) Certain outstanding debt of L-Bank matures after 20 years. Repayments thereof scheduled after 2023 are not included in this table.
(2) Floating rate interest is calculated on the basis of the most recent interest rate adjustment made before December 31, 2003.
(3) The repayment schedule with respect to borrowings by L-Bank from Germany and Baden-Wurttemberg includes only the minimum required amortization since the terms of such borrowings provide for repayment by L-Bank generally at the time that L-Bank has been repaid by the ultimate recipient of such funds under the relevant public support programs. Other liabilities include liabilities to credit institutions and liabilities to customers (excluding loans granted with funds provided by the federal or state governments or by Kreditanstalt fur Wiederaufbau), subordinated liabilities and profit participation capital.

                               U.S.$5,000,000,000


                                  [L-BANK LOGO]
                        Staatsbank fur Baden-Wurttemberg



























                                   Prospectus

                             Dated ___________, 2005

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Amount of Funded Debt and Estimated Amount of Floating Debt

         The only type of secured debt L-Bank has outstanding are mortgage-backed bonds (Hypothekenpfandbriefe). See "L-Bank--Glossary--Receivables from customers" in the prospectus. The security for such debt is determined in accordance with the Law on Mortgage-backed Bonds and Similar Securities Issued by Public Law Credit Institutions (Gesetz uber die Pfandbriefe und verwandten Schuldverschreibungen offentlich-rechtlicher Kreditanstalten). When loans or other indebtedness constituting security for L-Bank's mortgage-backed bonds are repaid, they are replaced on a regular basis by other eligible security without notice to the bondholders.

         All of the debt of Baden-Wurttemberg is unsecured. Hence, there is no provision for substitution of security with regard thereto.

Estimated Expenses

         It is estimated that the expenses, other than underwriting fees and commissions, payable by L-Bank in connection with the issuance and sale of the notes will be as follows:

Securities and Exchange Commission Registration Fee................    $588,500
Auditors' Fees and Expenses........................................    $ 35,000
Legal Fees.........................................................    $ 50,000

                  Total............................................    $673,500



                                  UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement

         (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          SIGNATURE OF LANDESKREDITBANK BADEN-WURTTEMBERG - FORDERBANK

         Pursuant to the requirements of the Securities Act of 1933, Landeskreditbank Baden-Wurttemberg - Forderbank has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Karlsruhe, Federal Republic of Germany, on March 28, 2005.

                 LANDESKREDITBANK BADEN-WURTTEMBERG - FORDERBANK


                                  By           /s/ Christian Brand
                                    ------------------------------------------
                                               Christian Brand
                                     Chairman of the Board of Management


                                  By           /s/ Jurgen Hagele
                                      ----------------------------------------
                                               Jurgen Hagele
                                      Vice Chairman of the Board of Management

                   SIGNATURE OF THE STATE OF BADEN-WURTTEMBERG

         Pursuant to the requirements of the Securities Act of 1933, the State of Baden-Wurttemberg has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stuttgart, Federal Republic of Germany, on March 28, 2005.

                                  THE STATE OF BADEN-WURTTEMBERG


                                  By        /s/ Gerhard Fink
                                    --------------------------------------------
                                             Gerhard Fink
                                            Attorney in Fact

                     SIGNATURE OF AUTHORIZED REPRESENTATIVE

         Pursuant to the requirements of the Securities Act of 1933, the Authorized Representative of Landeskreditbank Baden-Wurttemberg - Forderbank and the State of Baden-Wurttemberg in the United States has duly signed this Registration Statement on March 28, 2005.

                                  PUGLISI & ASSOCIATES


                                  By        /s/ Donald J. Puglisi
                                    --------------------------------------------
                                             Donald J. Puglisi

Exhibit
Number                     Description of Exhibits
------                     -----------------------


1.1 Form of Subscription Agreement for the Debt Securities of Landeskreditbank Baden-Wurttemberg - Forderbank.

3.1 Act Concerning Landeskreditbank Baden-Wurttemberg - Forderbank (English language translation).

3.2 Statutes of Landeskreditbank Baden-Wurttemberg - Forderbank (English language translation).

4.1 Agency Agreement dated March 22, 2005, for Debt Securities, including Forms of Debt Securities of Landeskreditbank Baden-Wurttemberg - Forderbank.

4.2            Form of Debt Securities (included in Exhibit 4.1).

5.1 Opinion (including consent) of Shearman & Sterling LLP in respect of the legality of the Debt Securities.

23.1 Consent of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft.

23.2           Consent of Shearman & Sterling LLP (included in Exhibit 5.1).

23.3 Consent of Gunther Benz, Ministerialdirigent, Ministry of Finance, State of Baden-Wurttemberg.

23.4 Consent of Walter Leibold, Ministerialdirigent, Ministry of Finance, State of Baden-Wurttemberg.

24             Power of Attorney.